Exhibit 99.1

Technical Report – Pascua-Lama Project – Region III, Chile

Technical Report

Pascua-Lama Project

Region III, Chile

San Juan Province, Argentina

Barrick Gold Corporation

Dated as of March 31, 2011

Technical Report – Pascua-Lama Project – Region III, Chile

TABLE OF CONTENTS

1.0	SUMMARY	8

1.1.	PROPERTY LOCATION	8
1.2.	OWNERSHIP	8
1.3.	GEOLOGY AND MINERALIZATION	9
1.4.	EXPLORATION CONCEPT	11
1.5.	STATUS OF DEVELOPMENT	12
1.6.	STATUS OF OPERATIONS	13

2.0	INTRODUCTION AND TERMS OF REFERENCE	15

2.1.	INTRODUCTION	15
2.2.	TERMS OF REFERENCE	15
2.3.	SOURCES OF INFORMATION	16

3.0	RELIANCE ON OTHER EXPERTS	17

4.0	PROPERTY DESCRIPTION AND LOCATION	18

4.1.	LOCATION	18
4.2.	AREA OF THE PROPERTY IN HECTARES	19
4.3.	TYPE OF MINERAL TENURE	19
4.4.	TITLE	20
4.5.	HOW PROPERTY BOUNDARIES WERE LOCATED	20
4.6.	LOCATION OF KNOWN MINERALIZED ZONES	23
4.7.	ROYALTIES, AGREEMENTS AND ENCUMBRANCES	23
4.8.	ENVIRONMENTAL LIABILITIES AND PERMITTING	25

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		33

5.1.	TOPOGRAPHY, ELEVATION AND VEGETATION	33
5.2.	PHYSIOGRAPHY, CLIMATE AND LENGTH OF OPERATING SEASON	33
5.3.	SURFACE RIGHTS	34
5.4.	LOCAL RESOURCES AND INFRASTRUCTURE	34

6.0	HISTORY	38

6.1.	HISTORIC EXPLORATION SUMMARY	38
6.2.	PASCUA-LAMA HISTORICAL RESERVES AND RESOURCES	42
6.3.	HISTORIC PRODUCTION	42

7.0	GEOLOGIC SETTING	43

7.1.	REGIONAL GEOLOGY	43
7.2.	DEPOSIT GEOLOGY	44

8.0	DEPOSIT TYPE	52

9.0	MINERALIZATION	53

9.1.	OCCURRENCE	53

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Technical Report – Pascua-Lama Project – Region III, Chile

9.2.	PRECIOUS METALS	53
9.3.	SULFIDE MINERALIZATION	54
9.4.	OXIDE AND SULFATE MINERALIZATION	55
9.5.	ALTERATION	56
9.6.	MINERALIZATION AND ALTERATION PARAGENESIS	58

10.0	EXPLORATION	63

10.1.	BARRICK EXPLORATION	63

11.0	DRILLING	65

11.1.	DRILLING METHODS	65
11.2.	LOGGING PROCEDURES	65

12.0	SAMPLING METHOD AND APPROACH	67

12.1.	SURFACE OUTCROP/TRENCH SAMPLING	67
12.2.	UNDERGROUND CHANNEL SAMPLING	67
12.3.	RC DRILL SAMPLING	67
12.4.	DIAMOND DRILL CORE SAMPLING	68
12.5.	MATERIAL DENSITY	68

13.0	SAMPLE PREPARATION, ANALYSIS, SECURITY	69

13.1.	SAMPLE PREPARATION	69
13.2.	SAMPLE ANALYSIS	71
13.3.	SAMPLE SECURITY	72

14.0	DATA VERIFICATION	73

14.1.	QUALITY CONTROL MEASURES AND PROCEDURES	73

15.0	ADJACENT PROPERTIES	76

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING	77

16.1.	METALLURGICAL TESTING	77
16.2.	METALLURGICAL SAMPLING	81
16.3.	ORE CLASSIFICATION	84
16.4.	MINERALOGY	85
16.5.	COMMINUTION PARAMETERS	86
16.6.	RECOVERIES	87
16.7.	PROCESSING	88
16.8.	PROCESS DESCRIPTION	91

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	96

17.1.	INTRODUCTION	96
17.2.	SAMPLE DATABASE	96
17.3.	GEOLOGIC MODEL	105
17.4.	MINERAL RESOURCE ESTIMATION	107
17.5.	BLOCK REGULARIZATION	111
17.6.	DENSITY	111
17.7.	RESOURCE CLASSIFICATION	111

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Technical Report – Pascua-Lama Project – Region III, Chile

17.8.	METALLURGICAL MODEL	112
17.9.	MINERAL RESOURCE AND MINERAL RESERVE STATEMENTS	114
17.10.	OTHER RELEVANT DATA AND INFORMATION	116
17.11.	REFERENCES	116

18.0 REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION AND DEVELOPMENT PROPERTIES		117

18.1.	METAL AND COMMODITY PRICE ASSUMPTIONS	117
18.2.	MINING OPERATIONS	118
18.3.	SMU ASSUMPTIONS, BENCH HEIGHT, DILUTION AND LOSSES	122
18.4.	PIT LIMIT ANALYSIS RESULTS	122
18.5.	PIT DESIGNS	123
18.6.	MINEABLE RESERVES	124
18.7.	PHASE DESIGN	124
18.8.	MINE PRODUCTION SCHEDULE	126
18.9.	WASTE DUMP DESIGN AND SCHEDULE	127
18.10.	PRE-PRODUCTION ACTIVITIES	130
18.11.	EQUIPMENT REQUIREMENTS	130
18.12.	CAPITAL AND OPERATING COSTS	132

19.0	ECONOMIC ANALYSIS	134

19.1.	METHOD OF EVALUATION	134
19.2.	CAPITAL EXPENDITURES	135
19.3.	PRODUCTION SCHEDULE	135

20.0	DATE AND SIGNATURE PAGE	137

21.0	QUALIFIED PERSONS’ CERTIFICATES	138

APPENDIX A		141

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Technical Report – Pascua-Lama Project – Region III, Chile

List of Figures

FIGURE 4-1: PASCUA –LAMA LOCATION MAP	18
FIGURE 4-2: PASCUA-LAMA PROTOCOL AREA	19
FIGURE 4-3: GENERAL LOCATION OF THE MINING CONCESSION IN CHILE AND ARGENTINA	20
FIGURE 4-4: ROYALTY AREAS	24
FIGURE 5-1: PASCUA – LAMA PHYSIOGRAPHY	33
FIGURE 7-1: PASCUA –LAMA REGIONAL GEOLOGY	44
FIGURE 7-2: PASCUA – LAMA SURFACE GEOLOGY	47
FIGURE 7-3 PASCUA – LAMA GEOLOGIC CROSS SECTION	48
FIGURE 9-1: GOLD GRAINS (YELLOW) INCLUDED IN PYRITE II GRAIN	55
FIGURE 9-2 PASCUA-LAMA SURFACE ALTERATION	57
FIGURE 14-1: FIELD DUPLICATE GOLD ASSAY COMPARISONS 1993-1996	74
FIGURE 14-2: FIELD DUPLICATE GOLD ASSAY COMPARISONS 1997-1999	75
FIGURE 16-1: PRE-2006 METALLURGICAL ORE CLASSIFICATION HIERARCHY	84
FIGURE 16-2: SCHEMATIC PROCESS FLOW SHEET	90
FIGURE 17-1: GOLD DISTRIBUTION COMPARISON: CORE VS. RC - 1M COMPOSITES	99
FIGURE 17-2: GOLD GRADE VS. CORE RECOVERY - 1M COMPOSITES	100
FIGURE 17-3: GOLD DISTRIBUTION COMPARISON: ROTARY VS. CORE - 1M COMPOSITES	100
FIGURE 17-4: GOLD DISTRIBUTION COMPARISON: ROTARY VS. CORE - 1M COMPOSITES	101
FIGURE 17-5: GOLD DISTRIBUTION COMPARISON: UG CHIP CHANNELS VS. CORE - 1M COMPOSITES	102
FIGURE 17-6: GOLD DISTRIBUTION COMPARISON: UG CHANNELS VS. UG MUCKS - 3M COMPOSITES	102
FIGURE 17-7: REVERSE CIRCULATION DRILL LOCATIONS	103
FIGURE 17-8: SURFACE DIAMOND CORE DRILL LOCATIONS	103
FIGURE 17-9: UNDERGROUND DIAMOND CORE DRILL LOCATIONS	104
FIGURE 17-10: SURFACE CHIP CHANNEL LOCATIONS	104
FIGURE 17-11: UNDERGROUND SAMPLE LOCATIONS	105
FIGURE 17-12: 0.4 G/T GOLD ENVELOPE – 4690 ELEVATION	106
FIGURE 17-13: 0.4 G/T GOLD ENVELOPE DIRECTIONAL ASSIGNMENTS– 4690 ELEVATION	107
FIGURE 17-14: 4X4X4M BLOCK GOLD GRADES– 4690 ELEVATION	108
FIGURE 18-1: PASCUA-LAMA INTER-RAMP SLOPE ANGLES	119
FIGURE 18-2: ROYALTY AREAS	121
FIGURE 18-3: PIT LIMIT SENSITIVITY	123
FIGURE 18-4: PASCUA FINAL PIT AND DUMP CONFIGURATION	124
FIGURE 18-5: PASCUA PIT PHASES – 4892 LEVEL	126
FIGURE 18-6: PASCUA PIT PHASES – 4796 LEVEL	126
FIGURE 18-7: PROJECT LAYOUT	130

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Technical Report – Pascua-Lama Project – Region III, Chile

List of Tables

TABLE 4-1: PASCUA LAMA ROYALTIES	23
TABLE 4-2: APPROVALS AND PERMITTING ACRONYMS	26
TABLE 4-3: ENVIRONMENTAL APPROVALS AS AT DECEMBER 31, 2010	26
TABLE 4-4: ENVIRONMENTAL APPROVAL CONDITIONS STATUS AS OF DECEMBER 31, 2010	31
TABLE 4-5: SECTORAL PERMIT STATUS AS OF DECEMBER 31, 2010	32
TABLE 6-1: PASCUA–LAMA HISTORICAL GOLD RESERVES AND RESOURCES	42
TABLE 9-1: PASCUA ALTERATION TYPES AND CHRONOLOGY	58
TABLE 9-2: ALTERATION, VEINING, AND MINERALIZATION PARAGENESIS	59
TABLE 9-3: APE STAGE PARAGENESIS	62
TABLE 12-1: DENSITY VALUES BASE ON ALTERATION TYPE	69
TABLE 16-1: METALLURGICAL REPORTS ON PASCUA-LAMA AND ESPERANZA ORES SINCE 1994	80
TABLE 16-2: METALLURGICAL SAMPLING COMPARED TO RESOURCE DRILLING AND MINE PLAN	83
TABLE 16-3: COMMINUTION PARAMETERS FOR PASCUA-LAMA GRINDING CIRCUITS	87
TABLE 16-4: PASCUA-LAMA METALLURGICAL RECOVERIES	89
TABLE 17-1: PASCUA-LAMA ASSAY DATABASE SUMMARY	97
TABLE 17-2: GOLD ESTIMATION PARAMETERS	109
TABLE 17-3: DIRECTIONAL FILL PARAMETERS – GOLD	110
TABLE 17-4: WASTE GOLD GRADE ESTIMATION PARAMETERS	110
TABLE 17-5: SILVER GRADE ESTIMATION PARAMETERS	110
TABLE 17-6 DENSITY VALUES	111
TABLE 17-7 RESOURCE CLASSIFICATION PARAMETERS	112
TABLE 17-8: METALLURGICAL INDICATOR CUTOFFS	113
TABLE 17-9: METALLURGICAL ESTIMATION PARAMETERS	113
TABLE 17-10: COPPER GRADE ESTIMATION PARAMETERS	113
TABLE 17-11: PASCUA-LAMA MINERAL RESERVES	115
TABLE 17-12: PASCUA-LAMA MINERAL RESOURCES EXCLUSIVE OF RESERVES	115
TABLE 18-1: PASCUA-LAMA 2010 METAL AND COMMODITY PRICES	117
TABLE 18-2: PASCUA-LAMA MAJOR COST DRIVERS	117
TABLE 18-3: PASCUA-LAMA MINING COST BREAKDOWN	119
TABLE 18-4: PASCUA-LAMA METALLURGICAL RECOVERIES	120
TABLE 18-5: PASCUA-LAMA PROCESSING COSTS AND PLANT PARAMETERS	120
TABLE 18-6: PASCUA-LAMA TOTAL OPERATING COST BREAKDOWN	121
TABLE 18-7: PASCUA-LAMA ROYALTY CALCULATIONS	121
TABLE 18-8: PASCUA-LAMA WHITTLE PIT SENSITIVITY TO GOLD PRICES	122
TABLE 18-9: MINEABLE RESERVES AT VARYING REVENUE CUTOFFS	125
TABLE 18-10: MINE PRODUCTION SCHEDULE	128
TABLE 18-11: MINE PRODUCTION SCHEDULE (CONT)	129
TABLE 18-12: PASCUA-LAMA PRIMARY FLEET REQUIREMENT	132
TABLE 18-13: PASCUA-LAMA SUPPORT EQUIPMENT SUMMARY	132
TABLE 19-1 : PASCUA-LAMA ECONOMIC SUMMARY	134
TABLE 19-2 : RECLAMATION COST (US$ MILLIONS)	135
TABLE 19-3 : METAL PRODUCTION BY COUNTRY OF ORIGIN	136
TABLE 19-4 : METAL PRODUCTION BY PRODUCT	136

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Technical Report – Pascua-Lama Project – Region III, Chile

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Technical Report – Pascua-Lama Project – Region III, Chile

1.0                     Summary

The Pascua-Lama project is being developed as a large-scale open pit operation with processing facilities having a designed throughput capacity of 45,000 tonnes per day.  Non-refractory ore produced by the mine will be subject to cyanide leaching, while refractory ore will be subjected to flotation prior to cyanide leaching.  The development of the processing facilities has been staged to reflect the expected composition of the ore over the mine life.  As of the date of this Technical Report, pre-production capital for the project is expected to be $3.3-$3.6 billion.  First production is expected in the first half of 2013 and average annual gold production from Pascua-Lama is expected to be 750-800,000 ounces in the first full five years of operation at total cash costs of $20-$50 per ounce (based on gold, silver and oil price assumptions of $1,100 per ounce, $16 per ounce and $85 per barrel, respectively, and assuming a Chilean peso f/x rate of 500:1).

1.1.                      Property Location

The Pascua deposit is situated on the international frontier in both Chile and Argentina. The project is about at 29020’south latitude and 78000’ west longitude (Williams et al., 2001) at an elevation ranging from about 4,000 to 5,260 meters. Most of the mineralization occurs between the elevations of 4,420 to 4,960 meters. Elevations of the infrastructure and open pit, located in both countries, will range from near 4,000 meters to over 5,260 meters.

In Chile, the project is accessed by about 147 kilometers of paved, gravel and dirt roads from the municipality of Vallenar, the capitol of the Huasco Province third region in Chile, and through  Alto del Carmen and several small communities.   The project scope includes upgrading 70 km of an existing public road from Punta Colorada and construction of 48 km of new road, all through unpopulated areas to join the road from Alto del Carmen on Barrick property. In Argentina, the property is accessed by about 363 kilometers of the same type of roads from the city of San Juan, the capitol of San Juan province in Argentina. The driving times are about four and eight hours, respectively.

1.2.                      Ownership

The Pascua-Lama property consists of various mineral and exploration concessions granted by the Republic of Chile to Compañía Minera Nevada (CMN), Barrick’s wholly owned Chilean subsidiary and by the Republic of Argentina to Barrick Exploraciones Argentina S.A. (BEASA), Barrick’s wholly owned Argentinean subsidiary. The topography on the property is steep and rugged, and is characterized by high sierras and deep valleys with natural slopes of 20 to 40 degrees.  Elevations on the property range from approximately 4300 m to 5250 m above sea level.

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Technical Report – Pascua-Lama Project – Region III, Chile

1.3.                      Geology and Mineralization

Regional Geology

The Pascua-Lama deposit is situated at the crest of the high cordillera of Region III, on the northern edge of a major mineralized trend known as the El Indio belt.  This trend, along which a number of major precious metal deposits are located (including the nearby Veladero deposit), stretches 47 kilometers south of Pascua-Lama to the world-renowned El Indio deposit and adjacent Tambo deposit.

The geology in the region is dominated by extrusive volcanic rocks that are locally intruded by hypabyssal stocks of varying size and numerous dikes and sills, while the regional structure in and around the gold deposits and prospects in the El Indio belt is dominated by northerly-trending high angle reverse faults, normal faults and fold belts oriented parallel to the major structural grain.  Pascua-Lama is positioned near the center of a northerly trending graben that contains nearly the entire Tertiary volcanic sequence that is distributed along the spine of the cordillera in Chile and Argentina.

Deposit Geology

Locally, the Pascua-Lama area has been the center of repeated intrusive and volcanic activity, beginning with a sequence of dacite and rhyolite ignimbrite ash flows deposited in the early Permian.  The flows were then intruded during Late-Permian/Triassic time by a granite batholith, which comprises the Pascua-Lama granite intrusive complex and occupies the central and eastern portions of the district, the dominant host lithology for the deposit.  After a long hiatus that extended into the Oligocene, numerous small diorite stocks and dikes were intruded into the granite complex and volcanics.  Dike emplacement continued into the Miocene, followed by deposition of Upper Middle Miocene dacite ash flows.  This Miocene intrusive activity was the precursor to the magmatism and associated hydrothermal activity around 8.78-8.79 My that produced the Pascua deposit.  In the waning stages of mineralization the emplacement of rhyodacite porphyry dikes (7.84 My) concluded the magmatic activity at Pascua-Lama.

Numerous breccia bodies are also present in the Pascua-Lama area. In surface outcrop, these breccias vary in dimension from centimeters up to hundreds of meters in diameter. Typically the breccias show a strong correlation to zones of intersection of two or more major structural zones, as described in the following section.  Brecha Central in the Quebrada de Pascua area is a good example of a matrix-supported breccia pipe that formed as a result of an explosive hydrothermal event related to the emplacement of the main portion of the Pascua deposit.

Deposit Type

The gold, silver, and copper mineralization and alteration assemblages at Pascua-Lama are associated with a structurally controlled acid sulfate

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Technical Report – Pascua-Lama Project – Region III, Chile

hydrothermal system hosted by intrusive and volcanic rock sequences of Upper Paleozoic and Middle Tertiary age.  Alteration and mineralization is of the high-sulfidation, epithermal type. Throughout the Pascua-Lama district, the alteration and mineralization appear to have been strongly controlled by structure. This control is most evident along the Esperanza, Pedro and Quebrada de Pascua fault systems.  As is typical with high-sulfidation epithermal deposits, the principal metal commodities at Pascua-Lama are gold and silver – the copper content is usually sub-economic.

Occurrence

The emplacement of mineralization and breccias which host mineralization at Pascua was controlled by high angle faults.  Six high angle fault sets have been identified, striking west-northwest, north-northeast, north-south, northwest, northeast and east-west.  The breccias, which host much of the gold-silver mineralization, occur at the intersections of three or more fault sets.  In total, at least 14 major centers of mineralization and a number of smaller centers have been recognized, of which Brecha Central is the most significant.

Precious Metals

Gold occurs primarily as native metal at Pascua-Lama, but it also is found in very minor amounts in gold telluride inclusions within enargite.  Silver mineralization grossly mimics the distribution of gold but over a much broader lateral area.  In any particular zone, silver typically occurs across widths that are two to three times those of gold.  Other than gold and silver, copper is the only metal in the Pascua-Lama deposit that occurs in significant quantities, primarily as enargite and copper sulfates.  Although local zones of higher grade copper can be found that are up to one meter wide and run as high as 10 percent copper, most copper values range between 0.1% and 0.4%.

Sulfides

The principal sulfide gangue minerals in the Pascua-Lama deposit include four stages of pyrite and enargite, with very minor amounts of galena and sphalerite (which are found mostly as constituents in quartz veinlets), covelite and chalcocite.  Pyrite comprises approximately 88% to 92% of all sulfides, with enargite accounting for the remaining 8 to 12%.

Oxides and Sulfates

Oxide minerals found across the Pascua-Lama deposit as products of weathering or hydrothermal alteration and include limonite, hematite, jarosite, kaolinite, and dickite.  Sulfates are also present in the Pascua-Lama deposit and include the insoluble sulfates barite, gypsum, and anglesite, and an abundant suite of soluble iron sulfates that include szomolnokite, voltaite, rhomboclase, and coquimbite.

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Technical Report – Pascua-Lama Project – Region III, Chile

Alteration

Alteration is intimately associated with precious metal mineralization at Pascua-Lama.  An early advanced argillic alteration stage consists of quartz-alunite-pyrite haloes that are most intense around mineralizing centers.  Superimposed on the advanced argillic assemblage is a steam heated alteration stage, which on the surface consists of an east-west elongated zone centered on Brecha Central, extending eastward to the cliffs that form the surface expression of the Lama Fault zone in Argentina.

A silica cap that ranges from 100 m to 325 m thick occupies a position beneath the main body of steam heat alteration.  The cap is divided into three zones – an upper silica-gold zone, a middle pyrite-silica zone, and a lower pyrite-szomolnokite zone, which is the most prominent of the three and is where gold contents in the cap are the highest.  The blanket of silver enrichment mentioned previously in this section crosscuts all three zones.  The cap is generally thickest on the margins of the deposit.

The alteration and mineralization types found in most of the mineralized centers of the Pascua-Lama deposit are similar, but the orientation of the fracture sets that provide the plumbing for the mineralizing fluids at each center can be different.  Almost 98% of all structural data collected from the deposit is related to veinlets, and very few structures lack some form of hydrothermal filling.

1.4.                      Exploration Concept

Structural preparation is the most important criteria for the development of mineral deposits. Mineralization and breccias at Pascua are controlled by high angle faults, particularly the intersections of three or more sets of faults. A significant low angle set is also present. Intersections of two to three structural sets are required to produce mineralization centers and mineralized breccia pipes. In mineralized areas, low angle fractures normally contain significant gold-copper ±silver mineralization.

Repetitive intrusive activity is an extremely positive sign for the presence of large mineral deposits.  A minimum of seven, and perhaps as many as ten, periods of intrusion have affected the Pascua area from the Permian to the upper Miocene.

Gold, tellurium and bismuth related to the enargite and pyrite in the deposit produce talus fines anomalies above mineralization. In addition, silver and mercury from the silver blanket produce erratic talus fines anomalies above mineralization on the surface. These five elements are the best pathfinders to Pascua mineralization and are definitely superior to most geophysical methods in this regard. The only geophysical exception is the intermediate level margin of the SP anomaly that overlies all of the named mineralization centers except for the two high level centers at Esperanza. Readily leached elements like copper are absent on the surface where arsenic and lead tend to be peripheral to mineralized zones. The combination of surface mapping, SP and selected

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Technical Report – Pascua-Lama Project – Region III, Chile

elements of the talus fines geochemical survey would have formed a powerful tool for locating most of the mineralization centers at Pascua.

1.5.                      Status of Development

Barrick acquired the assets of Lac Minerals Corporation in September 1994, including exploration properties on the Chile/Argentina border. Initially, laboratory test work, alternative mine plans and metallurgical processes were evaluated focusing principally on the non-refractory ore. In 1995 reserves estimated by Barrick were increased and further studies were initiated that focused on higher production rates in addition to the treatment of a refractory ore type.

In 1996, a development plan was completed based on processing 18,000 t/d of non-refractory ore. The refractory ore type was not considered part of the development plan pending completion of metallurgical test work.

The plan was not economically attractive and, as a result, for the period 1996 to 2000 more effort was placed on developing a suitable metallurgical process to handle both the refractory component of the orebody as well as the non-refractory. In 2000 the project was submitted for environmental approval in Chile, which it obtained in 2001, but the project was then suspended due to the severe drop in metals prices.

In Chile, an environmental impact study (Estudio de Impacto Ambiental, EIA) was approved by resolution with conditions in April 2001. A supplementary submittal was presented in December 2004 EIA. In 2005, three addendums were submitted in response to questions and concerns raised by the communities and authorities. Barrick received approval of the EIA from Chilean environmental regulatory authorities in February 2006.

The Argentine Environmental Impact Report (Informe de Impacto Ambiental, IIA) was submitted to the government authorities in August 2000. It was followed by four addendums in response to requests for further information. In 2001, following the decision to defer construction of Pascua-Lama, Barrick requested that the regulatory review process be put on hold in favor of the Veladero review. Argentine authorities subsequently requested that BEASA compile and submit an updated IIA to include an analysis of the cumulative effects of Veladero and Pascua-Lama. This document was submitted to the government authorities in November 2004 and was followed by one Addendum in response to requests for further information in October 2005. Additionally, one document called the Texto Ordenado combining all the information of the IIA 2004 and Addendum 2005 was submitted to the government authorities on August1, 2006. The IIA approval was received with conditions in December 2006.  The first bi-annual update of the IIA was approved in December 2009 and the second bi-annual update of the IIA was submitted to the governmental authorities in May 2010.

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Technical Report – Pascua-Lama Project – Region III, Chile

During 2005 to 2007 additional geological sampling, mine planning, and metallurgical test work was completed to confirm the ability to mine and process both refractory and non-refractory ores simultaneously and to grind the ore in an autogeneous wet grinding operation prior to the Merrill-Crowe leach process. The results were positive and the facilities have been revised.

The Pascua-Lama process facilities will have the capacity to treat 45,000 tpd of ore. Initially in Phase 1 the plant will treat 45,000 tpd of non-refractory ore through cyanide leaching.  Upon the commencement of Phase 2, one third (15,000 tpd) of the plant will be converted to the treatment of refractory ore and the operation of a 15,000 tpd flotation circuit will begin.

Basic Engineering for the process plant was started in early 2006 and completed in April 2007.  Basic engineering for the process plant and infrastructure was performed by Fluor-Techint.  In 2007 basic engineering of the water management system and the tailings dam was completed by Golder and Vector, respectively.  ARA Worley Parsons have engineered the truck shop; CMN in-house engineering has completed basic engineering for the access roads to the site, as well as camp facilities.  Pre-production capital is expected to be $3.3-$3.6 billion.

1.6.                      Status of Operations

Approximately 90% of the Pascua Lama Project detailed engineering is complete. Completion of detailed engineering is scheduled for first half of 2011. The plan to develop the construction and start up phase is summarized as follows:

Mine

Pioneering started with the massive earth movement in October 2009.

Pre-stripping will be done using part of the mine production fleet. The fleet assembly is progressing with 10 of the planned 30 trucks already assembled and almost all of the auxiliary equipment ready to work. Shovel assembly is scheduled to begin in February 2011. The schedule for pre-stripping shows 85M tonnes mined in 18 months before start up of first process line. Start date for pre-stripping is planned in May 2011.

Mine production starts with start up of first process line and supply of the complement of the mine production fleet.

Plant

Crushing and Overland Conveying. In detail engineering, start up is planned for Q4 2012.

Grinding and Washing. In detail engineering, start up of first grinding circuit is planned for Q4 2012.

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Technical Report – Pascua-Lama Project – Region III, Chile

Leaching and Merrill Crowe. In detail engineering, start up is planned for Q3 2012. First production is expected in the first half of 2013.

Flotation. In detail engineering, start up is planned for 3rd Q 2015.

Tailing Dam. In detail design, approach is starter and 10 lift stages for the rock wall and pond lining.

Infrastructure

Logistic

Access roads construction on the Chilean side started together with the massive earth movement. Construction on the Argentine side started with the massive excavation of the Process Plant. Stores, lay down areas and logistics centers have been built. Water. Water for process and services, catchments and pumping to storage ponds  have detail design complete both for Chilean and Argentine sides. Construction will start once massive earth movement is finished.

Potable Water

Designs in detail engineering, first installations will be done together with Barriales and Los Amarillos Camps. ARD Water, El Estrecho Basin, design in detailing engineering. Rio Turbio Basin is postponed eventually once El Morro Dump starts.

Power & Energy

System detail design is complete. A power purchase agreement has been signed and construction of the main 220Kv power line has started.

Communications

Permanent system is based on FO cable; cable is part of the power line system also. All communications (voice, data, and signals) will flow through FO cable. Provisional system is through microwave system available from Veladero Mine, in the future will be backup. Emergency system is through VHF radio communications and satellite.

Camps

Both Barriales and Los Amarillos Camps are designed for construction and operation stages, construction is on-going.

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Technical Report – Pascua-Lama Project – Region III, Chile

2.0     Introduction and Terms of Reference

2.1.                      Introduction

The Pascua-Lama project, South American Region, and Reserves group staff of Barrick have prepared this Technical Report to support the public disclosure of Mineral Reserve and Mineral Resource estimates as of December 31st, 2010, as required under section 4.2(1)6 of National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. The format and content of this report are intended to conform to Form 43-101F1, Technical Report.  Unless otherwise indicated or the context otherwise requires, information contained in this Technical Report is as at December 31, 2010.  As noted throughout this Technical Report, subsequent to the date of preparation of certain information contained herein, Barrick announced that it expected pre-production capital for the project to be $3.3-$3.6 billion.  Barrick also announced that first production is expected in the first half of 2013 and that average annual gold production from Pascua-Lama is expected to be 750-800,000 ounces in the first full five years of operation at total cash costs of $20-$50 per ounce (based on gold, silver and oil price assumption of $1,100 per ounce, $16 per ounce and $85 per barrel, respectively, and assuming a Chilean peso f/x rate of 500:1).  To the extent there is any inconsistency between the above information and information contained elsewhere in this Technical Report, please refer to the above as the current information.

2.2.                      Terms of Reference

Unless stated otherwise, all quantities are in metric units and currencies are expressed in constant 2010 US dollars. The mineral resource and mineral reserve summaries are reported in both imperial and metric units. The following metal prices and currency exchange rates were used as a basis for this report:

Table 2-1

Pascua-Lama Metal Prices and Exchange Rates

Metal Prices for Reporting (US$)
Gold	1000.00
Silver	16.00
Copper	2.00

Exchange Rates (per US$)
Chile Peso	525.00
Argentina Peso	3.75

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2.3.                      Sources of Information

This report summarizes, and refers to, work conducted by Barrick geologists, engineers, and metallurgists along with third party consultants who have been engaged in the definition of the project.  These external consultants include; Pincock Allen & Holt (reserves), Resource Evaluation Inc (geology and resource audit), Resource Modeling Inc. (geology and resource models), Scott Wilson Mining Group (Geology, Resources and Reserves audit), Smee and Associates Consulting Ltd (QA/QC), NCL (Mine Plan and reserves), Lakefield Canada (Metallurgy, pilot test and assaying), John Goode and Associates (Metallurgy), SNC-Lavalin Engineers & Constructors (Process design and capital), Arcadis Geotecnica  (Environmental Permit-Chile), Knight Piesold (Environmental Permits- Argentina), Fluor Techint (Feasibility  Study Report Update 2007) and other consultants and sub-contracted consultants.

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3.0     Reliance on Other Experts

This report was prepared by the authors using reports prepared under the direction of employees of Barrick Gold Corporation and its retained consultants. While reasonable care has been taken in the preparation of this technical report, the authors cannot guarantee the completeness or accuracy of supporting studies not prepared under their direct supervision. While the authors did not supervise the preparation of reports and data prepared by the previous owners, they have examined the information available and have concluded that the conclusions and recommendations were reasonable.

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4.0       Property Description and Location

4.1.                      Location

The Pascua-Lama property straddles the Chilean-Argentine border in the “Cordillera de Los Andes” (Figure 4-1).  The property is located at approximately 29° 19.0’S and 70° 01.0’ W.  The Pascua portion of the deposit, which contains the majority of the gold/silver mineralization (Over 80% of the mineralization), is situated on the Chilean side of the border in Region III, approximately 150 km southeast of the town of Vallenar. The Lama portion of the property is located within the Province of San Juan, Argentina, 300km northeast of the provincial capital city of San Juan. The entire project is encompassed by a defined “Protocol Area” that allows free passage of persons involved with the project across the border between the two countries (Figure 4-2).  The Treaty on Mining Integration and Complementation, and the related Specific Additional Protocol, between the Republic of Chile and the Republic of Argentina permits Barrick to control entry into the Protocol Area.

Figure 4-1: Pascua –Lama Location Map.

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Figure 4-2: Pascua-Lama protocol area.

4.2.                      Area of the Property in Hectares

The Pascua-Lama property consists of various mineral and exploration concessions granted by the Republic of Chile to Compañía Minera Nevada (CMN), Barrick’s wholly owned Chilean subsidiary and by the Republic of Argentina to Barrick Exploraciones Argentina S.A. (BEASA), Barrick’s wholly owned Argentinean subsidiary (Figure 4-3).

The CMN mining properties in the Chile area, are 119.262 hectares and the BEASA mining properties in Argentina area, are 6.888 hectares.

4.3.                      Type of  Mineral Tenure

Exploitation and Exploration Mining Concession in both countries are shown in Figure 4-3. The current status of the Chilean mining concessions is shown in Appendix A. Compañía Minera Nevada (CMN) have two types of exploitation concessions.  The first includes all concessions inside the protocol area and the second includes all concession outside the protocol area.  Appendix A also shows all exploitation concessions in and outside the protocol area (concessions along the greater part of the route of the power line that forms part of the Project).  CMN has fully constituted mining rights in all of these exploitation concessions.

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Figure 4-3: General Location of the Mining Concession in Chile and Argentina

4.4.                      Title

Barrick, through its wholly owned subsidiary Compañía Minera Nevada (CMN), owns the surface property and the legal concessions for mineral exploration and exploitation of the “Protocol Area” of the Pascua Lama project in Chile.  The mineral concessions have been independently reviewed and verified.

Barrick, through its wholly owned subsidiary Barrick Exploraciones Argentina S.A. (BEASA), owns 90% of the surface property and the legal concessions for mineral exploration and exploitation of the “Protocol Area” of the Pascua Lama project in Argentina.  The Land Title and registration of mines and minerals has been detailed in a report by Argentine counsel.

The remaining 10% of the surface property is owned in two equal shares by descendents of a local landowner.

4.5.                      How Property Boundaries Were Located

The Pascua-Lama Project is to be constructed on the international boundary between Chile and Argentina with operational activities occurring in both

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jurisdictions. The mining property is subject to different legislation in both countries.

In Chile, the government is vested with the absolute, exclusive and inalienable right to minerals. Private persons may obtain the right to explore for and exploit minerals through mining concessions, which are granted in a judicial proceeding. An exploration concession, subject to the payment of annual fees, is valid for two years, renewable for an additional two years with respect to half the area of the original concession. An exploitation concession is valid indefinitely, subject to the payment of annual fees. There are no work commitments.

CMN has fully constituted mining rights in and around the Pascua-Lama project area.

CMN has obtained exploration concessions along the greater part of the route of the power line that forms part of the Project.

In Chile, ownership of a mining concession does not include ownership of the surface estate. However, mining rights are dominant to surface rights and the Mining Code grants the owner of the mineral estate liberal rights to use the surface subject to the payment of reasonable compensation to the surface owner.

CMN owns all the surface property in and around the Pascua-Lama project. This property was purchased for locating mine facilities and to purchase water rights.

In Chile, mining rights are dominant to the surface estate. The Mining Code provides the mining concession owner with broad rights to establish easements for stockpiles, waste dumps, tailings, process facilities, power lines, roads, pipelines, etc., subject to the payment of reasonable compensation to the surface owner.

Easements are granted either by private agreement or judicial resolution once the amount of indemnification to the surface owner is determined. Easements are established for a particular purpose and terminate once the activities for which the easements were obtained have ceased.

Owners of mining easements are obligated to permit other mining property owners to benefit from their easements to the extent that it does not prejudice their own exploitation.

CMN has obtained certain rights-of-way for the construction of the projected power line and is in the process of obtaining any remaining necessary rights of way. CMN expects to obtain these rights-of-way in the normal course of business.

In Argentina, the mining rights, consisting of a number of 22 mines (or mining concessions) for the Pascua-Lama project, are owned by BEASA and Exploraciones Mineras Argentinas S.A. (“EMASA”), a wholly owned subsidiary of Barrick.. Appendix A, shows the identification data for each of the mines, their

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area (in hectares) and the corresponding registration with the Mining Department for the Province of San Juan. The protection of mines is provided for in the Argentina Republic Mining Code through three conditions that must be complied with. These conditions are fixed capital investments, canon payments and mine activity and are described as follows:

The Investment Plan which was submitted has been complied with in relation to all the mines that make up the Pascua-Lama Project. The capital investment, in accordance with the provisions of the Mining Code and based on the declarations made in each of the administrative files, in relation to the properties that make up the Pascua-Lama project on the Argentine side amounts to $ 20.993.970,81 Argentine Pesos.

Canon payments are paid annually in the amount of $ 53.600 and $ 5.360 Argentine pesos for the BEASA and EMA mines, respectively. All canon payments have been made to date.

Pursuant to Article 225 of the Mining Code, when a mine has been inactive for more than four years, the mining authority may call for the submittal of a project to either activate or reactivate this mine. The decision to activate or reactivate the mine must be given within six months of the mining authority’s request. A mine is considered to be inactive if no regular exploration, preparation or production works have been conducted in at least a 4-year period referred to in Article 225.

The Pascua-Lama mineral reserve area is entirely within the Campo de las Taguas boundaries. BEASA is the owner of an undivided 90% interest in the Campo de las Taguas, with the remaining 10% interest in two equal shares owned by descendents of a local landowner. This ownership structure is not expected to adversely affect development or operation of the Pascua-Lama project.

In Argentina, the Mining Code grants the mining concession owner broad rights to establish easements for stockpiles, waste dumps, tailings, process facilities, power lines, roads, pipe lines, etc., subject to payment of reasonable compensation to the surface owner.

Easements are granted through private agreements or administrative resolutions once the amount of indemnification to the surface owner has been determined. Easements are established for particular purposes and are accessory to the mining right to which they refer; therefore, they terminate with such mining right.

Owners of mining easements are obligated to permit other mining property owners to benefit from their easement to the extent that it does not prejudice their own exploitation, and they participate in the easement maintenance costs.

BEASA has the right to obtain rights-of-way to facilitate development of the mining rights. The Argentine mining law includes a provision for the compensation to the surface rights holder for damages caused to the holder’s property through

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development of the right-of-way required to develop mining activities. Accordingly, either by virtue of BEASA’s ownership of the Campo de las Taguas, or under the rights granted by the Mining Law, BEASA expects to obtain in the normal course any additional rights-of-way or easements to use the surface property required to develop the Pascua-Lama project.

4.6.                      Location Of Known Mineralized Zones

The Pascua-Lama deposit is situated in the major mineralized trend known as the El Indio belt in the high cordillera of Region III, along the international border between Chile and Argentina. Along this trend many gold prospects and gold mines occur. To the south of the Pascua Lama area, 47 km approximately are the El Indio and Tambo Mine (closed), between them appear some prospects like El Carmen and Sancarron that have small mineralized zones. To the SE, 10 km approximately, is the Veladero Gold Mine, in this moment in production and to the North, 50 Km approximately are some smalls gold prospects like El Encierro and Valeriano that haven’t a good mineralization

4.7.                      Royalties, Agreements and Encumbrances

Royalties applied to the revenue calculation according to the origin of the ore are described in the following table:

Table 4-1: Pascua Lama Royalties

Royalty	Pay Basis	Percentage

Argentina	total net revenue	3.00%

Chile	gold revenue after smelting and refining deducts	9.804%

Chile	copper revenue after smelting and refining deducts	1.9608%

Comsur	gold revenue	5.00%

Comsur	copper revenue after smelting and refining deducts	0.50%

The geographical distribution of the different royalty areas is shown in the Figure 4-4:

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Figure 4-4: Royalty Areas

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4.8.                      Environmental Liabilities and Permitting

Required Permits and Status

The work and operations for this Project will be completed both in Chile (Region III-Atacama) and in Argentina (Province of San Juan).  The entire project is encompassed by a defined “Protocol Area” that allows free passage of persons involved with the project across the border between the two countries.  The Treaty on Mining Integration and Complementation, and the related Specific Additional Protocol, between the Republic of Chile and the Republic of Argentina, permits Barrick to control entry into the Protocol Area.  Among other matters, this protocol defines the Project operations area within which the transportation of people and equipment will be allowed with no requirement for customs and international police regulatory formalities to be carried out on each occasion the border is crossed.

In Chile, the Project will be undertaken by CMN, whereas in Argentina the Project will be developed by BEASA.

A summary of the key environmental milestones that have now been achieved by the project are outlined below:

The ecological, geographical and social resources and features of the region have been documented and considered in the design of the proposed facilities.  Residual and cumulative impacts from the project have been assessed.

Environmental impact assessment documentation has been prepared and submitted to Argentine and Chilean authorities, and environmental approvals have been received from both.

All significant pre-construction permits have either been obtained or are in advanced stages of approval, including the water concessions and permits to construct the tailings facility in Argentina; course-of-construction permits are being processed commensurate with the progress of engineering to meet construction priorities.

Monitoring programs have been approved for both countries, and monitoring against the baseline, including social monitoring, is ongoing.

A process of broad public consultation was included during the environmental impact evaluation, and an effective community consultation program is ongoing.

Table 4.2 lists the major acronyms that are used in both Chile and Argentina with respect to the project approvals processes.  Note that one acronym (DIA) is used in both countries but with different meanings.

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Table 4-2: Approvals and Permitting Acronyms

Where used	Abbreviation	Meaning in Spanish	Meaning in English

Chile	SEIA	Sistema de Evaluación de Impacto Ambiental	Environmental Impact Evaluation System
	EIA	Estudio de Impacto Ambiental	Environmental Impact Study
	DIA	Declaración de Impacto Ambiental	Environmental Impact Declaration
	ICSARA	Informe Consolidado de Aclaraciones, Rectificaciones y/o Ampliaciones	Regulators’ request to proponent for clarifications, corrections and/or additional information
	Adenda	Adenda (al EIA)	Addendum (to EIA)
	RCA	Resolución de Calificación Ambiental	Approval (with conditions) of EIA/DIA
-
Argentina	IIA	Informe de Impacto Ambiental	Environmental Impact Report
	TO	Texto Ordenado	Consolidated version of IIA, addenda and other responses to regulatory requests
	Adenda	Adenda (al IIA)	Addendum (to IIA)
	DIA	Declaración de Impacto Ambiental	Approval (with conditions) of IIA
	Actualización	Actualización al IIA	IIA biannual update

Environmental Approvals

The project has been subject to lengthy and rigorous environmental review processes in both Chile and Argentina.  The environmental approvals held by the project are listed in Table 4-3, and described below.

Table 4-3: Environmental approvals as at December 31, 2010

Country	Document	Submittal date	Approval date	Resolution

Argentina	5th update to Lama exploration IIA	14-Oct-04	28-Dec-05	RES-282-SEM-05
Argentina	Pascua-Lama project, exploitation phase IIA (TO)	1-Aug-06	5-Dec-06	RES-121-SEM-06
Argentina	Tudcum logistics center IIA	29-Aug-06	13-Dec-06	Acta No. 7
Argentina	1st update to Pascua-Lama IIA	22-Apr-09	16-Dec-09	RES-230-SEM-2009
Argentina	2nd update to Pascua-Lama IIA	6-May-10	Pending
Argentina	Powerline IIA (to ENRE)	21-May-09	Pending
Chile	Punta Colorada road EIA	19-Mar-96	11-Apr-96	011/1996
Chile	Pascua-Lama project EIA	30-Aug-00	25-Apr-01	039/2001
	approval modification…		03-Jul-01	059/2001
Chile	Pascua-Lama project modifications EIA	6-Dec-04	15-Feb-06	024/2006
Chile	Power generation DIA	20-Mar-07	20-Jun-07	111/2007
Chile	Powerline DIA	14-Jun-07	11-Sep-07	2859/2007
Chile	Potrerillos lime & limestone facility DIA	13-Nov-08	27-Apr-09	090/2009
Chile	Potrerillos Haul Road	18-May-2010	15-Oct-2010	232/2010
Chile	Wind Farm DIA	1-Jul-07	30-Oct-07	186/2007
Chile	Wind Farm Enlargement and Modifications DIA	1-Jul-07	24-Sep-08	303/2009
Chile	Vallenar Logistic Center DIA	11-Apr-06	17-Aug-06	138/2006

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Approvals Process in Argentina

In Argentina, environmental management is regulated by National Law Nº 25675 (National Environmental Policy, 2002) which was passed based on the provisions of Article 41 of the Constitution. This law, which is of a general nature, establishes the minimum requirements for environmental organization and the application and interpretation of environmental norms.  The environmental legislation of the provinces and municipalities must be in line with the general norms.  Prior to this law, in the year 1995, the Province of San Juan enacted Provincial Law Nº 6634, the General Environmental Law, which defines as being of “Provincial Interest” all the actions and activities destined to reconcile environmental conservation and preservation with cultural, scientific and technological development. Also in force at that time was Provincial Law Nº 6571, on Environmental Impact Evaluation (1995), which established that all projects capable of modifying the provincial environment, whether directly or indirectly, must obtain an Environmental Impact Declaration (Declaración de Impacto Ambiental, DIA) from the Environmental Policy Under-Secretariat.  This law was modified by Provincial Law Nº 6800 (1997), which introduced important modifications including the exemption of mining activities from the scope of application of Law Nº 6571.  The modification established that the environmental evaluation process for mining projects must meet the provisions contained in the Mining Code.

Environmental norms were introduced into the Mining Code by means of Law Nº 24585 (1995). In accordance with Article 251 of the Mining Code, the holder of a mining right is obliged to assess the environmental impact produced by the proposed mining activity, and must therefore submit an Environmental Impact Report (Informe de Impacto Ambiental, IIA) to the enforcement authority.  By means of Provincial Decree Nº 589 of 1996, and later through Provincial Law Nº 6800 of 1997 (which modifies Provincial Law Nº 6571), the Province of San Juan designated the Mining Department, within the Mining Under-Secretariat, as the enforcement authority, with the participation of the Environmental Policy Under-Secretariat.

The Pascua-Lama project has twice been subjected to the environmental evaluation process for mining projects in San Juan province.  The first time was in 2000, when Barrick submitted an IIA.  During that first process the authorities of the Province, with the coordination of the Mining Department, requested complementary information on four occasions.  Barrick replied to such requirements by submitting reports (addenda) including additional data, with the last of such reports submitted in October 2001.  Barrick concurrently conducted presentations of the project in the neighboring areas of Jáchal and Iglesia, providing information to the communities in relation to the project’s characteristics, its environmental implications and environmental management measures.

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However, before receiving approval of the IIA, Barrick withdrew the Pascua- Lama project from the evaluation process in Argentina and announced the suspension of the project due to unfavorable economic circumstances and expressed the company’s plan to review the project’s design for its optimization.  In the meantime and following the merger with Homestake in 2001, Barrick submitted an IIA for the Veladero project, located a short distance from Pascua-Lama, and obtained approval from the Provincial authorities in November 2003.  A year later, after a revision period of the Pascua-Lama project, Barrick submitted the project once again to the evaluation process in San Juan, after having modified and upgraded its design.

In the 2004 IIA, the Veladero project was considered to be part of the baseline for Pascua-Lama, and the impacts of the two projects were assessed cumulatively.  The review process led to a request for complementary information on two occasions (with the requests responded by Barrick through Addenda) and to the planning and execution of numerous workshops in which the project was reviewed with the authorities and the community as part of a broad citizen participation program in the departments of Jáchal and Iglesia, reaching the towns of Rodeo, Las Flores, Iglesia, Tudcum, Angualasto, San José de Jáchal, Niquivil and Villa Mercedes.

The second IIA review process reached an unprecedented level of technical detail and citizen participation, and represented a landmark in environmental evaluation in Argentina; it was the first time a Provincial and National interdisciplinary commission—an entity formed through a special Decree which established the creation of the so-called Interdisciplinary Commission for Mining Environmental Evaluation (Comisión Interdisciplinaria de Evaluación Ambiental Minera, CIEAM)—participated in the evaluation of a project.  During the review process Barrick compiled all of the information from the 2004 IIA and its addenda, as well as other information related to the project’s environmental review, into a single document referred to as the Texto Ordenado (TO).  After two years of evaluation, the project was approved by means of Resolution Nº121-SEM-06 (the DIA), on 5 December 2006.  After receiving the approval Barrick sought the necessary sectoral permits and other authorizations to facilitate construction and operation of the project.  In addition Barrick has developed management plans and other responses to the conditions of the environmental approval.

Under Argentine law the IIA is to be updated at least every two years following approval.  Table 18 above lists the fifth update to the Exploration IIA under which exploration and ancillary activities were covered prior to submittal of the 2004 IIA, as well as the first bi-annual update to the TO.

At the time of writing there is also an IIA under regulatory review, for the powerline connecting the substation at the process plant with the Chilean

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border.  This document is being reviewed by federal government authorities, provincial authorities (which were informed of the development in the first required bi-annual project IIA Update submitted in April 2009, and is also currently under review).  A second IIA update was submitted as listed in Table 18 to document the limestone transportation system from the international border to the process plant, which was submitted on May 6, 2010 and is under review.

Approvals Process in Chile

The environmental impact review system has been in place in Chile since 1997.  This system was created under Law Nº 19300 on the General Bases of the Environment and it is regulated by Supreme Decree Nº 30/97 from the Ministry General Secretariat of the Presidency (modified by Supreme Decree N°95/01).  The law was amended on January 26, 2010 by Law 20,214.   Projects entering the system may undergo review via an Environmental Impact Declaration (Declaración de Impacto Ambiental, DIA) or an Environmental Impact Study (Estudio de Impacto Ambiental, EIA), depending on the nature and magnitude of anticipated environmental impacts.  The environmental impact assessment system (SEIA) contemplates the participation of the community during the EIA evaluation process, enabling it to make observations on the project and on the EIA, which must be taken into account by the authorities in their evaluation.  Various types of technical agencies having environmental jurisdiction participate in the review and evaluation of a project, covering matters such as health, air, water, flora, fauna, cultural heritage, transport, community, among others.  During the process, regulatory agencies can make inquiries to the company and require further data to carry out the evaluation, in the form of an ICSARA, in which case the title holder or the company must submit an Addendum with the information requested.  Prior to the recent amendments, projects received environmental approval through an Environmental Qualification Resolution (Resolución de Calificación Ambiental, RCA) issued by the Environmental Regional Commission (Comisión Regional de Medio Ambiente, COREMA), which was made up of the highest authorities in the Region where the project is located.  With the recent amendments to the law, RCAs will now be issued by the Evaluation Committee of the newly created Environmental Evaluation Agency (SEA). The SEA is an agency of the newly created Ministry of the Environment which replaced the National Environmental Commission (CONAMA).

The Pascua-Lama project was subjected to the SEIA on two occasions: the first time was in 2000, which resulted in Barrick obtaining environmental approval in 2001 to carry out the project in line with its original design (RCA N°39/01 modified by RCA N°59/01 from COREMA Atacama Region).  In November 2004, Barrick once again submitted the project to the SEIA to obtain environmental approval of certain modifications introduced as a result

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of a process for the revision and upgrading of Project design.  This second evaluation ended in February 2006 with approval issued by COREMA Atacama Region through RCA N°24/06.

The first environmental evaluation process for the Pascua-Lama project in Chile was a relatively normal process, which extended over a period of ten months.  During this period there was citizen participation through presentations of the project in various towns of the valley.  On that occasion, the authorities issued two ICSARAs which were addressed by Barrick by means of EIA Addenda.  By the end of this process—and for the first time in SEIA since 1997—concerns were raised in relation to the movement of three glacierets (today known as Toro 1, Toro 2 and Esperanza) that would result from the development of the open pit mine.  The project proposed removing some ice from parts of these ice bodies and transferring them to an adjacent sector.  The COREMA accepted this and, as a condition of project approval, required Barrick to submit a Glacier Management Plan before proceeding with the ice removal.

The second environmental review process started in December 2004, and was initially centered on specific modifications that Barrick had introduced to the Project’s design.  As had happened in the previous case, a citizen participation process was conducted in the valley; but on this occasion it was complemented with a door-to-door campaign by Barrick in the Tránsito and Carmen valleys.  However, the review process became contentious, with most of the controversy focused on potential impacts to the quality and quantity of water available to agricultural users in the Huasco valley, including potential impacts to glaciers and other ice masses in the vicinity of the project site.  Regulatory authorities redirected the environmental evaluation process approvals process to cover not only the project modifications described in the EIA but also the entire project.  The process generated three ICSARAs.  On the basis of the second ICSARA, Barrick opened up the analysis of the mitigation and compensation measures to the communities, in particular to the Huasco River’s Stewardship Board (Junta de Vigilancia, JdVRH), inviting the participation of professionals and advisors reporting to the JdV.  The goal was to provide reassurance to water users through the incorporation of jointly agreed upon mitigation and control measures, which would serve to provide a guarantee regarding the quality and the quantity of the basin’s water.  The result of this work is the current design of the system for the management and treatment of drainage from the Nevada Norte mined rock dump.  The current monitoring program for the waters of the basin, which includes more than 48 control points, as well as an on-line information system, is also the result of such work.

An issue that could not be resolved was the intervention of Toro 1, Toro 2 and Esperanza glaciers.  In the second SEIA process, after a long and extended debate on the matter which involved the participation of numerous authorities,

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academic institutions and non-governmental organizations, the authority decided to reject the removal and transfer of the ice, and established in the RCA that the open pit must be developed without affecting the ice masses.  Barrick revised the Project’s mine plan in accordance with this condition of approval.

The environmental review process ended with resolution N°24/06 (the RCA) which approves the current configuration of the Pascua-Lama project in Chile.  The conditions of the RCA are compliance requirements and form a partial basis for development of the project’s environmental management plan.

In addition to the main 2006 environmental approval, the Project holds several other environmental approvals related to ancillary facilities and project modifications that are listed in Table 4-4 below.

Status of Environmental Approval Conditions

Barrick has identified a total of 450 conditions of environmental approval contained within the RCAs (Chile) and DIAs (Argentina) listed in Table 4-4.  Compliance with these approval conditions is a legal requirement and is managed through the project’s compliance management system.  Table 4.4 also summarizes the status of the approval conditions.

Table 4-4: Environmental approval conditions status as of December 31, 2010

	Approved	Submitted, pending approval	In prep or ready to submit	Total

Chile
Pre-construction	61	4	17	82
Construction	130	45	135	310
Operation	12	0	32	44
Closure	0	0	12	12
Totals (Chile)	203	49	196	448

Argentina
Pre-construction	13	5	4	22
Construction	219	49	60	328
Operation	45	17	52	114
Closure	0	0	13	13
Totals (Argentina)	277	71	129	477

Sectoral Permits and Authorizations

Barrick has identified a total of 925 sectoral permits and authorizations that are required to construct and operate the Pascua-Lama Project.  The process of obtaining, renewing and assuring compliance with these permits is managed through the Project’s compliance management system.  Table 4-5 summarizes the current permits status.  All significant permits required for construction have either been obtained or are in advanced stages of approval.

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Table 4-5: Sectoral permit status as of December 31, 2010

		Submitted,	In prep or ready
	Approved	pending approval	to submit	Total

Chile
Pre-construction	155	22	89	266
Construction	123	29	184	336
Operation	6	0	39	45
Total Chile	284	51	312	647

Argentina
Pre-construction	33	0	0	33
Construction	30	29	57	116
Operation	9	18	116	143
Total Argentina	72	47	173	292

Barrick has received substantially all of the necessary environmental approvals in both Chile and Argentina for development of Pascua-Lama, and is on schedule for submitting the remaining environmental documentation during the first quarter of 2011.  This includes the tails, waste rock and plant facilities.  Barrick has implemented plans to comply with the conditions of the environmental approvals and has obtained the key permits and authorizations for project construction.  Monitoring against the environmental baseline, public consultation and the development and implementation of environmental management plans are ongoing as project construction activities ramp up.

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5.0    Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1.                      Topography, Elevation and Vegetation

The topography on the property is steep and rugged, and is characterized by high sierras and deep valleys with natural slopes of 20 to 40 degrees.  Elevations on the property range from approximately 4300 m to 5250 m above sea level. Superficicial material consists of rock outcrops, talus, screw and colluviums (primarily gravel, sand, silt and clay).  Vegetation is sparse.

5.2.                      Physiography, Climate and Length of Operating Season

The area has high mountain semiarid weather, typical of this region with dry and temperate summers and cold and humid winters.  The temperature extremes range from -25°C in winter to +25°C in summer.  (Figure 4-1).

Figure 5-1: Pascua – Lama physiography

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5.3.                      Surface Rights

The Pascua-Lama Mineral Reserve area is entirely within the Campo de las Taguas boundaries.  BEASA is the owner of an undivided 90% interest in the Campo de las Taguas, with the remaining 10% interest in two equal shares owned by descendents of Esteban Villanueva.  To date, an agreement has not been reached with these two owners to acquire their remaining 10% interest in Campo de las Taguas.  BEASA could initiate a partition action to terminate the common ownership and to transfer a part of the Campo de las Taguas to these owners.  Given the size of the Campo de las Taguas and the relative ownership interest of the parties, it is considered unlikely that the partition of the Campo de las Taguas would terminate in a manner that would adversely affect development or operation of the Project.

In Chile, mining rights are dominant to the surface estate.  The Mining Code provides the mining concession owner with broad rights to establish easements for stockpiles, waste dumps, tailings, process facilities, power lines, roads, pipelines, etc., subject to the payment of reasonable compensation to the surface owner.

CMN owns all the surface property in and around the Project.  This property was purchased for locating mine facilities and to purchase water rights.

5.4.                      Local Resources and Infrastructure

Access Roads and Transportation

The existing infrastructure at the Project consists of the construction camp with sufficient services to accommodate 1500 people.  The Tres Quebradas airstrip is approximately 5km from the property and is sufficient for a Twin Otter.  (Figure 4-1).  This existing infrastructure is located within Chile.

Argentinean Access Road

The principal access into the Project site from the Argentinean side is via a 363km combination of paved, gravel and dirt roads from the city of San Juan, the capitol of San Juan province in Argentina.  A portion of these roads (176km, two-lane, gravel road) is shared access from Tudcúm to the Veladero plant site.  This road was constructed in 2003/2004 and is planned to be extended from the Protocol Area in the northeast quadrant of the Veladero mine site to connect with the in-plant south access road to the Pascua-Lama process plant.

At high altitude, road closures due to severe winter weather are estimated to be about 44 days without the installation of control systems and 24 days with control systems.  During a normal winter, this may reduce to 14 days and six days, respectively.

Figure 3-1 shows the access roads in Argentina and Chile.

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Chilean Access Roads - Alto Del Carmen Road

Route C-495, also known as the Alto Del Carmen road runs from Vallenar to the Potrerillo River then continues through the Potrerillo valley to the Tres Quebradas valley, for a total distance of 146km.  The road is paved from Vallenar to El Corral for a distance of approximately 100km with the remainder being constructed with a gravel surface.  This road passes through Alto Del Carmen, San Felix, Las Breas and El Berraco.  Road improvements and pedestrian safety zones have been constructed in each village.  A future by-pass around Alto Del Carmen has been designed and will be constructed in the next phase of the Project.  Other than minor snow clearing delays, no winter closures are expected on this portion of the road

Power Supply

It is planned to provide permanent power to the site by the end of 2011, by means of a new 220kV aerial transmission line, approximately 170km long, connecting to the Chilean grid at Punta Colorada, approximately 90km north of La Serena.  Detailed engineering for the 220kV transmission line and substations is complete.  Prior to connection to the grid, the Project will use diesel generators.

The first process line is scheduled to commence commissioning in the fourth quarter of 2012, at which time the operational power demand will start.  The second process line will be brought into production early in 2013 and the third will commence treating Non-Refractory (“NR”) ore late in 2014, transferring to the treatment of Refractory (“RF”) ore in mid-2015.  The estimated average demand for electrical energy during the early stages of operation increases from 68MW during the fourth quarter of 2012 to 94MW in the third quarter of 2014.  Peak demand during this period is estimated at 113MW.  By the fourth quarter of 2015, the Project will essentially reach steady-state conditions, with an average demand of 111MW and a peak of 121MW for a total annual consumption of 980GWh.

Given the Project’s location in close proximity to the Chilean grid, Barrick considered a number of available options with respect to securing a reliable source of power supply for the Project. In April 2010, CMN signed a power purchase agreement with a third party power generator for the supply of electricity for Pascua Lama.

Water Supply

Water for process and services, catchments and pumping to storage ponds are in the detailed design phase both for the Chilean and Argentine sides.  Construction will start once massive earth movement has been completed.  The potable water arrangement is in the detailed engineering phase and first installations will be completed together with the Barriales and Los Amarillos Camps.  ARD Water and the El Estrecho Basin arrangements are in the construction phase with

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completion expected Q2 2011.  The Rio Turbio Basin will commence following the establishment of the El Morro Dump (if required).

Buildings and Ancillary Facilities

Ancillary buildings will include service buildings, buildings for the storage of reagents, a laboratory, water intake and pumping facilities in remote areas, and fuel storage.

Primary Crusher, Ore Storage Bins, Cavern and Conveyor Tunnel

The primary crusher facilities will be located in the Pascua area at 4,750masl.  These facilities include the primary crusher building, the access shaft to the overland conveyor tunnel, storage bins in rock, and overland conveyor feeder facilities.

Two coarse ore storage bins, each with a capacity of approximately 6000t, will be excavated in rock, beneath the crushers.  From these bins, ore will be fed to the overland conveyor by feeders and a sacrificial conveyor, located in a concrete-lined underground room.  The room will also house the drive system for the overland conveyor, a 45/5t crane and

Coarse Ore Conveyor

The 1.07m-wide overland conveyor operating at 6m/s, will take the ore from the primary crusher at Pascua to the stockpile at Lama via a tunnel which is approximately 3.95km long.  This conveyor will be supported with a steel structure suspended from the back of the conveyor tunnel.

The conveyor tunnel will be excavated from the primary crusher room to approximately 600m before the stockpile.  From that point, the conveyor will be covered by a corrugated steel enclosure approximately 475m long.  The tunnel has a service road on one side of the conveyor and the entire tunnel will be out of the surface avalanche path.  Services, such as power and control systems, from Lama to Pascua, will also run through the tunnel.  Refuge chambers for personnel are included in the design.

Camp Site

Project personnel will work on a rotational basis.  Provision has been made for fully-appointed camp accommodations for both construction and operations personnel.

The existing Barriales camp in Pascua is situated at 3,720masl.  The camp has been upgraded to accommodate 1,500 beds and the new kitchen and dining facilities has been completed. Additional infrastructure upgrades, including a new polyclinic, offices and recreation facilities are under construction.  The camp will initially be used for construction of the El Estrecho Valley water management

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installations, primary crusher facilities, mine pioneering, pre-stripping, construction of the truck shop, and mine maintenance facilities.  Once construction is complete the camp will be reduced to approximately 1,000 permanent beds for operations.

For initial construction activities in the Lama Valley, a portion of the Veladero construction camp will be refurbished to provide approximately 290 beds.  The initial construction activities include the Protocol Area access gate, internal roads, start of mass earthwork, and Los Amarillos camp facilities.  Once the Los Amarillos camp, located at an elevation of 3,900masl, has adequate capacity to accommodate the construction personnel, they will be relocated from Veladero.  The ultimate capacity of Los Amarillos will be approximately 3,660 people; 3,000 for construction and 660 permanent quarters for operations.

Tailings Storage Facility Area

The Tailings Storage Facility (“TSF”) is located east of the processing plant in the Rio Turbio valley, at an elevation of 3,900masl.  Reclaim water is returned to the plant process water system.

Management of the TSF is described in more detail in Section 18.6.2

Waste Disposal Area

The Nevada Norte Waste Rock Facility (“WRF”), located at the head of the Rio del Estrecho Valley, and immediately north of the Pascua-Lama pit, is designated as the primary waste rock disposal area throughout the life of the mine.  The primary dump platform will be at 4,750masl with the development of a second level at 4,655masl to be commenced in Year 5.  The WRF has a design capacity of 1,200Mt and when completed will be approximately 600m high.

Management of the WRF is described in more detail in Section 18.6.1.

Communications

The permanent communication system is based on Fiber Optic (“FO”) cable which is part of the power line system.  All communications (voice, data, and signals) will be routed through the FO cable.  A provisional system will utilize the system currently available from Veladero Mine.  This will ultimately become the backup when the permanent system is established.  The emergency system is through VHF radio communications and satellite.

Manpower

In keeping with its social obligations, Barrick gives priority to the hiring of local people.  As such, it has implemented an extensive program on both sides of the border to train community members in various trades of interest to the Project.  The program is designed to provide skills that would help community members not only qualify for jobs at Pascua-Lama, but also for other projects and industries

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in the area.  This program is directed at establishing a pool of qualified people in certain specific trades so that when construction and operations begin, community members will be in a position to apply for these jobs.

Close to 10,000 people have participated in these courses to date, which will provide the Project with a suitable baseline of skilled tradespersons.

A scholarship program has been established for students of industrial schools within the Project zone who are pursuing careers related to mining.  The project has already hired a significant number of new graduates in order to start developing a qualified labor force that will be ready at the time of mine operation commencement.

6.0       History

6.1.      Historic Exploration Summary

To date no significant mining activity has taken place in the general vicinity of the Pascua-Lama project area.  Following discovery of the El Indio deposit 45 km to the south in the mid-1970’s, exploration efforts by St. Joe Minerals’ Compañia Minera San Jose (CMSA) and other companies to locate similar high grade gold vein systems intensified in the surrounding region.  This increased activity resulted in the discovery in 1977 of anomalous levels of gold mineralization in what was at that time identified as the Nevada Sector (synonymous with the Pascua project area) by surface geochemical sampling.  Soon after the discovery that same year, CMSA acquired the Nevada property and increased the level of geological, geochemical, and geophysical exploration activities.

On the Argentina side, St. Joe Minerals conducted exploration in the Lama sector through its subsidiary, Compañia Minera Aguilar S.A.   Early activity on the Lama side of the deposit generally lagged behind work on the Pascua portion by several years.  Exploration work at Lama remained fairly low key through the tenures of Bond Gold International of Australia (after its acquisition of St. Joe Minerals) and LAC Minerals of Canada, which subsequently acquired Bond Gold International.  Serious exploration in the Lama area did not take place until Barrick’s entry into the area through its merger with LAC Minerals in August 1994.  Barrick’s exploration activities on the Nevada project (both Pascua and Lama sectors) are discussed in Section 10.0 (Exploration).

A timeline of historical events for the Project are as follows:

Discovered in 1977 by St. Joe and CMSA;

1982 JV between CMSA, Anglo American and Compañia Minera Mantos Blancos;

1984 Anglo withdrew;

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1987 Bond Gold International acquires St. Joe;

1989 LAC acquired Bond and its holdings in Chile and Argentina;

1994 Barrick acquires LAC;

March 2009 Updated Feasibility Study completed; and

May 7, 2009 Barrick announces Protocol Tax Agreement between Argentina and Chile and subsequent Board approval to commence development of the Project. 5.1.1  Surveys and Investigations

The history of the exploration work completed on the Pascua and Lama sectors following the discovery of gold, but prior to Barrick’s acquisition of the Project, is summarized in the sub-sections below.  Because exploration work in the high Andes region typically extends from September to April (corresponding to summer in the southern hemisphere), each annual exploration field season bridges the end of one calendar year and the beginning of the next.

1977

Discovery by St. Joe and CMSA.

1978-1979

The first full exploration season included preliminary geologic mapping and geochemical sampling which revealed a strongly silicified zone containing anomalous gold, silver, and arsenic.  Follow-up surface rock chip sampling in a 6,000m2 area of Quebrada Pedro produced values as high as 5.0g/t gold, 10.3g/t silver, and 1.19% copper.

1979-1980

Geologic mapping and fracture analysis developed two major structural trends through the area and revealed anomalous gold, silver, and arsenic mineralization in the area around Brecha Central.  Construction of an access road from Conay to the Project area also was completed.

1980-1981

The geochemical sampling programs initiated in 1978 were completed and the results compiled on a base map, and 886 outcrop samples were collected.  Approximately 4.5km of roads were constructed in the Project area, which allowed access for the drilling of five diamond drill holes by Geotec (holes N-1, N-2, N-3, N-5, and N-6) and Continental Drilling (N-4) totalling 606m of NQ and BQ-diameter core.  Based on the drilling results and surface outcrop sampling, “Mineral Reserves” (non-NI 43-101 compliant) were estimated by CMSA that totalled 50Mt containing 5g/t to 6g/t gold, 75g/t to 100g/t silver, and 0.5% to 1.0%

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copper.  Given the very small number of drill holes, it is not likely that this estimate was made in a manner that is in accordance with current categories set forth in Sections 1.2 and 1.3 of Canadian NI 43-101.

1981-1982

Underground development of three tunnels (Esperanza, Frontera, and Maria) totalled approximately 818m.

1982-1983

Prior to the 1982-1983 field season, CMSA formed a joint venture with Anglo American and Compañia Minera Mantos Blancos to focus exploration on high-grade vein-hosted gold mineralization that could be mined by underground methods.  Work included sampling of 56 surface outcrops, with the highest grades encountered in Quebrada Negra (29g/t gold, 93.5g/t silver, 19.94% copper), and 1,103m of underground drifting along veins in the Nevada, Frontera, and Maria tunnels.

1983-1984

St. Joe formed CMN, and with Anglo American’s continued participation, developed the Alan Tunnel for a distance of 866m on the 4,360masl elevation.  Work also included the drilling of 20 horizontal small-diameter (AW) diamond core holes totalling 2,583m from underground stations in the Alan tunnel.  On the Lama side of the deposit, St. Joe’s subsidiary, CMA completed 18 surface diamond core holes.

1984-1987

After the 1983-1984 field season, Anglo American withdrew from participation in exploration of the Nevada (Pascua) project, and no further work took place during the three field seasons between late 1984 and early 1987.  In late 1987, Bond acquired St. Joe.

1987-1988

After Bond acquired CMN through its merger with St. Joe, exploration drilling resumed on the Nevada project with the completion of seven BW-diameter core holes from the Nevada tunnel.  During this field season, Compañia Minera del Pacifico S.A. performed a geologic evaluation of the Project for the purpose of a possible joint venture with CMN, but no agreement was reached.

1988-1989

Nevada project exploration focused on the Esperanza area in an effort to delineate sufficient mineable low-grade material to justify continued work on the Project.  Drilling from the surface included 28 conventional circulation 115mm

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diameter rotary holes (2,816m), nine 108mm diameter reverse circulation (“RC”) holes (553m), and 14BW-diameter diamond core holes (1,159m) drilled from the Esperanza tunnel workings.  In addition, 142m of drifting were completed in the Esperanza tunnel.

1989-1990

In late 1989, LAC acquired Bond and its holdings in Chile (CMN) and Argentina (CMA).  Drilling at Pascua was limited to one NW-diameter surface diamond core hole in the Esperanza Norte area (DDH-47: 82m) and eight RC holes (802m), all in the Esperanza Norte area.

1990-1991

Eighteen RC drill holes totalling 2,901m were completed in the Esperanza area.  The deepest of these holes reached 200m.

1991-1992

RC and diamond drilling was halted to allow for completion of 662m of roads to provide access to the higher elevations in the Esperanza area, and to begin a geochemical soil sampling program designed to better define the geologic model.

1992-1993

Based on the new geochemical data and revisions to the geologic model, it became apparent that the Nevada area was host to a major epithermal precious metal system.  RC drilling resumed in the Esperanza area, with 31 holes completed totalling 6,296m, several of which were drilled to depths between 250m and 300m.

1993-1994

During this last field season of LAC’s tenure, RC drilling increased substantially, with 109 holes completed totalling 27,036m.  Except for four holes that were drilled in relatively gentle terrain north of what is now defined as the Frontera zone, all holes were drilled in the Esperanza area.

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6.2.      Pascua-Lama Historical Reserves and Resources

The historical published reserve and resource estimates for Pascua Lama are summarized by year as follows:

Table 6-1: Pascua–Lama historical gold reserves and resources

	Proven and Probable			Measured and Indicated			Inferred

	Tonnage	Au	Au	Tonnage	Au	Au	Tonnage	Au	Au
	(k-tonnes)	(g/tonne)	(k-ounces)	(k-tonnes)	(g/tonne)	(k-ounces)	(k-tonnes)	(g/tonne)	(k-ounces)

1993	0	0.000	0	0	0.000	0	0	0.000	0
1994	25,216	2.431	1,971	0	0.000	0	3,813	2.431	298
1995	25,796	2.342	1,942	0	0.000	0	18,284	2.507	1,474
1996	172,047	1.820	10,069	132,953	1.568	6,702	0	0.000	0
1997	176,391	1.977	11,210	158,425	1.171	5,965	0	0.000	0
1998	241,981	1.801	14,008	200,221	1.034	6,659	0	0.000	0
1999	289,456	1.841	17,136	195,478	1.051	6,606	0	0.000	0
2000	286,845	1.896	17,481	115,391	1.170	4,341	52,587	0.314	531
2001	296,411	1.769	16,862	115,845	0.936	3,487	126,841	0.852	3,475
2002	268,903	1.950	16,862	105,094	1.032	3,487	115,069	0.939	3,475
2003	268,903	1.950	16,862	105,094	1.032	3,487	115,069	0.939	3,475
2004	327,278	1.674	17,615	39,434	2.206	2,797	33,320	1.506	1,613
2005	360,555	1.583	18,349	55,712	1.286	2,304	18,507	1.686	1,003
2006	354,700	1.490	16,988	68,791	1.401	3,099	11,747	1.358	513
2007	403,347	1.386	17,978	89,955	1.300	3,760	13,814	1.279	568
2008	399,371	1.387	17,806	119,290	1.222	4,687	14,899	1.238	593
2009	384,522	1.443	17,839	139,137	1.078	4,821	22,043	1.421	1,007
2010	384,588	1.443	17,845	210,097	0.927	6,260	29,294	1.251	1,178

6.3.      Historic Production

The Pascua Lama project is not yet in production and there has been no previous production from the property.

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7.0     Geologic Setting

7.1.      Regional Geology

The Pascua-Lama deposit is situated at the crest of the high cordillera of Region III, along the international border between Chile and Argentina and on the northern edge of a major mineralized trend known as the El Indio belt.  This trend, along which a number of major precious metal deposits are located (including the nearby Veladero deposit), stretches 47 kilometers south of Pascua-Lama to the world-renowned El Indio deposit and adjacent Tambo deposit.

The geology in the region is dominated by extrusive volcanic rocks that are locally intruded by hypabyssal stocks of varying size and numerous dikes and sills (see Figure 7-1).  Volcanic activity began with deposition of the Permian Guanaco/Sonso felsic ash flows from a caldera 15 km east of Pascua-Lama and subsequent intrusion of the Permian-Triassic Chollay crystalline felsic rocks along the extent of the El Indio belt.  These events were followed by intrusion of the Triassic Pascua-Lama granite complex in the immediate vicinity of the project.    Deposition of extrusive volcanic rocks and continued intrusive activity resumed in the Oligocene with the Bocatoma diorite stocks (33-36 Ma), the Tilito dacite ash flows (27.2-17.5 Ma) the Escabroso mafic andesite and andesitic flows (21.0-17.5 Ma), and the Cerro de Las Tortolas I andesites (16.0 ± 0.2 -14.9 ± 0.7 Ma), after which volcanic activity decreased markedly in the vicinity of the El Indio belt.  Subsequent activity was confined to the Vacas Heladas intermediate dacitic domes, lava flows and felsic tuffs (12.8-11.0 Ma), and the Late Miocene rhyodacite dikes at Pascua.  The most recent activity in the region included deposition of the post mineralization silicic Vallecito rhyolites south of Pascua-Lama in the vicinity of Cerro de Las Tortolas, and the Upper Pliocene Cerro de Vidrio rhyolite.  All ages are from Bissig et al., (2000a & 2001) and Martin et al., (1995).

Regional structure in and around the gold deposits and prospects in the El Indio belt is dominated by northerly-trending high angle reverse faults, normal faults and fold belts oriented parallel to the major structural grain of this portion of the Andean Cordillera.  Pascua-Lama is positioned near the center of a northerly trending graben that contains nearly the entire Tertiary volcanic sequence that is distributed along the spine of the cordillera in Chile and Argentina.  This graben is bounded by two high angle reverse fault zones, the Baños del Toro/Chollay located 10 km west of the deposit and the El Indio zone situated 16 km to the east. The graben is cut at Pascua and El Indio by strong, west-northwest fracture zones, which form loci for mineralization.  Large elliptical fracture zones are also present immediately to the east and/or northeast of both El Indio/Tambo and the Pascua-Lama/Veladero deposit areas (see Figure 7-1), and these zones may have contributed to host rock permeability.

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Figure 7-1:  Pascua-Lama Regional Geology

7.2.      Deposit Geology

Lithology

Since the late Paleozoic, the Pascua-Lama area has been the center of repeated intrusive and volcanic activity, beginning with a sequence of dacite and rhyolite ignimbrite ash flows deposited in the early Permian.  These units include a sequence of crystal lithic tuff, crystal tuff, quartz-eye tuff and a lithic quartz-eye tuff that is exposed in the central to southwest portions of the Pascua-Lama district.  The flows were then intruded during Late-Permian/Triassic time by a granite batholith, which comprises the Pascua-Lama granite intrusive complex and

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occupies the central and eastern portions of the district.  This intrusive complex is the dominant host lithology for the deposit, and it consists of an upper fine-grained, weakly porphyritic aplite overlying a porphyritic granite/granite porphyry, that in turn overlies a coarse-grained granite aplite.  Locally, coarse-grained equigranular granite occurs at greater depth.

After a long hiatus that extended into the Oligocene, numerous small diorite stocks and dikes were intruded into the granite complex and volcanics.  One of these diorite stocks has an exposure approximately 800 meters in diameter, and this stock will likely occupy a portion of the southern high wall of the eventual Pascua-Lama open pit.  Dike emplacement continued into the Miocene, followed by deposition of Upper Middle Miocene dacite ash flows.  This Miocene intrusive activity was the precursor to the magmatism and associated hydrothermal activity around 8.78-8.79 Ma that produced the Pascua deposit.  In the waning stages of mineralization the emplacement of rhyodacite porphyry dikes concluded the magmatic activity at Pascua-Lama.

Numerous breccia bodies are also present in the Pascua-Lama area. In surface outcrop, these breccias vary in dimension from centimeters up to hundreds of meters in diameter. Typically the breccias show a strong correlation to zones of intersection of two or more major structural zones, as described in the following section.  The textures of these breccias vary from clast-supported to matrix-supported fragments.  The clast-supported breccias frequently contain fragments of only a single rock type, but some of the younger breccias are polymictic. The matrix-supported breccias contain fragments of all lithologies that the breccias cut, and matrices typically consist of quartz, alunite, and clays.

Brecha Central in the Quebrada de Pascua area is a good example of a matrix-supported breccia pipe that formed as a result of an explosive hydrothermal event related to the emplacement of the main portion of the Pascua deposit.  In surface outcrop, Brecha Central is about 650 meters long and up to 250 meters in width, with the long axis of the body oriented along an azimuth of ±295°.  Between 200 and 400 meters below the surface the pipe narrows to approximately 550 meters in length and up to 130 meters in width.  Brecha Central is known to extend at depth to at least 700 meters below the surface.

Other breccias in the Pascua-Lama deposit include Brecha Oeste and Breccia Sur.  Brecha Oeste is a post-mineral body that is oriented north-south along the Brecha Oeste fault zone.  It measures up to 500 meters in length by as much as 150 meters wide, and extends at least 300 meters below surface.  Brecha Sur is also post-mineral.  It encompasses two distinct bedded breccia bodies found near the head of Quebrada de Pedro that are elongated in a northeasterly direction and which plunge slightly to the northeast.

Figure 7-2, shows the lithologies exposed on the surface of the Pascua-Lama deposit.  Figure 7-3 is a north-northeast cross section showing the relationship of these lithologies at depth in the central portion of the deposit.

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Figure 7-2: Pascua – Lama Surface Geology

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Figure 7-3 Pascua –Lama Geologic Cross Section

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Structure

Most faults in the Pascua-Lama deposit are wider in surface outcrop and contain more gouge and breccia than in the subsurface where the same structures are intersected by underground workings.  Individual faults tend to be narrower in width when hosted by silicified rock as opposed to argillized rock.  There is also a tendency for the faults to bifurcate into multiple splays close to and within mineralizing centers, whereas single structures are more the norm peripheral to and outside of these centers.

The structural framework of the Pascua-Lama deposit has been divided into six principal sets, each of which is characterized by a range of common azimuths.  All of these generalized sets contain numerous individually named zones or single faults.  For example, the major north-south Central fault zone is part of the generalized north-south Pedro fault set.  Also, some fault zones consist of multiple strands with similar names, such as Pedro, Pedro Este and Pedro Este 1, among others.

The principal structure sets (with azimuth ranges shown in parentheses) are summarized as follows:

Pedro (345°-010°)

The Pedro and Esperanza structure sets are the two most abundant and pervasive fracture sets identified at Pascua-Lama.  Movement for the Pedro structure set was sinstral, with no dextral offsets recorded.  Most of these structures are joints, sheeted joints, veinlets and veins that are typically 1 to 5 mm wide, although thicker structures in the 10 to 50 mm range are not uncommon, and wider (0.3 m to 1.2 m) individual structures have been mapped.   As a general rule, fracture frequency ranges from 1 to 4 per meter, but frequencies can be up to 5 to 20 per meter in the Esperanza portion of the deposit where some of the wider fractures occur. Pre-mineralization monomictic and polymictic breccias (such as Brecha Central) are locally focused in areas where Pedro structures are intersected by other fracture sets. Thin tectonic breccias have also been observed to be controlled by Pedro structures.  Dikes of varying composition (felsic, rhyolitic, andesitic and rhyodacitic) are also found at numerous locations in this fracture system.

Esperanza (010°-030°)

Esperanza structures display either sinistral or no movement.  Most are joints or sheeted joints, veinlets, and veins that normally range in thickness from 1 to 5 mm, although like the Pedro system, wider structures with more pronounced widths ranging from 50 to 500 mm occasionally occur, along with large individuals up to 4 to 5 meters.  Generally the fracture frequency of Esperanza structures is on the order of one per meter, but in the Brecha Sur portion of the deposit frequencies up to 3 per meter occur around some of the wider fractures.  Pre-

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mineralization monomictic and polymictic breccias with fluidized matrices occur in this set where intersected by north-south structures.  Narrow tectonic breccias are also common in this system, along with felsic, andesitic and rhyodacitic dikes.

Pascua (280°-315°)

Structures in the Pascua set (along with Escondite, Raúl and José structures) are among the four less abundant pervasive structural sets. Pascua structures (which display no evidence of movement) typically consist of joints, zones of sheeted joints, veinlets or veins, breccia zones and dikes.  The walls of joints and veinlets are normally 1-3 mm apart, but where veins, breccia zones and dikes occur, widths can be up to 10 to 100 mm, with sparse two-meter wide structures occurring locally.  As a rule, the joint frequency is 2 per meter, but near Brecha Central structure frequency increases to as much as 6 per meter in and around the wider structures.  Pre-mineralization monomictic and polymictic breccia dikes, as well as andesite, diorite, dacite, rhyodacite and silicified fine-grained dikes all occur in the Pascua structural set

José (315° -345°)

Like Pascua, Raul, and Escondite structures, the José structures fall within one of the four least abundant but pervasive structural sets. Most of the José structures are joints or sheeted joints, veinlets, and veins with widths that typically fall within a broad range (1 to 50 mm wide), with more robust fractures in the range of 100-350 mm and less common exceptional structures as wide as three meters.  As a rule, the fracture frequency is around 2 per meter, but this can increase to as high as 4 per meter east of Brecha Central, where the thickest fractures occur.  Pre-mineralization monomictic and polymictic breccias like Brecha Central are locally focused at intersections between Jose structures and other sets.  Andesite and various silicified fine-grained dikes also occur in this set. The amount of displacement and direction of movement along Jose structures have not been determined.

Raúl (030°-065°)

The less abundant Raúl structures consist of joints, sheeted joints, veinlets and veins that are normally 1 to 5 mm wide, with wider fractures from 15 to 50 mm and less common exceptional structures from 0.5-1.5 m in width.  Generally the fracture frequency ranges from 1 to 5 per meter.  Locally, polymictic and monomictic breccias up to 4 to 5 meters in width occur in this structure set.  These breccias contain sub-angular to sub-rounded fragments of granite and dike material.   A few andesite dikes also occupy structures in this set.  Both sinstral and dextral movements have been recorded on the Raul structures, although sinistral movement is more common.

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Escondite (065°-100°)

The Escondite structure set consists of joints, sheeted joints, veinlets and veins that are typically 1 to 5 mm in width, although more prominent structures can range from 10 to 30mm wide and exceptional ones can reach up to 20 cm wide.  Generally, the fracture frequency ranges from 1 to 2 per meter.  Locally, polymictic and monomictic breccias as wide as 2 to 4 meters occur in Escondite structures, as well as andesite dikes.  No movement has been recorded for Escondite structures.

Flats (0°-30°)

The seventh structural set is a compilation of low angle structures that include south dipping Escondite, east dipping Pedro and west-northwest dipping Esperanza structures.   Flats usually strike parallel to the previously described six sets of fractures, and most consist of weakly developed systems of joints, veinlets and veins that are normally 1 to 5 mm thick but which can reach up to 2 to 10 cm.  Generally, the frequency of the flat structures averages about one per meter.  Locally, this set controls polymictic and monomictic breccias, but no dikes are known to occupy structures in this set.  A maximum low angle reverse movement of 1 to 5 cm has been recorded for these structures, with the hanging wall usually displaced toward Brecha Central.

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8.0     Deposit Type

The gold, silver, and copper mineralization and alteration assemblages at Pascua-Lama are associated with a structurally controlled acid sulfate hydrothermal system hosted by intrusive and volcanic rock sequences of Upper Paleozoic and Middle Tertiary age.  Alteration and mineralization is of the high-sulfidation, epithermal type. Throughout the Pascua-Lama district, the alteration and mineralization appear to have been strongly controlled by structure. This control is most evident along the Esperanza, Pedro and Quebrada de Pascua fault systems.

The presence of hypabyssal intrusive host rocks that are not related to mineralization is unusual for high sulfidation deposits, making Pascua-Lama (along with Barrick’s Alto Chicama deposit in Peru, which is hosted by meta-sedimentary rocks) somewhat unique among deposits of this type.

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9.0     Mineralization

9.1.                      Occurrence

The emplacement of mineralization (as well as development of the breccias which host mineralization) at Pascua was controlled by high angle faults.  Six high angle fault sets have been identified, striking west-northwest, north-northeast, north-south, northwest, northeast and east-west.  The breccias, which host much of the gold-silver mineralization, occur at the intersections of three or more fault sets.  Here, mineralization is found mainly in veinlets that are hosted by fractures of the intersecting high angle fracture zone sets, although minor mineralization also occurs in the selvage around veinlets.  Low angle fractures within the breccias often contain significant gold-copper±silver mineralization, and mineralization occurring within the matrix of breccia bodies is also important.  Crosscutting relationships and age dating constrain the bulk of gold and silver mineralization between about 12 and 7.8 Ma, with most of the mineralization likely taking place approximately eight Ma ago.

In total, at least 14 major centers of mineralization and a number of smaller centers have been recognized, of which Brecha Central is the most significant.  Other major centers (in order of decreasing importance) include Brecha Pedro and Frontera, which are located approximately 410 meters and 350 meters to the west-northwest and northeast, respectively, of Brecha Central, and Esperanza Norte, Seis Esquinas, Brecha Rosada, Brecha Sur, Central Norte, Esperanza Sur, Morro Oeste, Huerfano, Escondite, Penelope Este, and Penelope Oeste (see Plate 14 in RL report).

9.2.                      Precious Metals

Gold occurs primarily as native metal at Pascua-Lama, but it also is found in very minor amounts in gold telluride inclusions within enargite.  These gold tellurides include calaverite (AuTe2), muthmannite [(Ag,Au)Te], and goldfieldite [Cu12(Te,Sb)4S13].  Economic gold mineralization is centered on the area immediately surrounding and extending slightly south of Brecha Central, and around the smaller Brecha Pedro and Frontera zones.  To the west of Brecha Central, gold mineralization extends to the Esperanza structural zone and then runs southward in that zone.  To the east of Brecha Central gold mineralization extends to the Lama structural zone, then northward along that zone.  Gold tends to occupy a zone of elevation between 4550 and 4850 meters, but eastward in the Frontera area it extends up to as high as 4930 meters, while in the Brecha Central area it can extend down to 4400 meters along strong structural zones.

Silver mineralization grossly mimics the distribution of gold but over a much broader lateral area.  In any particular zone, silver typically occurs across widths that are two to three times those of gold. Generally, silver also occupies an elevation range that overprints the vertical extent of gold between 4600 and 4880

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meters, with local zones along structures extending upwards to 4950-5000 meters. The upper 150 meters of the silver zone tends to average between 50-200 g/mt silver while grades in the lower portion of the zone tend to average between 20 to 40 g/mt.  The higher grade silver content of the upper 150 meters reflects the presence of an enriched blanket of secondary silver mineralization related to a paleo water table, while the lower grade zone beneath the blanket is primary silver mineralization associated with pyrite and enargite. Within the secondary blanket, the silver occurs predominantly as chlorargyrite (AgCl) and lesser amounts of idoargyrite (AgI) and minor amounts of native silver, acanthite (Ag2S), and muthmannite [(Ag,Au)Te].  The silver blanket cross cuts all other alteration and mineralization zones and is continuous across the top of the gold-silver-copper mineralized centers.  , In general, silver correlates with mercury (which occurs as calomel in the silver blanket) in the Pascua-Lama deposit, but it does not correlate with gold.

9.3.                      Sulfide Mineralization

Other than gold and silver, copper is the only metal in the Pascua-Lama deposit that occurs in significant quantities, primarily as enargite and copper sulfates.  Although local zones of higher grade copper can be found that are up to one meter wide and run as high as 10 percent copper, most copper values range between 0.1% and 0.4%.  Enargite occurs as irregular grains to massive aggregates, commonly with solid inclusions of cassiterite (SnO2) and locally containing inclusions of native gold, calaverite (AuTe2), pyrite II, stibnite (Sb2S3), muthmannite [(Ag,Au)Te], and goldfieldite [Cu12(Te,Sb)4S13].

The principal sulfide gangue minerals in the Pascua-Lama deposit include four stages (I-IV) of pyrite (FeS2) and enargite (Cu3AsS4), with very minor amounts of galena (PbS) and sphalerite (ZnS) (which are found mostly as constituents in quartz veinlets), covelite (CuS) and chalcocite (Cu2S).  Pyrite comprises approximately 88% to 92% of all sulfides, with enargite accounting for the remaining 8 to 12%.  Pyrite I, the earliest stage, is characterized by fine grained euhedral to subhedral crystal habits and is texturally homogeneous except for minor solid inclusions, which are most commonly rutile (TiO2).  Pyrite I is most prevalent on the margins of the deposit and is seldom found within the main mineralized zones, as the later pyrite types usually replace it.  Pyrite II can be fine to coarse grained with a generally irregular habit, dull to medium in luster and ranging in color from brown-green to the normal pyrite yellow.  Pyrite II (an oscillatory-zoned arsenian variety) often contains gold (see Figure 9-1) in amounts much greater than those found in the other pyrite types, with gold contents tending to increase with increasing elevation in the deposit.  Pyrite III is a brassy, sterile, medium to coarse-grained pyrite that occurs with enargite, but with a distribution that is more widespread.  Pyrite IV consists of green to brown greigite (Fe2S3) that has a fine grained irregular habit and a dull luster.  It typically occurs in botryoidal forms in veins, and it is believed to account for less than 1.0-1.5% of total sulfides in the deposit.

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Figure 9-1:  Gold Grains (Yellow) included in Pyrite II Grain

9.4.                      Oxide and Sulfate Mineralization

Oxide minerals found across the Pascua-Lama deposit as products of weathering or hydrothermal alteration include limonite, hematite, jarosite [K2Fe6(OH)12(SO4)4], kaolinite [Al2Si2O5(OH)4], dickite [Al2Si2O5(OH)4], diaspore [AlO(OH)], zunyite [Al13O4(Si5O16)(OH,F)18Cl], pyrophyllite [Al2Si4O10(OH)2], illite [K(H3O)Al2(Si3AlO10)(OH)2, smectite (Na,Ca).33(Al,Mg)2Si4)O10(OH)2·nH2O), chlorite, and scordite (FeAsO4·2H2O).

A wide variety of sulfates are present in the Pascua-Lama deposit.  These include the insoluble sulfates barite (BaSO4), gypsum ((CaSO4·2H2O), and anglesite (PbSO4), and an abundant suite of soluble sulfates that include szomolnokite (Fe+2SO4·H2O), voltaite [K2Fe5+2Fe4+3(SO4)12·18H2O], rhomboclase [HFe+3(SO4)2·H2O], coquimbite [Fe3+2(SO4)·9H2O], chalcanthite [CuSO4·5H2O], roemerite [Fe+2Fe2+3(SO4)4·14H2O],   paracoquimbite [Fe2+3(SO4)3·9H2O], alunogen [Al2(SO4)3·17H2O], copiapite [Fe+2Fe4+3(SO4)6(OH)2·20H2O], ferricopiapite [Fe+3Fe4+3(SO4)6O(OH)·20H2O], and halotrichite [Fe+2Al2(SO4)4·22H2O].   Pascua is relatively unique among mineral deposits for its abundance and variety of soluble sulfates.  In areas of strong silicification the sulfates predominantly occur within fractures.  Where silicification is less intense, sulfates are found both in veinlets and also as disseminated replacements of some combination of sulfide minerals, alunite, illite and orthoclase.  Where large volumes of weakly to moderately silicified rock contain soluble sulfate minerals, the sulfate content can be inversely proportional to the amount of silica present.

The occurrence of the poorly crystalline sulfates that contain high amounts of water (copiapite, alunogen, and rare halotrichite) appears to be a result of exploration activities (water migrating into the rocks from drilling, exposure of rocks on the tunnel ribs and backs to humid air ventilating the workings, the

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relocation of rock samples to a more humid, near-sea level environment which adversely and sometimes rapidly affects earlier more massive crystalline sulfate species, etc.).  In the sulfate assemblage present at Pascua-Lama, soluble sulfates can be divided into low, medium and high categories based on the relative solubility of each mineral.  Szomolnokite and voltaite fall into the slow solubility category. The intermediate solubility group consists of coquimbite, chalcanthite and romerite, while the high solubility group contains the varieties that dissolve almost immediately in water (copiapite, alunogen and halotrichite).  Because the high levels of soluble sulfates in the deposit have direct implications on metallurgical recoveries (and perhaps also on waste dump stabilities), Barrick project geologists have attempted to document sulfate mineral occurrences and contents during logging of the drill core and reverse circulation cuttings.

9.5.                      Alteration

Alteration is intimately associated with precious metal mineralization at Pascua-Lama.  An early advanced argillic alteration stage (AA I) consists of quartz-alunite-pyrite (QAP) haloes that are most intense around mineralizing centers.  These zones coalesce to form a large zone that surrounds all of the mineralizing centers. This early advanced argillic alteration is followed by brecciation and a second stage (AA II) of advanced argillic alteration/mineralization comprised of alunite-pyrite-enargite (APE) that forms a zone nearly coincident with the earlier zone.  Moving outwards from an individual mineralizing center, alteration ranges from a central quartz zone through quartz-alunite, quartz-alunite-dickite, quartz-alunite-kaolinite, quartz-illite, illite-smectite zones, and into a propylitic zone in local peripheral diorite bodies.  Pyrophyllite is the dominant clay mineral below a depth of 4500-4550 meters, where gold mineralization is rare.  It also occurs in narrow tabular structure zones up to an elevation of around 4900 meters.

Superimposed on the advanced argillic assemblage is a steam heated alteration stage, which on the surface consists of an east-west elongated zone centered on Brecha Central and extending eastward to the cliffs that form the surface expression of the Lama fault zone in Argentina (see Figure 9-2).  Beneath the surface it persists broadly down to the 4850 m elevation, reaching greater depths along strong structural zones.  A second steam-heated zone occurs in an arcuate pattern around  the east and north margins of the large silicified zone in the Penelope deposit.  This zone, which is up to 90 meters wide, flares out along southwest-trending faults on its southern end.  An opaline silica (thought to represent the elevation of the hydrothermal water table in the waning stage of supergene alteration) is found at the lower margin of the steam heat alteration zone, extending to a depth of 4750 m.

A silica cap that ranges from 100 m to 325 m thick occupies a position beneath the main body of steam heat alteration.  The cap is divided into three zones — an upper silica-gold zone, a middle pyrite-silica zone, and a lower pyrite-szomolnokite zone, which is the most prominent of the three and is where gold contents in the cap are the highest.  The blanket of silver enrichment mentioned

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Figure 9-2 Pascua-Lama Surface Alteration

BARRICK
Pascua Lama Project
Surface
Alteration
PLATE 27
NEVADA
500 0 500 Meters

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previously in this section crosscuts all three zones.  The cap is generally thickest on the margins of the deposit.

At the interface between the top of the APE sulfide zone and the overlying silica cap, deposition alternated between sulfides and sulfates due to fluctuating conditions, resulting in precipitation of alternating bands of colloform zoned pyrite and szomolnokite.

Table 9-1 summarizes the chronology and the relationships between the various alteration and mineralization stages at Pascua-Lama.  The assemblages shown in the table progress from older events at the bottom to younger events at the top, except for steam heated alteration, which developed throughout emplacement of the deposit.  The areas of the table with a blue background denote pre-mineral alteration, while the yellow background depicts those stages that emplaced mineralization.  The letter groups (AKF, QAJ, etc.) indicate codes used by Barrick project geologists for mapping and logging of alteration and mineralization.

Table 9-1: Pascua Alteration Types and Chronology

Chronology	Alteration type	Includes assoc. mineralized facies
Post mineralization	Steam heated (AKF, M)	strong, med alunite-kaolinite
	Alunite-jarosite (QAJ)	Alunite-jarosite±scorodite
Syn-mineralization (post Brecha Central)	Silicic II	1 - Massive (SM). Texture-destructive. 2 - SiO2 1-5. Not texture-destructive
1 - Silica-gold 2 – Pyrite
All during AA II		Pyrite-szomolnokite (PS)
Vuggy silica II
	Advanced argillic II (AA II)	Alunite-pyrite-enargite (APE). Occurs in stockworks, veins & disseminated in Brecha Central & around the deposit.
Uncertain timing	Silicification	Appears as silica-gold on maps. Lower levels of deposit.
Pre-mineralization (pre Brecha Central)	Silicic I	1 - Massive (SM). Texture destructive. 2 – SiO2 1-5. Not texture destructive
Vuggy silica I
Early	Advanced argillic I (AA I)	Quartz-alunite-pyrite (QAP), early

9.6.                      Mineralization and Alteration Paragenesis

The alteration and mineralization types found in most of the mineralized centers of the Pascua-Lama deposit are similar, but the orientation of the fracture sets that provide the plumbing for the mineralizing fluids at each center can be different.  Almost 98% of all structural data collected from the deposit is related to veinlets, and very few structures lack some form of hydrothermal filling.  Within

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each center, veinlets are found representing one or more of the seven structural sets described in the text following Table 9-2.

Table 9-2 (excerpted from Leonardson, et al, 2003) outlines the types, age relations, and the paragenetic sequence for the alteration, veining, and mineralization in the Pascua-Lama deposit.   Advanced argillic alteration veinlets are shown in blue (early alteration, AA I) and yellow (late alteration and mineralization, AA II).  Advanced argillic veinlets do not have alteration halos except where overprinted by cooler, younger silica veinlets with silica halos.  The various veinlet types summarized in Table 9-2 are described below, from oldest to youngest:

Table 9-2: Alteration, Veining, and Mineralization Paragenesis

Gray silica veinlets (barren)

Gray silica veinlets are the earliest of the fracture fillings, typically occurring as stockworks barren of sulfides.  These are found predominantly in granite A, in and around the Esperanza tunnel (4,764 m elevation), and also sparingly in outcrops of granites B and C at the international border to about 450-500 meters below the surface.  These veinlets range up to 2 to 5 mm in width, and local veinlet densities can exceed 25 per meter across zones up to 150 meters wide.

White silica veinlets

These veinlets, which occur principally in the western parts of the deposit in association with illite-smectite alteration, contain milky white quartz surrounded by

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irregular haloes of white silica and rare pyrite.  Widths typically range from 1 to 5 mm, although locally veinlets up to 15 mm wide can be found.  Veinlet frequencies generally range between 1 and 4 per meter, with local occurrences up to 9 per meter.

Gray silica veinlets with minor pyrite

This second type of gray silica veinlet, which occurs throughout the deposit in association with quartz-illite alteration, contains minor fine-grained pyrite surrounded by irregular haloes of gray silica.  Veinlet widths typically range from 3 to 5 mm, but on rare occasions widths can reach 10 mm.  Veinlet densities usually range between 1 and 4 per meter, but can be found as high as 6 per meter.

Quartz-pyrite and dark pyrite veinlets

These structurally similar veinlets appear to have formed contemporaneously with the quartz-alunite-pyrite (QAP) early advanced argillic alteration.  The dark veinlets owe their color to the presence of fine-grained pyrite.  Veinlet widths typically range from 1 to 3 mm, with local occurrences up to 30 to 55 mm.  Veinlet frequencies usually range from 1 to 4 per meter, but frequencies up to 11 per meter can be found.

Alunite and alunite-silica veinlets

The alunite in these veinlets is generally milky white in color.  Widths range from 1 to 3 mm, with rare veinlets as wide as 10 mm.  The frequency usually ranges between 1 to 5 veinlets per meter.

Pyrite-alunite veinlets

Pyrite-alunite veinlets (which sometimes contain silica) appear to correlate with the second stage of advanced argillic alteration and mineralization, and are the most abundant and widely distributed veinlets in the Pascua-Lama deposit. These veinlets lack halos, and where the host rock is oxidized they are altered to alunite-jarosite veinlets.  Pyrite-alunite veinlets are variable in width, typically ranging from 3 to 10 mm wide, but occasionally reaching 20 to 30 mm, with the largest recorded at 80 mm.  Veinlet densities usually range between 1 and 10 per meter, but frequencies can run as high as 21 per meter.

Alunite-pyrite-enargite veinlets

These veinlets, which are part of the mineralizing episode responsible for copper deposition, occupy both steep and flat structures, combining to produce the open enargite stockwork around Brecha Central.  Occasionally containing silica and often displaying banded textures indicative of repetitive episodes of emplacement, individual widths for this veinlet group usually fall in the 1 to 5 mm range.  However, in places these veinlets widen to 10 to 30 mm, and on rare

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occasions they can reach 500 to 600 mm in width.  Veinlet frequencies range from 1 to 7 per meter.

Enargite-brassy pyrite veinlets

Crosscutting relationships between veinlets containing enargite and brassy pyrite and alunite-pyrite-enargite veinlets are not sufficiently clear to establish whether these two sets are contemporaneous or the enargite-brassy pyrite veinlets supercede the other set.  Veinlet widths average 3 to 5 mm, with a few falling in the range of 10 to 40 mm wide.  The frequency of occurrence of these veinlets usually ranges between 1 and 4 veinlets per meter.

Brassy pyrite-alunite veinlets

These copper-depleted veinlets, a small portion of which contain silica, complete the suite that comprises the zoned pyrite-enargite-brassy pyrite phase of the alunite-pyrite-enargite (APE) mineralizing period.  Brassy pyrite-alunite veinlets range between 1 and 7 mm in width, with veinlet densities of 1 to 5 per meter.

Pyrite-alunite-silver sulfide/silver halide veinlets

These veinlets cut mineralized structures belonging to the earlier APE phase, and are likely crosscut by jarosite veinlets, although this relationship is not clear.  Pyrite-alunite-silver sulfide/silver halide veinlets range from 2 to 4 mm in width, with densities running between 1 and 2 veinlets per meter.

Jarosite and jarosite-alunite veinlets

Jarosite and banded jarosite-alunite veinlets generally occupy larger structures (particularly in the Esperanza center), cutting all previously described veinlets.  Jarosite-alunite veinlets that lack banded textures are likely oxidized equivalents of earlier pyrite-alunite veinlets.  Average widths for this suite fall between 10 and 30 mm, with individual widths occasionally reaching 50 mm to 250 mm.

Stable isotope studies indicate that alunite at Pascua formed from a magmatic hydrothermal fluid.  All samples of jarosite analyzed to date indicate that jarosite is supergene and almost always younger than associated alunite.  Jarosite and soluble sulfates do not normally occur together.  While jarosite formed in peripheral supergene environments, soluble sulfates were forming at the expense of sulfides and earlier-formed sulfates in the sulfide-bearing zones.

Table 9-3 provides a more detailed summary of individual mineral paragenesis for the alunite-pyrite-enargite (APE) phase at Pascua-Lama.

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Table 9-3:  APE Stage Paragenesis

STAGE
PRE-ORE
MAIN ORE
POST-ORE
?
ALUNITE
DIASPORE
BARITE
ANGLESITE
PYRITE
BRASSY PYRITE
ENARGITE
CASSITERITE
STIBNITE
CALAVERITE
ELECTRUM
?
NATIVE GOLD
MUTHMANNITE
GOLDFIELDITE
FAMATINITE
CuSnZnS (unknown)
CuBiSbS (unknown)
GREIGITE
LUZONITE?
TETRAHEDRITE-
TENNANTITE
BiCl (unknown)
MARSHITE
MIERSITE
IODYRITE
CERARGYRITE
NATIVE SULPHUR
ARSENOLITE
CINNABAR
SILVER SELENIDES
CALOMEL
ALTERATION
QUARTZ
LEACHING

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10.0   Exploration

10.1.             Barrick Exploration

After Barrick’s acquisition of LAC Minerals in August 1994, CMN’s exploration activities in the Pascua and Lama sectors of the Nevada project increased significantly.  During the 1994-1995 field season, an intensified drilling program commenced to focus on definition of the mineralization in the Esperanza area.  A total of 30 surface diamond drill core holes (4,848m) and all but nine of 167 RC holes (31,219m) were drilled into Esperanza.  The nine other holes were drilled to the east of Esperanza, and several of these began to test the area along the west and south margins of Brecha Central.

Drilling accelerated in 1995-1996, with the completion 42,690m in 163 RC holes and 2,331m in 18 surface diamond core holes.  A total of 126 RC holes and 12 of the diamond core holes were drilled into the Quebrada Pascua area, testing the mineralization in and around Brecha Central, Brecha Sur, and Brecha Pedro.  Just before the end of the field season in April 1996, the portal for the Alex tunnel was installed at the 4680m elevation.  On the Lama side, Barrick acquired an option to the western portion of the Lama sector in October 1995 from Sociedad Arballo-Pinto, and exercised that option in March 1996.  Drilling during this period included two holes (DDH-96-L1 and DDH-96-L2), which together totaled 368m.

The amount of diamond core drilling in the Pascua sector increased substantially during the 1996-1997 field season to approximately 15,500m in 25 holes, which included seven holes drilled for geotechnical purposes.   RC drilling totaled 26,800m in 93 holes.  While work again focused on the Brecha Central/Brecha Pedro/Brecha Sur areas, some drilling also extended west of Brecha Central to the border with Argentina.  No drilling was done in the Lama sector, but plans were formulated for an initial pass of RC drilling totaling 13,000m.  Barrick’s published proven and probable ore reserves for the Pascua project as of December 31, 1996 were 172,047,000 short tons at an average grade of 0.059 opt gold (10.069 million ounces).   Work intensified to define the resources in the Pascua sector in the fall of 1997 and continued through 2000.  Surface RC and diamond drilling continued to push east towards the Lama sector and the border with Argentina.  The workings on the Alex tunnel level were extended from the portal eastward in a system of drifts and crosscuts for a distance of approximately four kilometers, providing underground exposures of the various mineralized fracture systems, breccia and intrusive bodies, and other mineralized lithologies intersected by surface drilling.   Channel sampling and geologic mapping of the underground workings provided data and information for the updating of the geologic interpretations and computer block models used for resource estimation.  Drifting in the Alex tunnel resumed in late 1998 from the international border, eventually breaking through on July 7, 1999.

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In the Lama sector, surface drilling during the 1997-1998 field season commenced in the portion of the Lama deposit that was controlled by Barrick.  In total, 10 surface RC holes totaling 4,124m were completed in what is now known as the Frontera zone.  Further to the east, on ground controlled by Empresa Minera Comsur (Comsur), under the terms of an option agreement Barrick drilled an additional 9,540m in 30 surface RC holes.  Comsur independently drilled a single hole (DDH-19) in early 1997 to a depth of 63m.  The following field season saw drilling activity on both the Barrick and Comsur portions of the Lama sector increase significantly.  A total of 23,289m of RC drilling and 6,830m of H- and N-diameter core drilling were completed in the Barrick-controlled portion, with the main focus on the Frontera zone.  In the Comsur-controlled area, drilling totaled 23,146m of RC drilling and 4,000m of surface H- and N-diameter core drilling, mostly a kilometer east of Frontera in the Morro Oeste area, and the Penelope area approximately 5 to 6km southeast of Frontera.

Drilling activity in 1999 and 2000 again increased significantly on the project.  The driving of the Alex tunnel in 1999 provided year-round underground access and opened up a significant portion of the Pascua-Lama deposit for exploration and delineation by underground diamond drilling.  A total of 50,097m of core drilling in 162 holes was completed, with all but 30 holes drilled from underground stations.  Fifty-one RC holes totaling 16,619m also were drilled, along with five geotechnical holes totaling 229m.  In addition to drilling, underground work included geologic mapping, channel sampling for mineralization characterization, and also channel sampling and bulk sampling for metallurgical testing.

Surface exploration activity in the Lama sector remained high through the 1999-2000 field season with the completion of 40,107m of RC drilling and 25,340m of diamond coring.  Zones or targets drilled included Morro Oeste and Norte, Morro Comsur, Frontera and Lower Frontera, the Pascua Fault extension (controlled by Comsur), and the Penelope Este and Penelope Oeste zones.  The following year, activity was reduced significantly, with a total of 6,246m of RC drilling and 8,351m of diamond core drilling completed.

In the season 2005-2006, the drilling activities were initiated to define some condemnation areas and characterize the rocks for geotechnical conditions in the future mine infrastructure location.

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11.0   Drilling

11.1.             Drilling Methods

Drilling at Pascua-Lama has been conducted by four separate companies since the  discovery of mineralization in 1987.  These include St. Joe Minerals (St. Joe) under its Compañia Minera San Jose (CMSA), Compañia Minera Nevada S.A. (CMN) and Compañia Minera Aguilar S.A. subsidiaries, Bond Gold International under its acquired CMN subsidiary, LAC Minerals under its acquired CMN subsidiary, and Barrick Gold Corporation under its Barrick Chile and CMN subsidiaries.  Drilling methods used for exploration include conventional down-the-hole (DTH) drilling, conventional rotary drilling, reverse circulation (RC) drilling and surface and underground diamond core drilling.  The breakdown of these methods, by company, is as follows:

St. Joe Surface diamond drilling (NQ- and BQ-diameter core), and underground diamond drilling. (AW-diameter core)

Bond  Underground  diamond drilling (BW-diameter core); Conventional Failing DTH drilling (4.5-inch diameter);  RC drilling (4.25-inch diameter)

LAC Surface diamond drilling (NW-diameter core); RC drilling.

BarrickSurface and underground diamond drilling (HQ- and NQ-diameter core); RC drilling.

Much of the upper 300m in the deposit has been drilled from the surface by vertical DDH and RC holes or clusters of angle holes that fan outwards from individual drill sites.  This has resulted in more tightly-spaced data just below the drill sites near the surface which grade rapidly into sparser data concentrations in the areas between drill sites.  With depth, data spacing becomes more uniform due to the geometry of the overall drill hole pattern.  According to Barrick geologists, many holes were lost at or near the 4600m elevation, and this difficulty in sampling the lower portion of the deposit contributed significantly to the decision to drive the Alex tunnel at the 4680m elevation.   The flatter holes drilled from the Alex tunnel have provided essential definition of the high-angle structures in the deposit, and has greatly improved the interpretation of the geology of the deposit in the third dimension.

11.2.             Logging Procedures

The logging procedures and logging quality have evolved and improved over the life of the Pascua-Lama project.  Since acquiring the project, Barrick has made a concerted effort to improve logging quality.  During the period of intense exploration activity in 1999-2000, the Barrick exploration staff in charge of conducting the underground drilling from the Alex tunnel standardized the recording of geologic data between the Pascua and Lama portions of the deposit.

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The logs contain standard descriptions of lithology, structure, alteration, and mineralization, and qualitative estimations of alteration/silicification intensity and sulfide, oxide, and sulfate mineralization content by type.  A PIMA infrared spectrometer was used to aid in the identification of alteration mineralogy.  Detailed structural logging and geotechnical data collection was done by Barrick technicians and Golder Associates.   Barrick also photographed all core prior to geologic and geotechnical logging.

Recently, was incorporated a new methodology logging using GVMapper software, tacking the all Pascua Lama standard description and lithology codes.

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12.0          Sampling Method and Approach

12.1.             Surface Outcrop/Trench Sampling

Sampling of surface rock outcrops and trenches excavated to expose bedrock was performed manually.  No written sampling protocol existed for this sampling, which mainly took place during the early years of exploration prior to Barrick’s acquisition of the project.  The typical sample size (weight) is also unknown.  Information in the database used for resource modeling indicates that the sample lengths typically ranged from less than 1.0m to less than 6.0m, and averaged 1.84m.    Similarly, because of the early nature of these samples, the procedures for handling, preparation, and analysis of these samples is uncertain.

12.2.             Underground Channel Sampling

Channel sampling and/or chip sampling was done for nearly all-underground workings driven on the Pascua-Lama project.  Little is known about the protocols observed during sampling of the earliest tunnels (Esperanza, Frontera, Maria, Nevada and Alan).  The majority of the channel sample data that contribute to the estimation of Pascua-Lama mineral resources comes from the Alex tunnel on the 4860 elevation, which was driven between late 1996 and 1998 after Barrick’s acquisition of the project.  In addition to providing assay data for estimation of mineral resources, the Alex tunnel channel sampling was critical to the characterization of material types for metallurgical testing.   Channel samples also contributed heavily to the make-up of metallurgical composites.

Channel sampling in the Alex tunnel reportedly closely followed advance of the individual headings.  Sampling was performed by two-man sampling crews using a pneumatic chipping hammer, with 20cm-high by 10cm-deep channels cut horizontally in both ribs and working faces approximately halfway between the sills and backs of the workings.  The resulting samples were approximately 15kg in average weight.  During the site visit, access by REI to the Alex tunnel and other underground workings was denied by Barrick project management because of safety concerns.  Subsequently, SNC Lavalin personnel were permitted access to the Alex tunnel during their later February 2003 site visit, and were able to confirm the presence of the sample channels.   In REI’s opinion, the methods and approach used for sampling of the Alex tunnel are in accordance with North American and Australasian mining industry practices, and are acceptable for use in the modeling of mineral resources.

12.3.             RC Drill Sampling

The first RC drilling on the Pascua-Lama project was under the direction of LAC Minerals (LAC), and consisted of relatively small-diameter (4.25-inch) holes.  The sampling of RC drill cuttings for assay reportedly followed generally accepted industry practices, where samples were taken every 1.0m during drilling, and

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collected and bagged at the drill rigs after being reduced using either rotary splitters or conventional riffle splitters.

Certain favorable conditions were present during the drilling of most exploration RC holes at Pascua-Lama.  Foremost is the fact that drilling of nearly all RC holes was dry, with little groundwater encountered to the depths penetrated by the RC holes.  The presence of gold in fines in oxide material at Pascua was noted during crushing of metallurgical sample NRLI (see Section 7.7).  It is possible that some (particularly higher grade) gold assays from RC samples could be conservative (biased low), rather than contaminated (biased high).  Checking for sampling bias in RC drilling is typically done by drilling diamond drill/RC twin holes and comparing assays interval by interval.  Three pairs of RC/DDH twins were drilled at Pascua-Lama, and these are discussed in a later section.

12.4.             Diamond Drill Core Sampling

Diamond drilling has been an integral part of the sampling of the Pascua-Lama deposit since its discovery in the late 1970’s.  Up until 1988, only diamond drilling was done, with surface holes recovering NW or NQ-diameter core, and underground drilling from tunnels recovering smaller diameter core (AW, BW, or BQ).  The use of AW-diameter core (drilled only during the 1983-1984 field season by CMN) was abandoned thereafter due to unacceptable core recoveries.  Since 1988, most diamond core holes drilled have been HQ or NQ when drilled from the surface and NW or NQ when drilled from underground stations.

Core samples were collected on 1.0m down-hole lengths except where geologic contacts or visual breaks in mineralization type were noted, in which case sample lengths could be less than 1.0m or between 1.0m and 2.0m.    Initially, drill core was split longitudinally for assay using diamond saws.  However, this practice was stopped after it was discovered that the cuttings generated while sawing well-mineralized core contained significant amounts of sulfides, and thus possibly also gold, particularly where alunite-pyrite-enargite (APE) veins were present.  Additional concerns centered on the loss of water-soluble sulfate mineralization.  After hole DDH-182, conventional hydraulic or manual core splitters were used in order to help avoid the possible loss of gold during the core splitting process.

12.5.             Material Density

More than 4,000 individual density determinations were done using the water immersion method on wax-covered samples, the majority of which were taken from diamond drill core.  Density determinations that are based on the standard waxed core/water immersion method and which were performed on material that does not have a wide range of sulfide content form a solid basis for the assignment of material density values in resource block modeling.

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Barrick’s most current resource modeling efforts have assigned density values to each sample interval based on the alteration type code for the interval, as follows (Table 12-1):

Table 12-1: Density values base on alteration type.

Alteration Type	Alteration Code	Density (g/cm3)
Unaltered	1	2.50
Propylitic	2	2.50
Sericite	3	2.50
Illite	4	2.57
Illite-Smectite	5	2.57
Kaolinite	6	2.58
Dickite	7	2.58
Pyrophyllite	8	2.58
Alunite	9	2.55
Jarosite	10	2.53
Silica	11	2.47
Opaline Silica	12	2.47
Steam Heated	13	2.29
Ak-Overprint	14	2.29
Others	N/A	2.52

13.0          Sample Preparation, Analysis, Security

13.1.             Sample Preparation

The Pascua-Lama deposit is transected by the Chile/Argentina border that runs along the crest of the Andes.  Thus, for logistical and political purposes, exploration drilling, sampling, sample preparation, analyses, and sample security activities were separate and distinct for the Pascua and Lama portions of the deposit until the 2001-2002 field season.  Sample preparation and analyses for the Pascua side were managed out of La Serena, Chile, while similar activities for the Lama portion of the deposit were conducted out of San Juan, Argentina.

On the Pascua side, sample preparation initially was done by Geoanalytica in La Serena.  The sample preparation procedures used by St. Joe/CMSA and CMN prior to LAC’s acquisition of the project are unknown, although all St. Joe/CMSA samples reportedly were prepared at St. Joe’s in-house laboratory facility in La Serena, Chile.

During LAC’s tenure as owner of CMN and the Pascua project, sample preparation was moved to the exploration camp at the project site.  The sample preparation protocols in place at the on-site facility are as follows:

RC Samples

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Samples from drill rigs (~32kg) were dried and split to ~8kg, ~24kg coarse reject retained:

~8kg roll crushed to 95% minus-16 mesh, then quartered by passing through ½” riffle splitter to ~500g

250g split from ~500g, dried at 105º, then pulverized to minus-150 mesh for assay

Surface/Underground Channel and Diamond Drill Core Samples

Split core and/or 6 to 8kg channel sample (6’ maximum size) jaw crushed to 95% minus-½”, then roll crushed to 95% minus-16 mesh

~8kg roll crushed to 95% minus-16 mesh, then quartered by passing through ½” riffle splitter to ~500g

250g split from ~500g, dried at 105º, then pulverized to minus-150 mesh for assay

As part of its 1994 review (“Nevada Project, Review of Geological Model and Exploration Targets”), MRDI recommended that CMN revise its sample preparation protocol in response to duplicate sample analysis results that indicated possible problems with the procedures used up to that time, specifically the relatively small amount of material pulverized (250g).   CMN subsequently made revisions, resulting in the following protocols:

RC Samples

Samples from drill rigs (~32kg) were dried at 60ºC, homogenized, and split once to ~16kg, with ~16kg duplicate retained every 20th sample for duplicate analysis;

~16kg primary sample was homogenized and split, retaining one sample (minimum 8kg) for further preparation; Reject was combined with 16kg reject from initial splitting and stored at exploration camp site as ~24g reject ;

8kg primary sample was dried at 60ºC and crushed to 95% minus-10 mesh (Rhino-type 5”X7” jaw crusher, cleaned between each sample with compressed air); Crushed sample was then homogenized and split in 4 passes through Jones-type riffle splitter to 1kg; Reject material (~7kg) was retained and stored at exploration camp site;

1kg primary sample was pulverized (LM-2 type unit) to 95% minus-150 mesh (pulverizer cleaned between each sample with sterile quartz sand and compressed air); One 250g split was sent for assay and a 750g pulp reject retained.

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Surface/Underground Channel and Diamond Core Drill Samples

Channel sample/split core dried at 60ºC for 3 hours, then entire sample was crushed to 95% minus-10 mesh (Rhino-type 5”X7” jaw crusher, cleaned between each sample with compressed air); Crushed sample was then homogenized and  split to produce 1kg (minimum) primary sample; Reject material was retained and stored at project camp site

1kg primary sample was pulverized (LM-2 type unit) to 95% minus-150 mesh (pulverizer cleaned between each sample with sterile quartz sand and compressed air); One 250g split was sent for assay and a 750g pulp reject retained.

In 1998, the Pascua project geology staff became concerned with possible volatilization of mercury due to the high temperatures used to dry the samples in the on-site drying ovens.  This concern caused the transfer of the preparation of Pascua samples back to Geoanalytica’s laboratory in La Serena, where the drying temperatures were lowered to 50ºC.  This change reportedly affected all holes drilled after DDH-182.

During Barrick’s first exploration field season at Lama (1997-1998), RC samples were initially sent to Geoanalytica’s laboratory facility in La Serena, Chile, where they reportedly were subjected to the same procedures used to prepare samples from the Pascua project.  Midway through the season, the primary laboratory was changed from CIMM to Acme Laboratories due to poor turnaround times at CIMM.  For the remainder of the season, samples were shipped to Acme’s facility in Santiago, Chile, for preparation and assay.  Then beginning the following field season, a portion of the preparation procedures for Lama samples was shifted to a project site facility run by Acme.  Under this arrangement, RC drill samples were first split to 5kg by Barrick employees, then the samples were delivered to the Acme on-site preparation facility, crushed to 95% minus-2mm, and a 1kg split was sent to Acme’s facility in Santiago for final preparation, observing the same protocols in place at Pascua.

13.2.             Sample Analysis

No documentation is available regarding the sample analysis procedures used during the tenure of St. Joe/CMSA/Bond Gold International on the Pascua project.  During LAC’s tenure, all primary analyses were done at CIMM’s Santiago laboratory facility, using a combination of aqua regia digestion with MIBK organic back extraction and atomic absorption (AA) finish, and conventional fire assay with gravimetric finish.  In some cases where initial aqua regia analysis indicated gold contents in excess of 1.0 g/mt, follow-up fire assays were run.  As reported by MRDI during its 1994 review of the Pascua project, approximately 50 percent of the more than 50,000 gold analyses in the Pascua database were fire

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assay data.  After Barrick acquired the Pascua project, all samples were analyzed by fire assay.

On the Lama side, because the exploration activities were run out of the Barrick office in San Juan, Argentina by different personnel, samples were sent to the laboratory operated by Bondar Clegg (BC) in Santiago for gold, silver, and copper determinations.  The procedures used by BC for all analytical work are described as follows:

All initial gold determinations for all samples submitted were by fire assay, using a 50g charge and an atomic absorption spectroscopy (AAS) finish.  For samples that assayed 5.0 g/mt gold or greater, the samples were rerun by fire assay using a gravimetric finish.  Samples falling in the >3.0 g/mt gold <5.0 g/mt gold range were rerun using the initial method.

Copper and initial silver analyses were by four-acid digestion followed by AAS finish.  For silver analyses returning values >50 g/mt, the analyses were repeated using fire assay with a gravimetric finish.

13.3.             Sample Security

All samples remain in the possession of CMN employees during transport from the drill rigs and/or sample sites (surface trenches and underground workings) to the on-site and third party preparation facilities.  Transfer of pulps from the sample preparation facilities to the CIMM laboratory in Santiago was by either common carrier in sealed containers or by CMN, Geoanalytica, or Acme employees.

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14.0          Data Verification

14.1.             Quality Control Measures and Procedures

No documentation is available to verify the existence of a standard quality assurance/quality control (QA/QC) program at Pascua prior to LAC’s tenure on the project.  The earliest record of a program is found in a report issued by Mine Resources and Development Inc. (MRDI) in November 1994, as part of its review of the Pascua project.  The program in place at the time consisted of insertion of three blind standards developed from Pascua drill hole rejects every 20 to 30 samples that were submitted to CIMM for assay.  No mention is made in the MRDI report of the existence or submission of barren pulp standards or other form of “blank” sample.

The QA/QC program put in place after Barrick’s acquisition of the Pascua-Lama deposit included the submission of pulp duplicates every 20th sample to CIMM in Santiago and Bondar Clegg in La Serena for Lama samples, and to Acme and Bondar Clegg for Pascua samples.  Pascua coarse reject duplicates were sent to Geoanalytica for analysis and Lama duplicate coarse rejects were sent to CIMM in Santiago.  In REI’s opinion, except for the lack of submission of blank samples to the sample preparation facility and blank pulps to the primary assay lab, this QA/QC program was in accordance with accepted North American practices.

On the Lama side field duplicates were collected every 20th sample for blind submission to the sample preparation facility, the insertion of a field blank every 40th sample, and submission of pulp duplicates to three independent laboratories.  The latter procedure, in conjunction with laboratory internal duplicate analyses, was used as a substitute for the submission of standard samples, as no standards were available

QA/QC was reviewed on an ongoing basis by Barry Smee during the period 1998-2001. Adjustments to protocols made where necessary as recommended by Mr. Smee.  Comparisons of filed duplicate gold assay pairs are shown in Figures 14-1 and 14-2.

Verification of all drill hole data was carried out in 2003 and is described in a separate internal Barrick memorandum titled “Informe Validación Base Datos Control de Calidad”.  The work done during this validation process involved locating all historical assay certificates and consolidating them in one location. The assay data was then spot- checked (10 percent) for validity and any errors reported in the report referenced above. The report concluded that the current assay data were of sufficient quality to be used for resource and reserve purposes.

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Figure 14-1:  Field Duplicate Gold Assay Comparisons 1993-1996

1993 -1994 Reverse Circulation

Concentration au (g/t)

1995 Reverse Circulation

Concentration au (g/t)

1996 Reverse Circulation

Concentration au (g/t)

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Figure 14-2:  Field Duplicate Gold Assay Comparisons 1997-1999

1997 Reverse Circulation

1998-1999 Reverse Circulation

1998-1999 Diamond Core

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15.0          Adjacent Properties

The most important property adjacent to the Pascua-Lama is Veladero, located in 10 kilometers to the Southeast in Argentina.  Veladero is wholly owned by Barrick and is currently in development.

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16.0   Mineral Processing and Metallurgical Testing

The Pascua ores are very complex ranging from highly oxidized ore where the gold and silver can be recovered by direct cyanide leaching, to highly refractory ore where the precious metal recovery is low using direct cyanide leaching.

16.1.    Metallurgical Testing

A history of the metallurgical testing follows:

1994

Barrick takeover of LAC; gold resource in oxide material investigated both heap leach and conventional mill processing; drill holes and bulk samples used.

1996

Additional oxide and Refractory mineralization in the Quebrada de Pascua area identified; comprehensive test program developed to investigate the Refractory material.  Three bulk composites: CHAL (chalcanthite), HSFE (High Soluble Iron), and ENAR (Enargite) based mainly on copper head grades and distinguishing between oxide and sulphide materials, were prepared from rejects from individual sample intervals situated within 350m of the surface in 23 RC (RDH) holes.

1997

Alex Tunnel development provided access for metallurgical sampling in the deposit’s deeper and more refractory portions.  Forty-seven sulphide samples and 23 oxide samples were collected from the ribs of the Alex Tunnel to identify zones from which bulk samples could be collected for pilot plant test work.

1998

Comprehensive characterization program based on approximately 800 drill hole sample pulps by bottle roll analysis and approximately 25,000 individual exploration RC sample pulps by test tube shake test analyses for gold and silver recovery and multi-element testing.  Iron contamination suspected in some samples due to poor castings in sample pulverizers used for preparation for pulps for gold and silver assays.  To confirm and quantify the suspected contamination and to check that gold and silver assays were not affected, coarse rejects corresponding to pulps believed to be contaminated were retested.  These confirmed iron contamination and concluded gold and silver assays were not affected.  Additional drill hole samples (approximately 2000) were analyzed for mercury, bringing the total close to 27,000.

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Pilot plant testing at Lakefield Research in Canada on bulk samples of 90t to 100t taken from additional channel cuts in the ribs of the Alex Tunnel workings: two sulphide samples (PP1 2.6g/t Au, 22g/t Ag and PP2 3.0g/t Au, 24g/t Ag), one sample of Non Refractory oxide with low iron (PP3 1.7g/t Au, 18g/t Ag).  A bulk sample of oxide material from the surface in the Esperanza area (3.3g/t Au, 52g/t Ag) was used for two pilot plant runs (PP4 and PP5). Portions of these pilot plant bulk samples were sent to Fuller Company for grinding test work. Three bulk samples were collected from sulphide stock work mineralization in the eastern portion of the Alex Tunnel workings (grade range 1.2g/t Au to 2.5g/t Au and 4g/t Au to12g/t Ag).

1999

Supplementary samples to provide extended metallurgical coverage across the deposit were collected from drill holes from the Lama, Moro Este, Moro Oeste, Frontera, Lower Frontera, and Penelope areas.  Two sulphide composites from channel sampling in the Alex tunnel were collected for conducting ore washing tests prior to milling.  Twenty-three channel samples from the Alex Tunnel ribs were used to select additional Non-Refractory material for vertical roller mill (VRM) testing at vendor facilities: Krupp Polysius, FFE Minerals, and Loesche.  Sixty samples were collected for SPI and Bond Work Index test work: four of these samples were from the Esperanza area and fifty-six from the Alex Tunnel.

2000/01

Channel sampling of the ribs of the 4,810m level tunnel was completed for characterization of gold, silver and copper.

2001/03

Twenty one-tonne samples (“DB” series) obtained from the 4,680m level in Alex Tunnel and two additional oxide bulk samples collected from the surface, were placed in drums and sent to Lakefield Chile in Santiago for testing.

2005

Channel samples from the Alex Tunnel and Esperanza Surface area were taken for wet autogenous grinding pilot test work, additional flotation and soluble copper recovery testing.

2007

Six samples of 0.5t to 1.5t each were obtained from locations in the Alex Tunnel to represent predominant mineral types and lithologies for flotation testing to generate potential plant products for rheological characterization.

2009-2010

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Regression equations were developed for refractory and non-refractory ore based on soluble iron, soluble copper, total iron, and total copper. These were verified against pilot plant results. Recovery splits for concentrate and doré were also evaluated and updated.

A list of the principal test work and specialist consultant reports on this deposit since 1994 are summarized in Table 16.1.

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Table 16-1: Metallurgical Reports on Pascua-Lama and Esperanza Ores Since 1994

Author	Date	Objective	Comments
Hazen Research; Amtel	1994 to 1995	Investigations for oxide ore treatment	McPherson abrasion and work index, gravity, leach kinetics.
CIMM, Lakefield Chile	1994 to 1995	Pilot testing (Non-Refractory) ores	Grinding and carbon-in-leach.
Lakefield Research, Canada	July 1998	Characterisation work by cyanide soluble gold, silver, copper and iron; acid soluble copper and iron; total gold, silver, copper, iron and sulphur.	27,000 sample ore characterisation program for metallurgical and mineralogical responses; determines classification criteria for process options.
Lakefield Research, Canada	October 1998	Bench-scale testing ore characterisation; pilot plant testing (sulphide and oxide ores).	Pascua and Esperanza bulk composites for pilot testing. Investigations of dry grinding prior to hydrometallurgical processing.
Lakefield Research, Canada	June 2002	Review of the metallurgy of the Pascua-Lama deposit	Assess mineralogy, grinding flow sheets, including wet grinding, CCD wash configurations, flotation, cyanidation, gravity.
JR Goode and Associates	July 2002	Tertiary crush – wet grind process option	Metallurgical and physical testing and comparative cost assessment of various flow sheets
SGS Lakefield Research, Chile	February 2003	Flow sheet development particularly wet grinding configurations and determine corresponding gold, silver and copper recovery characteristics.	Grinding and washing control tests with various unit process step change; assess ball wear rates in grinding slurries; flotation and cyanidation responses.
CIMM	September 2005	Pilot testing program of wet milling circuits including autogenous mill and ball mill	Configuration considered for the Project.
SGS Lakefield Research Chile S.A.	October, 2005	Grinding hardness characterisation	Oxide and sulphide samples: JK Drop Weight, SMC Drop Weight Index tests, SPI tests, Bond abrasion, rod and ball work indices.
AMMTEC	November 2005	Autogenous media competency testing	Pascua oxide ore samples
Oreway Mineral Consultants (OMC)	November 2005	ABC circuit design and mill sizing	Using piloting data and ore characterisation reports
Steve Morrell Comminution Consulting (SMCC) Pty Ltd, and Addendum	November, 2006	Sizing of the Pascua-Lama Grinding Circuit	Review of pilot test program results; recommendation mill sizes for the communition circuit; assess circuit performance for oxide (Non-Refractory) and sulphide (Refractory) ore types.
CyPlus GmbH,	November, 2005.	Evaluate treatment options to reduce weak acid dissociable (WAD) cyanide to meet compliance requirement and operating targets.	Use of SO2/air and peroxygen-based technologies for treatment of Pascua-Lama final tailings slurry.
Jenicke and Johanson Chile,	September 2006 to January 2007	Crushed ore flow characterisation and material handling configurations.	Review and recommendations for primary crusher ore silos and coarse ore stockpile for crushed Pascua ore.
SGS Lakefield Research Canada	January 2007	Mineralogical investigations on oxide ore	Mineralogy, particularly to identify acid consuming phases.
SGS Lakefield Research Canada	May 2007	Recovery characterisation of gold, silver and copper from Pascua-Lama ores

Further investigations to optimise grind/wash conditions and influence on downstream cyanidation and flotation processes; assess alternative flotation circuits compared to base case for design; investigate conditions that improve Refractory ore metal recoveries.

SGS Lakefield Research Canada	February 2008	Removal of iron and copper from ground ore washed solutions	Investigate process options for possible recovery of soluble copper contained grind / wash solutions.
JR Goode and Associates Gordon Wilson (Barrick)	May – July 2009 August 2010	Review and update of metallurgical recovery based on soluble iron, soluble copper, total iron and total copper	Regression equations developed for refractory and non-refractory ore and verified against pilot plant results. Recovery splits for concentrate and doré also update.

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16.2.    Metallurgical Sampling

At the time of the Barrick/LAC merger in 1994, the mineralization that had been identified and partially delineated was situated in the Esperanza area, and consisted of approximately 1.2 million ounces of gold in oxide material.  Test work completed in 1994 by LAC used samples from drill holes and bulk samples collected from surface road cuts to investigate both heap leach and mill processing alternatives.

Barrick continued with sampling and testing in the Esperanza area in 1995, using samples from drill holes and surface road cut bulk samples.  Testing was geared towards heap leach processing of oxide material and conventional milling with wet grinding at a possible plant site in the Estrecho valley.

With the discovery of additional oxide and refractory mineralization in the Quebrada de Pascua area, metallurgical sampling and testing requirements became more complex.  Work in 1996 continued on oxide material, while preliminary testing on refractory mineralization began to reveal additional complexities, such as higher reagent consumptions (particularly cyanide), lower gold and silver recoveries, and material with very high soluble sulfate content.  A comprehensive test program was developed to investigate the refractory material, with copper head grades utilized to help distinguish oxide and sulfide materials.  For this program, three bulk composite samples were assembled – CHAL (chalcanthite), HSFE (High Soluble Iron), and ENAR (Enargite).  These samples were comprised of rejects from individual sample intervals situated within 350m of the surface in 23 RDH holes.  The head grades for these samples were high, ranging from 2.41 g/mt to 4.97 g/mt Au.

In 1997, as the Alex tunnel advanced into the heart of the deposit and provided access for metallurgical sampling in the deposit’s deeper and more refractory portions, additional processing issues such as iron and copper soluble salts and total sulfide contents became apparent.  As a result of these issues, potential processing options and concerns became more numerous, with the focus shifting to a proposed plant with refractory and “non-refractory” circuits to be located in the Rio Toro valley.  Forty-seven sulfide samples and 23 oxide samples were collected from the ribs of the Alex tunnel in order to identify zones from which bulk samples could be collected for pilot plant test work.  The investigation of heap leaching continued, with the collection of additional oxide samples from the Alex tunnel and road cuts in the Esperanza area.

The growing understanding of the complexity of the mineralization in the deposit indicated the need to identify and characterize ore types to help guide process test work.  As a first pass to address this, approximately 800 drill hole sample pulps were submitted for bottle roll analysis to a laboratory in Chile.  These were followed by the submission of approximately 25 000 individual exploration RC

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(RDH) sample pulps for test tube shake test analyses for gold and silver recovery and multi-element testing (including antimony, arsenic, acid soluble copper, soluble iron, and sulfate sulfur).  Based on the results of these analyses, seven ore types for the deposit were defined at that time.

In 1998 it was discovered that some of the approximately 25 000 pulps analyzed for ore characterization apparently had been contaminated by iron as a result of poor castings in certain sample pulverizers during preparation of the original pulps used for gold and silver assay.  In an attempt to confirm and possibly quantify the suspected contamination and to check that gold and silver assays were not affected, 41 coarse rejects corresponding to pulps believed to be contaminated were run at Lakefield Research in Canada.  Averages of iron analyses for these checks did confirm iron contamination (2.27% total Fe in the original pulps versus 0.67% total Fe in the check rejects), but gold and silver assays from the coarse rejects confirmed the pulp assays (see “Progress Report No. 1, Lakefield Project No. LR5244, March 16, 1999).  Approximately 2 000 additional drill hole samples were analyzed for mercury, bringing the total close to 27 000.

Also in 1998, four bulk samples totaling between 90 and 100 tonnes were taken from additional channel cuts in the ribs of the Alex tunnel workings.  These consisted of two sulfide samples, PP1 and PP2 (2.59 g/mt Au, 21.8 g/mt Ag and 2.99 g/mt Au, 24.2 g/mt Ag, respectively), and sample NRLI of non-refractory oxide material with low iron content  (1.66 g/mt Au, 18.2 g/mt Ag).  A bulk sample of oxide material was also collected from the surface in the Esperanza area (3.29 g/mt Au, 51.6 g/mt Ag), which was used for two pilot plant runs (PP-4 and PP-5).  All pilot plant test work was done at Lakefield Research in Canada.  Portions of these pilot plant bulk samples were also sent to Fuller Company for grinding test work.  In addition, three bulk samples were collected from sulfide stock work mineralization in the eastern portion of the Alex tunnel workings (XC518SE and XC920S).  These samples ranged in grade from 1.24 g/mt to 2.46 g/mt gold and 4.4 g/mt to 11.8 g/mt silver.

In order to broaden the metallurgical sample coverage across the deposit, supplemental samples from drill holes were collected for metallurgical testing from the Lama, Moro Este, Moro Oeste, Frontera, Lower Frontera, and Penelope areas in late 1998 and continuing into 1999.  Two sulfide composites (6469 and 6469A) were developed from channel sampling in the Alex tunnel for the purpose of conducting ore washing tests prior to milling.

Other sampling in 1999 included an additional 23 channel samples (OA, OB, OC, and OD-series) taken from the Alex tunnel ribs that were used as a guide for selecting additional non-refractory oxide material for vertical roller mill (VRM) testing at Krupp Polysius, FFE Minerals, and Loesche.  MinnovEX addressed ore hardness with the collection of 60 samples for SPI and Bond Work Index test work.  Four of these samples were collected from the Esperanza area and 56 from various locations in the Alex tunnel.  The Alex tunnel samples used for the hardness test work were broadly distributed throughout the workings in the

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Chilean portion of the deposit.  Four of the 56 samples were collected from the Alex tunnel workings on the Argentine side of the deposit.

Channel sampling of the ribs of the 4810 tunnel (referred to as the “metallurgical tunnel” by the Pascua technical staff) was completed in 2001 for the characterization of material prior to the collection of bulk samples.  The bulk samples consisted of one-tonne samples that were collected after the ribs of the tunnel were slashed.  As part of this sampling effort, two additional oxide bulk samples were also collected from the surface.  The one-tonne bulk samples were placed in drums and sent to Lakefield Chile in Santiago for testing.  Grab samples corresponding to each one-tonne samples were also taken and are stored at the project site.

In 2005, additional composited channel samples were taken from the Alex Tunnel and Esperanza Surface area for wet autogenous grinding pilot test work. Additional flotation and soluble copper recovery testing was performed on this sample.

The most recent sampling campaign was completed in 2007 to provide fresh sulfide sample for flotation testing to generate potential plant products for rheological characterization. These 6 samples of 0.5 to 1.5 tonnes each were extracted by bulk point sampling from locations in the Alex Tunnel selected to represent predominant mineral types and lithologies

Total metres of drill and channel metallurgical samples taken accounts for 22% of the corresponding Non-Refractory metres for the overall drilling program and 37% of the Refractory metres as shown in Table 15.2.1.  Although the proportion of Refractory ore in drilling is about one third of the total, the higher proportion of Refractory drill core and channel samples selected for metallurgical testing (about a half) reflects the complexity in the metallurgical and physical characteristics of this ore type and the increased difficulty in determining an effective processing strategy.

Table 16-2: Metallurgical Sampling Compared to Resource Drilling and Mine Plan

	Drill and Channel			Total Samples	Metallurgical		Mine Model end Y2008

Ore type	Metres	Au g/t	Ag g/t	Metres	Au g/t	Ag g/t	Au g/t	Ag g/t

Non-Refractory	47,000	2.2	77	10,400	1.5	41	1.3	56
Refractory	26,900	3.6	67	10,000	3.4	37	1.9	51
Total	73,900	2.7	73	20,400	2.4	40	1.5	54

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The average gold grade from the metallurgical samples for Non-Refractory ore (1.5g/t Au) is close to the LoM gold grade from the mine plan (1.3g/t Au).  The average gold grade in the Refractory metallurgical samples (3.4g/t Au) is significantly higher than the LoM grade (1.9g/t Au) and is about 10% higher than the maximum annual grade of 3.1g/t Au in the mine plan. Sufficient samples, however, from the body of test work with head grades approximately 2g/t Au were tested to assess metallurgical responses over the range of head grades expected.

16.3.             Ore Classification

An ore classification system was developed, based on the mineralogy and ore processing requirements. It has undergone several revisions as the understanding of the Pascua orebody grew.  The pre-2006 block model classification system, operated on the following criteria:

is the ore non-refractory or refractory?

does the ore contain appreciable amounts of soluble minerals?

does the ore contain significant amounts of sulfide copper?

Based on this information, any sample can be classified finally into one of four categories, as shown in Figure 16-1.

Figure 16-1:  Pre-2006 Metallurgical Ore Classification Hierarchy

The classifications can be described as follows:

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NR – Non Refractory

This classification describes oxide ore (<3%S=), which contains only small amounts of soluble minerals (< 0.75% Fe(sol) and <0.03% Cu(sol)).  Washing is not required to achieve acceptable metallurgical results, however it is demonstrated to be beneficial (reduced CN consumption) in the majority of tests performed.

NRW – Non Refractory Wash

This classification describes oxide ore (<3% S=), which contains significant amounts of soluble minerals (>0.75% Fe(sol) and/or > 0.03% Cu(sol)).  Washing is required to remove the soluble components prior to cyanidation in order to achieve acceptable metallurgical results.

RSE – Refractory Sulfide Enargite

This classification describes sulfide ore (>3% S=), which contains significant enargite, the primary copper sulfide mineral of the Pascua deposit (Cu-Cu(sol)>0.03%).  It is termed refractory because gold and silver are associated with the sulfide minerals and the metallurgical response to direct cyanidation is poor, in respect both to low precious metal recovery and high cyanide consumption.  Soluble sulfate minerals are also associated with this classification. This ore type requires washing and flotation of a copper concentrate to achieve acceptable metallurgical results.

RSP – Refractory Sulfide Pyrite

This classification describes sulfide ore (>3% S=), which contains only small amounts of copper sulfide minerals (Cu-Cu(sol) <0.03%). Pyrite is the major sulfide mineral and gold and silver are associated with it.  Because a significant portion of the gold is locked up in the pyrite and refractory (low cyanidation recovery), this ore type also requires washing and flotation in its processing.  Although the concentrate produced has low Cu values, the gold-silver-pyrite concentrate would be blended with copper concentrate from RSE ore for sale.

Post 2006, the process plant design considers that all material is washed and therefore, for processing purposes, segregation in only two ore types is required: Non-Refractory (NR) and Refractory (R) Ore.

Washed Non-refractory ore is subjected to cyanide leach, while the washed refractory ore is subjected to flotation to produce a low grade copper concentrate.  The flotation tailings are then subjected to a cyanide leach for further precious metals recovery.

16.4.             Mineralogy

Gold at Pascua occurs in three major mineralized facies:

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Alunite –Pyrite – Enargite (APE)

Native Gold and calaverite (AuTe2) Most abundant gold minerals. Most gold and silver occur as sub-microscopic inclusions in pyrite and enargite

Pyrite – Szomolnokite (PS)

Post Breccia Central and silification. Occurs above and surrounding area dominated by alunite-pyrite-enargite mineralization.  Gold and silver occur as sub-microscopic inclusions in pyrite and enargite

Oxidized rocks (OR)

In the oxidized zone, gold is mostly free or attached to quartz.. The most abundant silver-bearing minerals in the oxidized and supergene enrichment zone are Chlorargyrite (AgCl) and Idodargyrite (AgI). Silver also occurs in jarosite/plumbojarosite. Pyrite is the most common sulfide phase.   Enargite is the most common sulpho-salt in Pascua.

16.5.             Comminution Parameters

The design of the comminution circuit is based on extensive variability and characterization testing of (harder, more competent) oxide samples and sulphide samples and pilot plant testing on bulk oxide and sulphide samples from the Alex Tunnel.

Since 2002-03, emphasis has been on wet grinding based circuits.  As well as internal reviews, independent assessment of the test results and recommendations for circuit configuration and design, sizing and selection of were carried out by Orway Mineral Consultants Pty Ltd (“OMC”) and Steve Morrell (SMCC, 2006).  Scale-up from the pilot plant data and development of comminution circuit parameters included corrections for feed size, mill speed, mill aspect ratio, closing screen and drive train configuration.

The data indicate limited variability in ore hardness and competency characteristics for each ore type when comparing specific energies from the two pilot runs (oxide and sulphide) with results from accompanying (ten) rock characterization tests.  A considerable body of similar, earlier (pre-2002) test work also indicates limited variability of results and has values consistent with those from the latter testing programs.  The ore competency values, determined from drop weight testing, and the hardness values, from Bond methodology are summarized in the comminution parameters Table 16-3.

Oxide (Non-Refractory) ore is considered to exhibit moderately to high competency (in the 55-65th percentile range in the database from the independent technical consultants) and sulphide (Refractory) ore exhibits medium competency (approximately 50th percentile).  Sulphide ores are considered

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Table 16-3: Comminution Parameters for Pascua-Lama Grinding Circuits

Parameter	Units/Parameter	Oxide (Non-Refractory)	Sulphide (Refractory)

JK drop weight parameter	A	72.8	60.6
JK drop weight parameter	b	0.65	1.07
Specific gravity	SG	2.55	2.47
Drop weight index	DWI	5.4	4.0
Rod mill work index	kWh/t	14.3	13.4
Ball mill work index	kWh/t	19.4	18.3

slightly more variable in competency and hardness characteristics, as these are likely to be influenced by the degree of brecciation and sulphate content, whereas the oxide ores are more uniform in physical characteristics due to the mineralization hosted in the dominant altered granites.

The pilot plant testing showed that there was sufficient grinding media, mainly a granite that is found throughout the ore body, to autogenously grind the ore.  Provision is made in the circuit design for a dedicated coarse ore grinding media stockpile.  In the event that supplementary grinding media is required, as a short-term or longer-term basis, options that may be considered include possible supply of similar, highly competent ore from the nearby Barrick-owned Veladero mine, or use of large diameter, chrome-steel ball grinding media, in small charge volumes, in the primary mill circuit.

The consultants (SMCC, 2006 and OMC, 2005) also recommend use of a pebble crusher in the autogenous mill circuit to increase overall grinding efficiency and to control critical size fractions in the ground charge.  The likely pebble production rate has been estimated from modeling and a suitable allowance provided in the design to accommodate for recycle pebble rates up to 45% of new feed.

16.6.             Recoveries

Current metallurgical recoveries are based on the large body of metallurgical investigations described above. The pilot testing, open circuit and locked cycle bench test work were reviewed by SGS Lakefield Research in 2002 (SGS Lakefield, 2002) to consolidate the activities and results.  This was followed by studies by SNC-Lavalin in 2003 (SNC-Lavalin, 2003) which assessed processing options and developed recovery estimates.  Further work was carried out by J.R. Goode and Associates in 2004 (Goode, 2004a & 2004b)

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In 2009 John Goode reviewed the historical test work and the all metallurgical data to develop recovery relationships based on head grade, total iron, soluble iron, total copper, and soluble copper. This review used the following approaches:

A review of data from a 2002/2003 series of 132 tests examining the metallurgical effects of comminution options on a series of Pascua Lama samples.

Linear multiple regression analysis of a database of all Pascua Lama metallurgical test results.

A comparison between the results of open circuit batch flotation tests followed by a tailings leach and locked cycle or pilot plant flotation tests followed by tailings leach.

The various tests applied in this study indicated significant improvements in metal extraction due to the use of wet grinding rather than dry grinding when applied to either refractory or non-refractory ore.  This was an important finding since prior estimates of metal recovery had been based on data from pilot plant studies on dry-ground ore.

For refractory ore, the differences between dry and wet grinding tests, particularly fully autogenous grinding (FAG) tests, included an improvement in gold extraction by between 2% and 6%, increased silver extraction by about 7%, and improved copper extraction by between 8% and 15%.  Cyanide consumption following wet grinding was about 0.2 kg/t ore lower than that following dry grinding.

A summary of the process recoveries developed in 2009-2010 are shown in table 16-4.

16.7.             Processing

The Pascua Lama Process Plant is designed from the 1st Quarter of year 1, to treat 30 000 t/d of ore (Phase 1) and, in the fourth Quarter of year 2, will increase to 45 000 t/d of non-refractory ore (Phase 1a).  The principal processing stages for this circuit are: primary crushing, autogenous (AG)/ball milling (wet grinding), counter current decant (CCD) washing, pre-aeration and oxygen enhanced cyanide leaching, CCD thickening for pregnant solution recovery, cyanide destruction, Merrill Crowe zinc precipitation, mercury retorting, and smelting.  The wet grinding will be done in three parallel circuits of 15 000 t/d each.

The mine plan shows that in the third Quarter of year 3 refractory ore production will start (Phase 2). From there on the process plant will treat 30 000 t/d of non-refractory ore and 15 000 t/d of refractory ore.  Additional process stages for Refractory ore treatment are: roughing/cleaner/scavenger flotation with regrinding of rougher concentrate, final copper concentrate thickening, filtering and bagging. The refractory ore is floated, with a differential flotation scheme. A high Cu-As concentrate is produced, dewatered and filtered. Followed by Pyrite concentrate

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Table 16-4: Pascua-Lama Metallurgical Recoveries

	Gold		Silver
	Non Refractory	Refractory	Non Refractory	Refractory
Overall Recovery Pascua Lama	90%[1]	80.99%[2] (average)	80%[1]	84.54%[3] (average)
Overall Recovery Esperanza	92.5%[1]	78.40%[2] (average)	61.30%[1]	83.17%[3] (average)
Recovery to Concentrate		44.07%[4] (average)		61.76%[5] (average)
Payable	99.90%	99.90%	99.85%	99.85%
Payable on concentrate		96.50%		95.00%
1. Non refractory recoveries set to constants by Gordon Wilson (2009). J Goode(2009) test work indicated 92% for both gold and silver

2. Refractory gold recovery from tails equation from Goode (2009):

        Autail g/t = -0.324-Cu*0.467+Cusol*0.450+Fe*0.157-Fesol*0.224+Au*0.204-Ag*0.003+py/en*0.00035+Cucon*0.018

        gold recoveries capped at 20-85%

3. Refractory silver recovery from tails equation from Goode (2009): Agtail = -1.4+Fe*0.9-Fesol*0.94+Ag*0.067+Cucon*0.115 silver recoveries capped at 50-90%
4. Gold fraction to concentrate from Goode(2009) Con FractionAu=0.0579+Cu*0.0733+Cusol*0.159-Fesol*0.0783+RecoveryCu Sulphide*0.00851-Cucon*0.0059
5. Silver fraction to concentrate from Goode(2009) Con FractionAg =0.387+Cu*0.0609+Cusol*0.342-Fesol*0.0746+RecoveryCu Sulphide*0.00537-Cucon*0.00214

    Pyrite:Enargite ratio

                py/en = (Fe-Fesol)/(Cu-Cusol)

    Copper grade of flotation concentrate

                Cucon = 12%

    Overall Copper Flotation Recovery

                RecoveryCu Sulphide = (Cucon*(Cu – Cusol - Cutail))/( Cucon - Cuflotation tail)) * 100

    Overall copper tailings %

                Cuflotation tail = 0.00463+ Cusulphide *0.0792+Cusol*0.0388+ Cucon *0.00049

with Au & Ag metal content. The flotation tailings, is leached in the CN leach circuit.

The process plant is located in the Arroyo Turbio Valley, at approximately 4 000 meters elevation. The plant is designed to operate 24 hours per day, 365 days per year with an operating availability of 90%.

Both the Non-Refractory and Refractory ore types are ground and washed, with the Non-Refractory ore subject to direct cyanidation only.  The washed Refractory ore is subjected to flotation with float tails then proceeding to cyanidation.  The final products from the process, available for export, are silver-rich doré bullion and a gold-silver rich (low grade) copper concentrate.  The schematic process flow sheet is shown in Figure 16-2.  The principal process stages are described in the following sections.

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Figure 16-2:  Schematic Process Flow Sheet

PASCUA LAMA O/C
ESPERANZA O/C
CRUSHER x 2
SCREEN
O/size
STOCKPILE
ORE MEDIA
PEBBLE CRUSHER x 2
PEBBLE CRUSHER x 1
AG MILL x 2
AG MILL x 1
O/F wash
CYCLONES
CYCLONES
O/F wash
BALL MILL x 2
BALL MILL x 1
distribution
THICKENER
CCD x 2
RECLAIM WATER
CCD x 2
U/F
THICKENER
O/F
O/F
O/F
U/F
O/F
LEACH
2x6 tanks
1x6 tanks
LEACH
U/F
CCD x 5
CYANIDE DETOX
ROUGHER FLOTATION
THICKENER
O/F pls
conc
distribution flotation
CLARIFY
REGRIND
POLISH
conc
DEAERATE
3 STAGE CLEANER
CLEANER SCAVENGER
seed
conc
barren
ZINC PRECIPITATION
NEUTRALISATION
cake
THICKENER
O/F
THICKENER
U/F
MERCURY RETORT
FILTER
RETREAT
slag
SMELT
BAG
Dore
TAILINGS STORAGE FACILITY
VAULT
EXPORT

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16.8.             Process Description

Primary Crushing and Overland Conveying

Run-of-mine ore is dumped by 290 mt capacity haul trucks into one of  two gyratory primary crushers of 1370 mm x 1 880 mm, each for a 45 000 t/d processing capacity 1 installed in Phase 1, the 2nd in Phase 2). The crushed product will be stored in ore silos (bin), under each crusher with 5 000 mt live capacity, 10 m diameter and 50 m high.

The overland conveyor is feed from either of the two bins in Pascua - Chile, and discharged at the coarse ore stockpile in Lama - Argentina. The overland conveyor design is for 3 000 mtph of -10” crushed material based on an operating availability of 85%. The conveyor system is composed of: belt feeders under each silo, feeding a 100 m long conveyor which discharges to a 4 930 m long regenerative downhill overland conveyor. The overland conveyor feeds a tripper, in the stock pile building at the Lama Plant site in Argentina. Approximately 3 600 m of the downhill conveyor will be underground, in a tunnel, and the remaining    1 300 m in an ARMCO steel tube.

The stockpile building consists of three storage sections. The first for NR ore, with a capacity of 32 500 live tonnes. The second for R ore, with a capacity of 16 500 live tones (equipment installed for Phase 1a), and a dedicated sector for grinding media, with a capacity of 13 300 live tonnes. Grinding media is produced as required by a grizzly screen which separates coarse material from the primary crushed ore feed to the stockpile. The total capacity of the building is 270 000 tonnes, the dead ore store can be handled with bulldozers, if needed.

Crushed Ore is removed from the stockpile by belt feeders and is conveyed to the grinding system.

Wet Grinding and Cyclone Washing

The wet grinding area is configured in three separate grinding lines. Each of the three mill lines is designed for 15 000 t/d. Two of them are used for NR ore (installed Phase 1) and the third normally for R ore (installed Phase 1a). The pebbles generated in the AG mills are crushed in dedicated pebble crushing circuits and fed back to the AG mills.

Feed to each mill line discharges to a 9.1m dia., 12.8m long (30ft x 42ft), 14 000 kW AG mill. Each AG mill discharges to a screen, the oversize is sent to the pebble crushing circuit and the undersize material is pumped to first stage cyclones. Underflow from first stage is washed in a second stage cyclone, overflow is sent to CCD Wash Circuit. Second stage cyclone overflow recirculates back to first stage cyclone feed pump box while cyclone underflow feeds the Ball  Mill. Each Ball Mill is 7.3 m dia., 10.2 m long (24 ft x 33.5 ft) with 10 500 kW drives.

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In Ball mill grinding stage lime (Phase 1 & 1a) or limestone (Phase 2) is added to raise the pH from natural pH to about pH 5. Ball mill grinding is done in a typical closed circuit loop with cyclones. Cyclone overflow reports to CCD Wash Circuit.

Wash CCD Thickening and Neutralization

Slurry from the grinding circuit is washed to remove acidic Fe & Cu soluble sulfates from the ore in one of two, three-stage CCD circuits (1 installed for Phase 1, the 2nd for phase 1A).  The wash solids from the third thickener underflow of each CCD circuit are pumped to the leach (Phase 1a) or flotation circuit (Phase 2), depending on the ore type.

The solution from the wash circuit contains the soluble metals and is pumped to the neutralization circuit, where the metals and acid are precipitated with lime or limestone into a hydroxide/gypsum sludge. The sludge is discharged to the tailings while the neutralized solution is returned to wash circuit.

Copper Flotation

Flotation is required to treat Refractory ore, in which gold and silver values are recovered with the copper sulphides and pyrite to a low copper grade, high-value precious metal content concentrate.  As enargite (Cu3AsS4) is the main copper mineral, the final concentrate contains appreciable concentrations of arsenic.

The flotation plant configuration has conventional rougher-scavenger stages which produce a high-recovery, bulk rougher concentrate.  This is ground to 80% passing 25µm in a closed, regrind mill circuit.  The reground rougher concentrate is cleaned in three stages to produce a final Cu-As-Au-Ag concentrate.  The first cleaner tails flow to a cleaner scavenger bank from which the concentrate is returned to the concentrate regrind circuit.  Tailings from the second and third cleaner stages are return to the previous cleaner stage.  The cleaner scavenger tails, together with the rougher-scavenger tails are thickened and the underflow pumped to a dedicated cyanide leaching circuit.

The final flotation concentrate is thickened and filtered to remove excess water, then put into bags and stored ready for transport to a smelter.  The copper grade targeted in the final concentrate is 12% Cu.  Marketing assessment considers this to be a complex precious metals concentrate with significant copper credits and with penalty elements (such as arsenic and mercury) that attract a charge, rather than a standard copper concentrate.  Suitable specialty smelters that can handle this combination of metals and penalty elements have been identified.

Leaching and Solution Recovery

The washed ore and flotation tailings are pre-aerated at pH 10.5 for four hours and then leached with cyanide for a total of 24 hours. The agitated leach tanks are 17.7 m diameter x 18.6 m high tanks (4350 m3 each) Three parallel leach lines, each with 6 tanks per line are included (2 lines installed in Phase 1, the 3rd

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line installed in Phase 1a).  Lime is added at the head of the circuit to assist pre-aeration and to provide protective alkalinity (pH 10.5) ahead of leaching.  Cyanide is added at the first leach tank, with downstream top-up points provided.

Discharge from leaching flows to a five stage CCD circuit for recovery of Au & Ag metals contained in the pregnant solution.  Pregnant solution in overflow from the first (upstream) CCD thickener contains soluble gold and silver recovered from the leach slurry; this reports to the Merrill Crowe circuit.  The solids in underflow from the final (downstream) CCD thickener are discharged to the cyanide destruction circuit.  Barren solution from the zinc precipitate filter in the Merrill Crowe circuit recycles to provide wash solution for the CCD circuit.

Merrill-Crowe Circuit

Pregnant solution from the CCD circuit is clarified and the overflow further treated in pressure leaf polishing filters to remove as much of the fine suspended solids as possible.  The filters operate in batch mode and are pre-coated with diatomaceous earth at the start of each cycle to assist the filter duty.

The polished pregnant solution is de-aerated in packed-bed, vacuum towers to remove dissolved oxygen, typically to less than 2mg/L.  Zinc, as fine powder in an emulsion and lead nitrate in soluble form, are added to the de-aerated pregnant solution.  In this cementation process, gold and silver are precipitated by a reduction reaction involving zinc.  The resultant precipitate is collected in filter presses.  Periodically, the filters are taken off line, air is blown through the cake to remove excess moisture, and the cake discharged onto a conveyor under the filter.  The conveyor discharges to pans and these are delivered to the mercury retort area by a motorized roller conveyor.  A fume collection and scrubber system is installed over this system to capture and collect any mercury in vapour.

Barren solution from the precipitate filter presses is returned to the final thickener in the CCD circuit as wash solution to that circuit.

Refinery Circuit

The pans of zinc precipitate are loaded into retorts which are heated to nominally 650°C to vaporize mercury from the precipitate.  This vapour is in contained within a secure system and condensed to liquid metal form.  This is collected into flasks which are stored then transported off site periodically for shipment to market.

Pans of dry, calcined precipitate are loaded into a storage bin.  On a batch basis, precipitate is fed to a flux mixer by a screw conveyor.  Flux is added in pre-set amounts and then the mix is transferred, in batches, into induction furnaces by a screw feeder.  Induction furnaces melt the fluxed precipitate.  The slag is poured off first and molten silver and gold are then poured into 7,000oz ingots, known as doré bars.  These cleaned, sampled, weighed, registered and stored in vaults prior to transport to specialist refiners of silver and gold.  An agreement with a

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refiner has been put in place which sets out the conditions upon which Refiner receives and refines the doré bars. Slag is discharged into a slag granulation launder from which the granulated slag is screened.  Gold/silver prills in the oversize and concentrate from centrifugal gravity concentration are periodically returned to the induction furnaces for re-smelting.  Gravity tailings are transported to the coarse ore stockpile as part of the feed to grinding.

Off-gases from the furnaces are passed through a bag house for dust collection..

Cyanide Destruct and Tailings Disposal

CCD final thickener underflow contains residual cyanide from the process.  This stream is treated by the well-proven and conventional air/SO2 process.  Sulphur dioxide is generated by a sulphur burner.  Lime is added to control the reaction pH to around 8.  The slurry from the cyanide destruction tanks is thickened before discharging to the TSF.  Oxygen is supplied by sparging into the reaction vessels.  Copper ion used as a catalyst for the oxidation reaction to cyanate is supplied as a copper sulphate solution.  Given the background copper levels in this process, the top-up amounts are expected to be minor.

The purpose of the air/SO2 reactor is to manage and control cyanide levels in the final tailing in accordance with International Cyanide Management Code guidelines which limit concentrations of weak acid dissociable (WAD) cyanide into a TSF to less than 50mg/L.  This is measured as a daily average concentration in the discharge, calculated on a rolling 24-hour average.  A further objective is to maintain an average annual WAD cyanide concentration in the TSF to less than 25mg/L, calculated on a rolling 12-month average.

The environmental objectives for the overall containment and management of the cyanide bearing waters and the protection of wildlife that could access these facilities are set up to be consistent with Barrick corporate standards for responsible environment management.

Reagents

Reagents used in the process are: lime, limestone, sodium cyanide, flocculent, antiscalant, flotation collector, flotation frother, diatomaceous earth, zinc powder, lead nitrate, sulphur, copper sulphate, sodium metabisulphite and (various) fluxes.

Water

Water services include: fresh water, cooling water, potable water, gland water and fire water supply and distribution systems.

Ancillary Facilities

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The Project is supported by ancillary facilities including, at the plant site, the following: offices, chemical laboratory, metallurgical laboratory, environmental laboratory, warehouse, services and maintenance shop.  The mine area has separate facilities including the following: maintenance facilities for mine trucks and mine production and mobile service equipment, explosives compound, offices, refuge, fuel tank farm, and warehouses.

Tailings and Reclaim Facilities

The TSF is located east of the processing plant in the Rio Turbio valley, at an elevation of 3,900masl.  Reclaim water is returned to the plant process water system.  Further discussion of the TSF is provided in Section 18.6.2.

Power Supply

The Project will purchase power from a public utility in Chile.  A 220kV transmission line will be constructed from a new substation to be installed on the Chilean side and interconnected to principal substations at Lama and Pascua sites.

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17.0          Mineral Resource and Mineral Reserve Estimates

17.1.             Introduction

The mineral resource and reserve estimates for the Pascua-Lama project are a joint effort of the CMN and BEASA geology staffs, Barrick South American Region Technical Services Group, Barrick Project Development Group, and the Barrick Reserves and Resources Group. Resource and reserve estimates are developed using commercially available VULCAN® software. Whittle 4X software and Gemcom are used in various capacities to assist in the design and optimization of pits.

The Pascua-Lama resource model, which includes the spatially related Pascua, Esperanza, Morro Oeste, and Penelope deposits, has evolved from the feasibility study model created in 2000. In 2003, the resource estimation was updated using new estimation parameters to improve local estimates. From 2006, resource and reserve estimation was done by NCL Consulting together with Technical Services Pascua Lama Group using the resources model update in 2003. The coordinate systems used for the Pascua-Lama model ties to the UTM coordinate system (PSAD56 – 19°S).

17.2.             Sample Database

The database used for generating the 2003 Pascua-Lama resource model was transferred from Access to Vulcan via comma-delimited text files (CSV files). The files were as follows:

nevamet0303_met_header.csv	sample collar locations

nevamet0303_met_survey.csv	sample collar and downhole surveys

nevamet0303_met_assays.csv	sample gold, silver, and copper assays

nevamet0303_met_densit.csv	sample density measurements

nevamet0303_met_litho.csv	sample lithologies

nevamet0303_met_alter.csv	sample alteration

The sample data was imported into a Vulcan Isis database for subsequent resource modeling work.  Data validation and statistical review was done using the CSV files directly. Historical and statistical summaries of the various sample types and sample campaigns contained in the database are shown in Table 17.1. The table shows the long history and the variety of sampling that has been done on the project.  The various sample types and campaigns were compared against one another to determine if any grade bias existed between the sample types. Comparisons were restricted based on the separation distance between the two

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Table 17-1: Pascua-Lama assay database summary

								Gold				Silver				Copper
Year	Prefix	Company	Sample Type	Sample Description	number	number	total	length of	mean	min	max	length of	mean	min	max	length of	mean	min	max
					of	of	length	assays				assays				assays
					“drill holes”	samples	(meters)	(meters)	(g/t)	(g/t)	(g/t)	(meters)	(g/t)	(g/t)	(g/t)	(meters)	(%)	(%)	(%)
	TS		chip channel	surface outcrop samples	194	1,754	3,550	3,527	0.90	0.05	25.60	3,523	23.05	0.50	430.0	3,485	0.01	0.01	2.08
1978	DDHA	St. Joe	diamond core	exploration holes in Argentina	6	1,382	1,534	1,478	3.18	0.00	476.00	1,478	32.03	0.00	400.0	1,462	0.00	0.00	0.00
	DDHF		diamond core	exploration holes in Argentina	3	523	580	521	2.40	0.00	217.00	521	8.56	0.00	400.0	521	0.00	0.00	0.00
	CS		chip channel	road cut samples	383	6,839	12,704	12,466	0.87	0.05	92.40	12,399	24.32	0.50	1104.0	12,430	0.01	0.01	0.91
1981	DDH	St. Joe	diamond core	exploration holes in Chile	5	485	979	976	0.35	0.05	9.69	874	5.28	2.00	179.0	901	0.04	0.00	2.88
	T675		undeground chip channel	rib and face samples 4675 level - Frontera Tunnel	119	2,069	2,036	1,998	0.58	0.00	27.80	1,998	12.93	0.00	530.0	1,998	0.13	0.00	10.30
1984	DDH-007 to DDH-026	St. Joe - Anglo JV	underground diamond core	drilling from 4360 level Alan Tunnel	19	2,266	2,478	2,478	0.42	0.10	25.00	2,478	5.44	0.50	353.0	2,478	0.02	0.01	0.47
1988	DDH	Bond	diamond core	exploration holes in Chile	11	1,111	1,099	1,098	0.50	0.05	22.40	1,098	6.36	0.50	90.0	1,098	0.02	0.01	0.89
	RDH		reverse circulation	exploration holes in Chile	8	539	540	538	0.47	0.05	29.00	538	7.09	0.50	155.0	538	0.02	0.01	0.56
	DDH		diamond core	exploration holes in Chile	10	717	728	721	0.71	0.05	9.70	721	13.61	0.00	347.0	721	0.01	0.00	0.28
1989	DTH	Bond / Lac	rotary	exploration holes in Chile	28	2,778	2,786	2,773	0.77	0.05	147.60	2,773	8.02	0.50	605.0	2,773	0.02	0.01	2.11
	SB		underground diamond core	drilling from 4675 level Esperanza	48	476	469	468	1.40	0.00	80.40	468	22.39	1.00	549.0	468	0.01	0.00	0.03
	RDH	Lac	reverse circulation	exploration holes in Chile	21	2,954	2,976	2,931	1.12	0.05	64.00	2,931	31.76	0.50	521.0	2,919	0.02	0.01	5.59
1991	RDH	Lac	reverse circulation	exploration holes in Chile	5	713	713	708	0.80	0.05	39.70	708	28.07	1.00	299.0	708	0.01	0.01	0.01
1992	RDH	Lac	reverse circulation	exploration holes in Chile	4	838	840	836	1.55	0.05	26.39	836	27.90	0.50	431.0	836	0.03	0.01	1.86
1993	DDH	Lac	diamond core	exploration holes in Chile	8	1,101	1,414	1,077	1.70	0.05	224.00	1,077	17.77	0.50	530.0	1,077	0.02	0.01	1.05
	RDH		reverse circulation	exploration holes in Chile	45	11,084	11,117	11,051	0.52	0.05	478.00	11,051	8.65	0.50	2226.0	11,051	0.02	0.00	11.10
1994	RDH	Lac	reverse circulation	exploration holes in Chile	92	22,056	22,096	22,020	0.79	0.05	4170.00	22,020	10.48	0.50	1385.0	22,020	0.02	0.01	10.00
1995	DDH	Barrick	diamond core	exploration holes in Chile	16	1,979	2,657	1,916	0.32	0.01	21.60	1,916	17.10	0.25	950.0	1,916	0.01	0.00	0.53
	RDH		reverse circulation	exploration holes in Chile	201	41,524	41,849	41,437	0.76	0.05	670.00	41,431	17.06	0.50	6369.0	41,431	0.02	0.01	6.74
	DDH-96		diamond core	exploration holes in Argentina	2	339	368	333	0.31	0.00	16.00	333	13.44	0.00	1131.7	333	0.02	0.00	0.62
1996	DDH	Barrick	diamond core	exploration holes in Chile	12	2,135	2,704	2,126	1.18	0.01	97.00	2,127	33.04	0.25	2126.0	2,127	0.13	0.00	39.00
	DDH		diamond core	drilling from 4680 level Alex Tunnel	6	436	484	479	2.50	0.05	28.70	479	18.96	0.50	227.0	479	0.26	0.01	6.88
	RDH		reverse circulation	exploration holes in Chile	149	45,170	45,310	45,045	0.79	0.01	609.00	45,042	25.75	0.25	6936.0	45,043	0.05	0.01	31.90
	DDH		diamond core	exploration holes in Chile	7	1,263	2,207	1,202	0.51	0.01	157.00	1,204	29.26	0.25	14093.0	1,204	0.03	0.00	3.62
	DDH		diamond core	drilling from 4680 level Alex Tunnel	19	4,106	4,112	4,050	1.14	0.01	214.60	4,050	9.13	0.25	538.0	4,050	0.11	0.01	16.50
1997	RDH	Barrick	reverse circulation	exploration holes in Chile	148	53,966	54,183	53,844	0.51	0.01	216.40	53,845	20.68	0.25	10265.0	53,845	0.04	0.01	7.81
	T680		undeground chip channel	rib and face samples 4680 level - Alex Tunnel	845	7,697	7,715	7,684	1.75	0.01	117.10	7,632	21.75	0.25	2474.0	7,632	0.18	0.01	13.70
	MAR		underground muck	muck samples 4810 level - Alex Tunnel	20	759	2,052	1,174	1.72	0.01	18.80	767	19.72	0.25	250.0	1,162	0.37	0.00	67.42

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Table 17 1: Pascua-Lama assay database summary (cont)

								Gold				Silver				Copper
Year	Prefix	Company	Sample Type	Sample Description	number	number	total	length of	mean	min	max	length of	mean	min	max	length of	mean	min	max
					of	of	length	assays				assays				assays
					“drill holes”	Samples	(meters)	(meters)	(g/t)	(g/t)	(g/t)	(meters)	(g/t)	(g/t)	(g/t)	(meters)	(%)	(%)	(%)
	DDH-98		diamond core	exploration holes in Argentina	11	2,990	3,312	3,301	0.41	0.00	26.40	3,301	2.42	0.10	550.0	3,301	0.06	0.00	7.18
	DDH-L		underground diamond core	short test drilling from 4680 level Alex Tunnel	12	240	240	240	1.30	0.03	22.34	240	13.19	0.50	120.0	240	0.18	0.01	7.72
	DDH		diamond core	exploration holes in Chile	17	3,744	5,639	3,660	1.07	0.01	176.00	3,660	56.42	0.25	1912.0	3,660	0.07	0.00	22.90
1998	DDH	Barrick	diamond core	drilling from 4680 level Alex Tunnel	59	18,750	18,765	18,381	0.96	0.01	357.00	18,383	21.61	0.25	8546.0	18,383	0.10	0.00	16.30
	RDH-98		reverse circulation	exploration holes in Argentina	101	34,932	34,932	34,929	0.21	0.00	56.98	34,929	4.37	0.00	1110.0	34,929	0.09	0.00	17.50
	RDHP		reverse circulation	exploration holes in Argentina	10	4,004	4,010	3,993	0.48	0.05	232.00	3,992	35.41	0.50	2720.0	3,996	0.04	0.01	5.51
	RDH		reverse circulation	exploration holes in Chile	74	27,577	27,692	27,481	0.35	0.01	118.00	27,482	17.36	0.25	10028.0	27,482	0.03	0.00	5.08
	T680		undeground chip channel	rib and face samples 4680 level - Alex Tunnel	684	5,518	5,557	5,485	0.96	0.00	115.00	5,491	20.93	0.05	3595.0	5,491	0.09	0.00	12.40
	DDH-99		diamond core	exploration holes collared in Argentina	68	17,555	21,188	20,205	0.31	0.00	310.33	20,205	10.71	0.00	2554.1	20,205	0.06	0.00	21.52
	DDH		diamond core	exploration holes in Chile	10	3,067	3,159	3,025	0.62	0.00	46.01	3,025	22.67	0.05	1977.0	3,025	0.04	0.00	9.03
1999	DDH	Barrick	diamond core	drilling from 4680 level Alex Tunnel	69	22,824	22,873	22,449	0.53	0.00	67.91	22,449	21.72	0.05	11511.0	22,447	0.06	0.00	12.52
	RDH-99		reverse circulation	exploration holes in Argentina	138	36,423	36,432	36,415	0.29	0.00	921.80	36,415	8.22	0.00	4500.0	36,415	0.06	0.00	13.97
	RDH		reverse circulation	exploration holes in Chile	32	10,082	10,092	10,053	0.19	0.01	193.63	10,053	3.56	0.25	800.0	10,053	0.02	0.00	5.22
	DDH-00		diamond core	exploration holes collared in Argentina	88	21,273	25,990	24,783	0.30	0.00	232.54	24,783	14.63	0.00	1192.1	24,783	0.06	0.00	11.90
	DDH		diamond core	exploration holes in Chile	14	4,683	4,626	4,543	0.31	0.00	34.81	4,540	7.88	0.25	559.0	4,540	0.01	0.00	4.17
	DDH		diamond core	drilling from 4680 level Alex Tunnel	50	17,092	17,559	16,739	0.81	0.00	170.73	16,743	25.02	0.05	8807.0	16,743	0.08	0.00	16.38
2000	RDH-00	Barrick	reverse circulation	exploration holes in Argentina	99	20,369	20,394	20,360	0.06	0.00	49.90	20,360	2.87	0.00	1535.5	20,360	0.02	0.00	9.32
	RDH-E		reverse circulation	hydrology drilling	24	1,588	1,594	1,584	0.11	0.00	10.00	1,581	2.21	0.05	36.2	1,581	0.02	0.00	1.44
	RDH		reverse circulation	exploration holes in Chile	17	5,854	6,096	5,839	0.14	0.01	20.86	5,839	3.87	0.05	550.0	5,839	0.01	0.00	3.40
	RDG		reverse circulation	condemnation drilling Rio Turbio valley	44	3,674	6,945	2,587	0.01	0.00	0.36	2,587	0.32	0.00	4.9	2,587	0.00	0.00	0.18
	DDH-01		diamond core	exploration holes in Argentina	12	3,235	4,105	3,900	0.13	0.00	9.45	3,900	8.08	0.10	317.1	3,900	0.00	0.00	0.65
2001	RDH	Barrick	reverse circulation	exploration holes in Chile	10	3,153	3,160	3,150	0.10	0.00	7.37	3,150	2.21	0.10	109.2	3,150	0.01	0.00	0.44
	T810		undeground chip channel	rib and face samples 4810 level - Alex Tunnel	137	1,119	1,188	1,173	2.16	0.01	62.27	1,174	102.09	0.40	1686.0	1,174	0.03	0.00	1.21
				chip channel	577	8,593	16,254	15,992	0.87	0.05	92.40	15,921	24.04	0.50	1104.0	15,915	0.01	0.01	2.08
				diamond core	300	67,582	82,288	74,865	0.48	0.00	476.00	74,764	15.58	0.00	14093.0	74,774	0.05	0.00	39.00
				reverse circulation	1,222	326,500	330,971	324,801	0.48	0.00	4170.00	324,790	14.30	0.00	10265.0	324,783	0.04	0.00	31.90
Totals				rotary	28	2,778	2,786	2,773	0.77	0.05	147.60	2,773	8.02	0.50	605.0	2,773	0.02	0.01	2.11
				undeground chip channel	1,785	16,403	16,496	16,340	1.37	0.00	117.10	16,295	26.18	0.00	3595.0	16,295	0.13	0.00	13.70
				underground diamond core	282	66,190	66,980	65,284	0.78	0.00	357.00	65,290	21.09	0.05	11511.0	65,288	0.08	0.00	16.50
				underground muck	20	759	2,052	1,174	1.72	0.01	18.80	767	19.72	0.25	250.0	1,162	0.37	0.00	67.42
				all sample types	4,214	488,805	517,827	501,230	0.57	0.00	4170.00	500,600	16.05	0.00	14093.0	500,990	0.05	0.00	67.42

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samples being compared. The results are shown in Figures 17-1 through 17-8 and discussions of each comparison follow below.

Diamond Core vs. Reverse Circulation

Gold grades from diamond core samples were compared to reverse circulation (RC) samples after creating uniform length composites one meter in length. The samples were restricted to those samples with down-hole surveys. Initial comparisons showed a 10-15% bias between core and RC samples, the RC being higher grade (Figure 17-1).

Figure 17-1:  Gold distribution comparison: Core vs. RC - 1m composites

	gold cutoff 0.00 g/t			gold cutoff 0.20 g/t			gold cutoff 1.00 g/t			gold cutoff 2.00 g/t
	Total	Gold		Total	Gold		Total	Gold		Total	Gold
	(meters)	(g/t)	(g/t*meters)	(meters)	(g/t)	(g/t*meters)	(meters)	(g/t)	(g/t*meters)	(meters)	(g/t)	(g/t*meters)
Core	4,259	0.70	2,966	1,907	1.49	2,840	645	3.50	2,259	343	5.34	1,831
RC	4,259	0.88	3,731	2,137	1.69	3,620	749	4.02	3,014	386	6.50	2,510
Difference	0.0%	25.8%	25.8%	12.1%	13.7%	27.5%	16.1%	14.9%	33.4%	12.5%	21.9%	37.1%

A similar relationship has been observed by Barrick in other deposits, Pierina, Veladero, and Lagunas Norte.  In addition to the core-RC grade bias, diamond core gold grades at these three deposits show a fairly consistent trend with respect to core recovery, namely that as the core recovery decreases the gold grade increases. The core gold grades at these three deposits have also been shown to be biased low relative to actual production data. The bias is likely caused by gold being washed out of the core samples during drilling. This washing effect increases in more fractured zones where core recovery is reduced.

Figure 17-2 summarizes core gold grades from Pascua at varying core recovery. The figure shows a strong tendency for gold grade to increase with decreasing core recovery. The bias between RC and core samples at Pascua is likely caused by gold being lost to the drilling fluids during core drilling. The material lost is likely even higher grade than the remaining material and represents an opportunity for actual grades to be higher than are predicted from the core.

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Figure 17-2:  Gold grade vs. core recovery - 1m composites

Diamond Core vs. Rotary

Gold grades from diamond core samples were compared to rotary samples after creating uniform length composites one meter in length. Since the hole depths for the rotary holes were only 100 meters, the core was not restricted by down hole surveys. The comparison is shown in Figure 17-3 and shows a significant bias,

Figure 17-3:  Gold distribution comparison: Rotary vs. Core - 1m composites

	gold cutoff 0.00 g/t			gold cutoff 0.20 g/t			gold cutoff 1.00 g/t			gold cutoff 2.00 g/t
	Total	Gold		Total	Gold		Total	Gold		Total	Gold
	(meters)	(g/t)	(g/t*meters)	(meters)	(g/t)	(g/t*meters)	(meters)	(g/t)	(g/t*meters)	(meters)	(g/t)	(g/t*meters)
Rotary	227	0.55	124	148	0.80	118	38	1.90	72	11	3.35	37
Core	227	0.86	196	186	1.03	192	59	2.29	135	21	4.07	86
Difference	0.0%	58.1%	58.1%	25.7%	29.2%	62.4%	55.3%	20.3%	86.7%	90.9%	21.4%	131.7%

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With the rotary hole gold grades being 40-50 percent lower than the core. To provide additional grade data points the rotary holes were not removed. This likely produces resource grades that are low in the area of the rotary drilling.

Diamond Core vs. Surface Chip Channels

Gold grades from diamond core samples were compared to surface chip samples from road cuts and surface outcrops after creating uniform length composites two meters in length. The core was not restricted by down hole surveys. The comparison is shown in Figure 17-4 and shows no significant bias. The surface chip samples were therefore included for the resource model block grade estimates.

Figure 17-4:  Gold distribution comparison: Rotary vs. Core - 1m composites

	gold cutoff 0.00 g/t			gold cutoff 0.20 g/t			gold cutoff 1.00 g/t			gold cutoff 2.00 g/t
	Total	Gold		Total	Gold		Total	Gold		Total	Gold
	(meters)	(g/t)	(g/t*meters)	(meters)	(g/t)	(g/t*meters)	(meters)	(g/t)	(g/t*meters)	(meters)	(g/t)	(g/t*meters)
Surface Chip Channels	240	0.88	211	146	1.40	204	48	3.24	155	34	4.00	136
Core	240	0.86	207	158	1.28	203	52	3.00	156	24	5.10	122
Difference	0.0%	-1.8%	-1.8%	8.3%	-8.4%	-0.8%	8.3%	-7.5%	0.2%	-29.4%	27.4%	-10.1%

Diamond Core vs. Underground Chip Channels

Gold grades from diamond core samples were compared to underground chip samples from the Alex, Maria, Frontera, and Met tunnels after creating uniform length composites one meter in length. The core was restricted to include only those composites that were located by down hole surveys. The comparison is shown in Figure 17-4 and shows a slight bias, the underground chip samples grades being about 5 percent higher than the core grades.  A similar low bias in the core samples relative to reverse circulation samples was already observed and was considered to be caused by gold loss in the core samples. A similar and smaller bias relative to the underground chip channels was reasonable. The

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underground chip channels were therefore included for the resource model block grade estimates.

Figure 17-5:  Gold distribution comparison: UG Chip Channels vs. Core -  1m composites

	gold cutoff 0.00 g/t			gold cutoff 0.20 g/t			gold cutoff 1.00 g/t			gold cutoff 2.00 g/t
	Total	Gold		Total	Gold		Total	Gold		Total	Gold
	(meters)	(g/t)	(g/t*meters)	(meters)	(g/t)	(g/t*meters)	(meters)	(g/t)	(g/t*meters)	(meters)	(g/t)	(g/t*meters)
Underground Chip Channels	1,491	1.64	2,438	1,102	2.18	2,406	554	3.86	2,138	302	5.89	1,780
Core	1,491	1.56	2,322	1,009	2.27	2,286	468	4.32	2,023	275	6.34	1,743
Difference	0.0%	-4.8%	-4.8%	-8.4%	3.8%	-5.0%	-15.5%	12.0%	-5.4%	-8.9%	7.6%	-2.1%

Underground Chip Channels vs. Underground Muck Grabs

Gold grades from underground chip samples were compared to underground muck grap samples from the Alex tunnel after creating uniform length composites three meters in length. The comparison is shown in Figure 17-6 and shows no significant bias. The underground muck samples were included in the grade estimates.

Figure 17-6:  Gold distribution comparison: UG Channels vs. UG Mucks - 3m composites

	gold cutoff 0.00 g/t			gold cutoff 0.20 g/t			gold cutoff 1.00 g/t			gold cutoff 2.00 g/t
	Total	Gold		Total	Gold		Total	Gold		Total	Gold
	(meters)	(gt)	(g/t*meters)	(meters)	(gt)	(g/t*meters)	(meters)	(gt)	(g/t*meters)	(meters)	(gt)	(g/t*meters)
Underground Chip Channels	684	1.68	1,146	546	2.08	1,133	288	3.54	1,020	198	4.41	872
Undergournd Muck Grabs	684	1.72	1,174	546	2.13	1,160	357	2.96	1,058	246	3.64	895
Difference	0.0%	2.4%	2.4%	0.0%	2.4%	2.4%	24.0%	-16.3%	3.7%	24.2%	-17.5%	2.5%

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Locations of the various sample sets used for the resource model block grade estimates are shown on Figures 17-7 through 17-11.

Figure 17-7: Reverse Circulation Drill Locations

Figure 17-8: Surface Diamond Core Drill Locations

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Figure 17-9: Underground Diamond Core Drill Locations

Figure 17-10: Surface Chip Channel Locations

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Figure 17-11: Underground Sample Locations

17.3.             Geologic Model

To develop a geologic model of the Pascua area, raw sample data were plotted on vertical cross sections oriented east-west. Sections were constructed every 24 meters.  Combined with surface and underground mapping, the sectional samples information was used to develop three sets of boundaries, lithology, structure and alteration.

The raw data and sectional interpretations were than posted in plan every thirty meters and re-interpreted. The thirty-meter sectional interpretations were linked to create final solids and surfaces.

Gold, silver, and copper mineralization was also interpreted on section and plan by constructing grade envelopes as follows:

Gold > = 0.40 gram/tonne

Silver > = 30 gram/tonne

Copper > = 0.05 percent

Interpretation of the grade envelopes was strongly influenced by the structural and alteration boundaries. Figure 17-12 illustrates an example of a 0.40 g/t gold envelope drawn at the 4690 level.

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The lithology and alteration solids were loaded into a block model measuring 8m x 8m x 8m. Owing to the detail of the gold and silver grade envelopes, they were loaded into 4m x 4m x 4m blocks.

Figure 17-12: 0.4 g/t Gold Envelope – 4690 Elevation

Because of the complex geometry and distribution of gold and silver grades, internal waste zones within the gold envelopes were also modeled and extruded vertically to represent internal dilution. An iterative series of interpolation runs were performed in order to define the mineralized and waste blocks on 4-meter levels between the 30-meter levels and at a detail equivalent to that on the hand-interpreted levels. Using these interpolated envelopes, a full three-dimensional model of the gold and silver envelopes was created. Often referred to as the “pickup-sticks” model, the blocks within these envelopes were then used for gold and silver grade estimation.

A computer routine was developed to calculate directional gold grade continuity for each model block within the gold “pick-up sticks model” along each of eight major mineralized structural trends. These trends were used to create tight anisotropic search strategies for block grade estimation. In addition to defining the direction of preferential continuity, the routine determined if a block was at a structural intersection where cross-cutting relationships were used to determine the appropriate grade interpolation geometry.  The routine also identified areas containing complex stockwork or hydrothermal breccias. In these cases gold grade estimates were not tightly directionally controlled.  Directional assignments were made to each model block.  An example of the directional block assignments is shown in Figure 17-13.

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17.4.             Mineral Resource Estimation

Gold grades were estimated for each 4m x 4m x 4m block inside the grade envelopes, using multiple passes and respecting directional controls. Gold grades were estimated by the inverse distance cubed method using multiple passes with each run using progressively longer search ranges.  Once the gold grade for a block was estimated it was not over written by subsequent estimation runs.  The same composite selection criterion that was used in previous model estimates was also used for the October 2003 model.  Blocks inside of the gold zone were estimated with a maximum of three composites with the added constraint that only one composite was allowed from each drill hole.  Composites above a 0.40 g/t gold cutoff grade that were located outside of the gold zone shape were also eligible to be used to estimate gold grades for blocks that were located inside of the gold envelope.

Figure 17-13: 0.4 g/t Gold Envelope Directional Assignments– 4690 Elevation

Gold grades were estimated in a hierarchical manner starting with the milled core of Breccia Central working out towards the outer portions of the breccias body, then for blocks with well-defined directional continuity, then for blocks within blobs that also have a strong directional component.  A series of three runs were run for each grouping that used different search ranges.  The anisotropy ratio for the milled core and outer breccia ring units was set at 1:1:1.  For all of the other units that were estimated an anisotropy ratio of 1.00:0.50:0.75 for the major, minor, and vertical axes, respectively.  This gave more weight to samples along the trend and secondarily to samples up and down dip.

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Table 17-2 summarizes all of the gold estimation parameters. The use of distinct anisotropies resulted in a number of blocks that were not estimated because no composites could be found in the relatively narrow search ellipses.  BEASA filled these blocks with grades by widening the search.  This resulted in generating more inferred resource material than the June 2003 model.  Table 17-3 summarizes the parameters that were used for filling in block grades.

A series of nearest neighbor or polygonal estimation runs were then executed using the same parameters as those shown in Table 17-3 and Table 17-4 for the sole purpose of capturing the distance to the closest drill hole composite. Figure 17-14 shows block gold grades from the 4m x 4m x 4m model.

Figure 17-14: 4x4x4m Block Gold Grades– 4690 Elevation

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Table 17-2: Gold Estimation Parameters

Estimated Group	Search Ranges (m)			Major Axis Orientation	Anisotropy Ratio			Blob Code	ISDIR Code
	Major	Minor	Vertical		Major	Minor	Vertical
Breccia Cental Milled Core	4	4	4	295	1.00	1.00	1.00	3	0
	50	30	50	295	1.00	1.00	1.00	3	0
	100	60	100	295	1.00	1.00	1.00	3	0
Breccia Cental Outer Ring	4	4	4	295	1.00	1.00	1.00	2	0
	50	30	50	295	1.00	1.00	1.00	2	0
	100	60	100	295	1.00	1.00	1.00	2	0
Strong Anisotropy Breccia Cental Trend	4	4	4	0	1.00	1.00	1.00	0	1
	50	30	50	0	1.00	0.50	0.75	0	1
	100	60	100	0	1.00	0.50	0.75	0	1
Strong Anisotropy Frontera Trend	4	4	4	15	1.00	1.00	1.00	0	2
	50	30	50	15	1.00	0.50	0.75	0	2
	100	60	100	15	1.00	0.50	0.75	0	2
Strong Anisotropy Esperanza Trend	4	4	4	25	1.00	1.00	1.00	0	3
	50	30	50	25	1.00	0.50	0.75	0	3
	100	60	100	25	1.00	0.50	0.75	0	3
Strong Anisotropy Raul Trend	4	4	4	45	1.00	1.00	1.00	0	4
	50	30	50	45	1.00	0.50	0.75	0	4
	100	60	100	45	1.00	0.50	0.75	0	4
Strong Anisotropy Unnamed Trend	4	4	4	60	1.00	1.00	1.00	0	5
	50	30	50	60	1.00	0.50	0.75	0	5
	100	60	100	60	1.00	0.50	0.75	0	5
Strong Anisotropy Pascua Trend	4	4	4	115	1.00	1.00	1.00	0	6
	50	30	50	115	1.00	0.50	0.75	0	6
	100	60	100	115	1.00	0.50	0.75	0	6
Strong Anisotropy David Trend	4	4	4	135	1.00	1.00	1.00	0	7
	50	30	50	135	1.00	0.50	0.75	0	7
	100	60	100	135	1.00	0.50	0.75	0	7
Strong Anisotropy Pedro Trend	4	4	4	170	1.00	1.00	1.00	0	8
	50	30	50	170	1.00	0.50	0.75	0	8
	100	60	100	170	1.00	0.50	0.75	0	8
Inside Blob Breccia Central Trend	4	4	4	0	1.00	1.00	1.00	1	1
	50	30	50	0	1.00	0.50	0.75	1	1
	100	50	75	0	1.00	0.50	0.75	1	1
Inside Blob Frontera Trend	4	4	4	15	1.00	1.00	1.00	1	2
	50	30	50	15	1.00	0.50	0.75	1	2
	100	50	75	15	1.00	0.50	0.75	1	2
Inside Blob Esperanza Trend	4	4	4	25	1.00	1.00	1.00	1	3
	50	30	50	25	1.00	0.50	0.75	1	3
	100	50	75	25	1.00	0.50	0.75	1	3
Inside Blob Raul Trend	4	4	4	45	1.00	1.00	1.00	1	4
	50	30	50	45	1.00	0.50	0.75	1	4
	100	50	75	45	1.00	0.50	0.75	1	4
Inside Blob Unnamed Trend	4	4	4	60	1.00	1.00	1.00	1	5
	50	30	50	60	1.00	0.50	0.75	1	5
	100	50	75	60	1.00	0.50	0.75	1	5
Inside Blob Pascua Trend	4	4	4	115	1.00	1.00	1.00	1	6
	50	30	50	115	1.00	0.50	0.75	1	6
	100	50	75	115	1.00	0.50	0.75	1	6
Inside Blob David Trend	4	4	4	135	1.00	1.00	1.00	1	7
	50	30	50	135	1.00	0.50	0.75	1	7
	100	50	75	135	1.00	0.50	0.75	1	7
Inside Blob Pedro Trend	4	4	4	170	1.00	1.00	1.00	1	8
	50	30	50	170	1.00	0.50	0.75	1	8
	100	50	75	170	1.00	0.50	0.75	1	8

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Table 17-3: Directional Fill Parameters – Gold

Estimated Group	Search Ranges (m)			Major Axis Orientation	Anisotropy Ratio			Blob Code	ISDIR Code
	Major	Minor	Vertical		Major	Minor	Vertical
First Pass
Breccia Central	100	30	75	0	1.00	0.50	0.75	0	1
Frontera Trend	100	30	75	15	1.00	0.50	0.75	0	2
Esperanza Trend	100	30	75	25	1.00	0.50	0.75	0	3
Raul Trend	100	30	75	45	1.00	0.50	0.75	0	4
Unnamed Trend	100	30	75	60	1.00	0.50	0.75	0	5
Pascua Trend	100	30	75	115	1.00	0.50	0.75	0	6
David Trend	100	30	75	135	1.00	0.50	0.75	0	7
Pedro Trend	100	30	75	170	1.00	0.50	0.75	0	8
Second Pass
Breccia Central	200	30	150	0	1.00	0.50	0.75	0	1
Frontera Trend	200	30	150	15	1.00	0.50	0.75	0	2
Esperanza Trend	200	30	150	25	1.00	0.50	0.75	0	3
Raul Trend	200	30	150	45	1.00	0.50	0.75	0	4
Unnamed Trend	200	30	150	60	1.00	0.50	0.75	0	5
Pascua Trend	200	30	150	115	1.00	0.50	0.75	0	6
David Trend	200	30	150	135	1.00	0.50	0.75	0	7
Pedro Trend	200	30	150	170	1.00	0.50	0.75	0	8

The October 2003 model used the same method for estimating grades outside of the gold zone envelopes as the June 2003 model.  Waste gold grades were estimated for blocks with an “auzonef” code of 0 using composites that were back tagged with that same code.  A three-pass inverse distance cubed strategy that used successively longer search ranges was used.  The key parameters are outlined in Table 17-3.

Table 17-4: Waste Gold Grade Estimation Parameters

Estimation Pass	Search Distance (m)			Number of Composites			Anisotropy Weighting
	X	Y	Z	Min	Max	Max/Hole	X	Y	Z
1	4	4	4	1	8	8	1	1	1
2	50	25	50	1	3	1	1	2	1
3	100	100	100	1	5	2	1	1	1

Silver grades were estimated using a similar approach. A 4x4x4m block model of the 30 g/t silver grade envelope was created.  Directional controls were not so rigorously applied as described for the gold model. Table 17-4 summarizes the silver estimation parameters.

Table 17-5: Silver Grade Estimation Parameters

Estimation Group	Search Ranges			Search Orientation			Number of Composites			Anisotropy Weighting
	Major	Minor	Vert.	Major	Minor	Vert.	Min.	Max	Max/dh	Major	Minor	Vert.
Inside Zone Pass 1	4	4	4	na	na	na	1	8	1	1	1	1
Inside Zone Pass 2	50	25	50	0,0	90,0	0,-90	1	3	1	1	0.5	1
Inside Zone Pass 3	100	100	100	na	na	na	1	3	1	1	1	1
Outside Zone Pass 1	100	100	100	na	na	na	1	5	2	1	1	1

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17.5.             Block Regularization

Dilution and ore loss studies were done starting with the 4m x 4m x 4m resource model as the underlying grade model.  Based on the trade off of mining cost savings/productivity versus dilution and ore loss, a final selective mining unit (SMU) of 16m x 16m x 16m was chosen.

Gold and silver grades from sixty-four 4m x 4m x 4m blocks were averaged into a single 16m x 16m x 16m block.  In addition to gold and silver grades, the distance to the closest composite used to estimate each 4-meter block was also regularized.  Indicator flags (0’s and 1’s) were also set in the 4-meter blocks so that the percentage of regularized block above certain cutoff grades would be known.

17.6.             Density

Insitu density values were assigned to the model blocks based on alteration type.  Table 17-6 summarizes the density values that were used.

Table 17-6 Density Values

Alteration Type	Model Code	SG	% of Total
Default	0	2.52	33.1%
Unaltered	1	2.50	3.5%
Propylitic	2	2.50	8.3%
Illite	4	2.57	19.7%
Illite-Smectite	5	2.57	5.0%
Kaolinite	6	2.58	1.7%
Dickite	7	2.58	3.5%
Pyrophyllite	8	2.58	2.9%
Alunite	9	2.55	11.0%
Jarosite	10	2.53	5.1%
Silica	11	2.47	3.8%
Opaline Silica	12	2.47	0.0%
Steam Heated	13	2.29	1.4%
AK Overprint	14	2.29	1.0%

17.7.             Resource Classification

The resource model blocks were classified based on the distance to the nearest sample data.  In addition to distance to data, resource classification was also based on a net revenue function where four basic cases were evaluated:

•                  Gold and silver revenue were each greater than mining + processing costs

•                  Only gold generated positive net revenue

•                  Only silver generated positive net revenue

•                  Both gold and silver were required to generate positive net revenue

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The metal or metals that were required to generate positive net revenue determined what sample data distances were checked to determine final block classification. In cases where both gold and silver grades were required to generate a positive net revenue, the distances to both gold and silver data were checked and the “worst” category was assigned to the block. If either metal alone generated positive net revenue, both distances were also checked and the “best” category was assigned.

Table 17-7 summarizes the distances that were used for defining each resource category.

Table 17-7 Resource Classification Parameters

Resource Category	Model Code	Blocks Inside Au & Ag Zones		Ag Blocks Outside of Silver Zone
		Distance to Data (m)		Distance to Data (m)
		Min	Max	Min	Max
Measured	1	0	8	n/a	n/a
Indicated	2	8	60	0	30 [2]
Inferred	3	60	200 [1]	30	200 [1]
Undefined [3]	0	0	200 [1]	0	200 [1]

1  Blocks located inside of the Au or Ag shape and were not classifided as measured or indicated were estimated with long ranges to fill the shape and were then classifed as inferred resources.

2  High-grade silver blocks that were located outside of the silver zone that generated positive reveune that were within 30 meters of data were classified as indicated resources. This was only done for silver, not gold.

3  Reserved for unestimated blocks and/or uneconomic blocks

17.8.             Metallurgical Model

The metallurgical model was constructed using a block size of 8m x 8m x 8m.  Because the metallurgical ore types are based on the cutoff grades of five elements or solubility components, an indicator approach was chosen to define populations above and below the cutoff grades that were used for making metallurgical ore type assignments. Table 17-8 shows the indicator cutoff grades that were used to define the two populations for each element (i.e. populations below and above the indicator cutoff).

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Table 17-8: Metallurgical Indicator Cutoffs

Metallurgical Parameter	Indicator Cutoff Grade
Sulfide Sulfur	3.000%
Soluble Iron	0.750%
Total Copper	0.040%
Acid Soluble Copper	0.030%
Cyanide Soluble Copper	0.030%
Arsenic	0.019%
Mercury	4.7 ppm

Metallurgical grades were estimated using an indicator approach that defined two populations based on a cutoff grade.    The 0/1 indicators were set in the composite file for each constituent based on the metallurgical thresholds as shown in Table 17-9.  Indicator fields were interpolated using a two-pass inverse distance squared estimation strategy.  For all values except copper, an isotropic search strategy was used for selecting eligible composites for each interpolation.  Table 17-9 summarizes the search and composite selection criteria that were used for estimating the indicators.

Table 17-9: Metallurgical Estimation Parameters

Estimation Pass	Range (m)	Composite Selection
		Min	Max	Max/hole
First	75	2	5	2
Second	150	3	8	3

After the indicators were estimated, the blocks were flagged into two populations depending upon whether the indicator value was less than or greater or equal to 0.50.  The metallurgical composites were then back tagged with the flag code.  Metallurgical grades were then estimated for each of the flagged populations using a two-pass inverse distance squared strategy.  The same isotropic search distances and composite selection criteria that were used for estimating the indicators were also used for estimating metallurgical grades as shown in Table 17-9.

Copper grades were estimated using a multiple pass estimation strategy as shown below (Table 17-10):

Table 17-10: Copper Grade Estimation Parameters

Estimation Group	Search Ranges			Search Orientation			Number of Composites			Anisotropy Weighting
	Major	Minor	Vert.	Major	Minor	Vert.	Min.	Max	Max/dh	Major	Minor	Vert.
Inside Zone Pass 1	30	15	15	120,0	30,0	30,-90	1	3	1	1	1	1
Inside Zone Pass 2	60	30	30	120,0	30,0	30,-90	2	3	1	1	1	1
Inside Zone Pass 3	120	60	60	120,0	30,0	30,-90	2	3	1	1	1	1
Inside Zone Pass 4	200	100	100	120,0	30,0	30,-90	2	3	1	1	1	1
Inside Zone Pass 5	200	200	200	120,0	30,0	30,-90	1	3	1	1	1	1
Outside Zone Pass 1	100	100	100	120,0	30,0	30,-90	1	3	1	1	1	1
Outside Zone Pass 2	100	100	100	120,0	30,0	30,-90	2	3	1	1	1	1
Outside Zone Pass 3	100	100	100	120,0	30,0	30,-90	2	3	1	1	1	1

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Acid soluble and cyanide soluble copper were particularly important in defining the various metallurgical ore types. Soluble copper data were available only in a supplemental data set consisting of about 27,000 samples.  All samples were assayed for total copper.  Total and acid soluble copper grades were estimated into 8m x 8m x 8m blocks using the supplemental assay data.  Then the ratio of soluble copper over total copper was calculated and stored in the model blocks.  Acid soluble grades were set equal to total copper grades for those blocks in which the estimated acid soluble grade exceeded the total copper grade.  This insured that the acid soluble ratio was never greater than 100%.  Then total copper was estimated into the same blocks using the exhaustive total copper data set.  A final acid soluble grade was calculated by multiplying the aforementioned ratio by the exhaustive total copper grade.  The cyanide soluble grade was then calculated by subtracting the final acid soluble grade from the exhaustive total copper grade.  This method assured that the copper grades were normalized relative to an original total copper head grade.  Finally, the blocks model were classified into the four metallurgical types including; Non Refractory, Non Refractory-Wash, Refractory Sulphide-Enargite and Refractory Sulphide-Pyrite. About 71% of the measured and indicated resources inside the pit are Non-Refractory.

17.9.             Mineral Resource and Mineral Reserve Statements

Pascua Lama mineral reserves and resources were established using gold price of US$ 1,000/oz and US$1,200/oz respectively. Reserves cutoff grade was calculated at 0.00 $/t net profit. The Mineral Resources were also reported at 0.0 $/t net profit.  The Mineral Reserves were estimated based on Mine Plan, generated with ice field restriction (Toro 1, Toro 2 and Esperanza). Mineral Reserves and Resources are stated in metric units. The Mineral Resources were estimated based on a Whittle pit shell generated without ice field restriction. Ore deposits named The Morro, Lama and Penelope were included in the Mineral Resources Estimation. All mineral resources exclude mineral reserves.

As was mentioned in the introduction; approximately 54.4 Mtonnes of ore were sterilized due to the mine strategy which was used.

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Table 17-11: Pascua-Lama Mineral Reserves

	Proven							Probable							Proven and Probable
	Tonnes X1000	Gold		Silver		Copper		Tonnes X1000	Gold		Silver		Copper		Tonnes X1000	Gold			Silver			Copper
		(gm/t)	Ozs	(gm/t)	Ozs	(%)	Lbs		(gm/t)	Ozs	(gm/t)	Ozs	(%)	Lbs		(gm/t)	Ozs	Rcv%	(gm/t)	Ozs	Rcv %	(%)	Lbs	Rcv %
Esperanza NR	6,460	1.918	398	41.95	8,713	0.010	1,476	17,405	1.512	846	32.64	18,267	0.010	4,012	23,865	1.622	1,244	91.7%	35.16	26,980	63.2%	0.010	5,488	0%
Esperanza REF	418	3.966	53	5.28	71	0.072	662	523	2.145	36	5.60	94	0.053	610	942	2.953	89	78.3%	5.46	165	87.1%	0.061	1,272	79.2%
Pascua NR	20,537	1.342	886	66.66	44,012	0.032	14,632	222,534	1.188	8,502	57.32	410,127	0.027	133,660	243,071	1.201	9,388	89.5%	58.11	454,139	79.5%	0.028	148,292	0%
Pascua REF	11,953	2.140	822	56.64	21,767	0.252	66,468	104,757	1.871	6,300	50.01	168,443	0.189	436,155	116,709	1.898	7,123	81.0%	50.69	190,209	89.1%	0.195	502,622	82.1%
Total	39,368	1.706	2,160	58.91	74,563	0.096	83,237	345,220	1.413	15,685	53.78	596,932	0.075	574,437	384,587	1.443	17,844	86.2%	54.31	671,495	81.6%	0.078	657,674	62.9%

Table 17-12: Pascua-Lama Mineral Resources Exclusive of Reserves

	Measured							Indicated							Measured & Indicated
	Tonnes X1000	Gold		Silver		Copper		Tonnes	Gold		Silver		Copper		Tonnes	Gold		Silver		Copper
		(gm/t)	Ozs	(gm/t)	Ozs	(%)	Lbs	X1000	(gm/t)	Ozs	(gm/t)	Ozs	(%)	Lbs	X1000	(gm/t)	Ozs	(gm/t)	Ozs	(%)	Lbs
Esperanza NR	12,076	1.037	402	23.03	8,940	0.018	4,841	121,231	0.753	2,934	24.20	94,317	0.021	55,936	133,307	0.778	3,337	24.09	103,257	0.021	60,776
Esperanza REF	5,433	1.207	211	33.37	5,828	0.181	21,720	63,564	1.059	2,165	26.85	54,878	0.127	178,145	68,996	1.071	2,375	27.37	60,706	0.131	199,866
Pascua NR	539	2.821	49	5.24	91	0.012	142	6,511	2.143	449	6.48	1,357	0.014	1,952	7,050	2.195	497	6.39	1,447	0.013	2,094
Pascua REF	58	2.235	4	3.13	6	0.165	209	686	2.131	47	7.59	167	0.115	1,738	744	2.139	51	7.24	173	0.119	1,947
Total	18,104	1.145	666	25.54	14,865	0.067	26,912	191,993	0.906	5,594	24.42	150,720	0.056	237,771	210,097	0.927	6,261	24.51	165,585	0.057	264,684

	Inferred
	Tonnes X1000	Gold		Silver		Copper
		(gm/t)	Ozs	(gm/t)	Ozs	(%)	Lbs
Esperanza NR	20,244	1.127	733	14.11	9,187	0.029	12,789
Esperanza REF	8,996	1.524	441	18.96	5,484	0.086	17,149
Pascua NR	54	2.354	4	3.15	5	0.015	18
Pascua REF
Total	29,294	1.251	1,178	15.58	14,676	0.046	29,955

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17.10.    Other Relevant Data and Information

The current environmental permit for the Tailings Dam capacity includes 313 Mt with a potential expansion to 350 Mt and with a feasible maximum physical topographic expansion to 420 Mt. A capacity of 400 Mt was considered in the Year End 2010 Reserves and Resources Estimation.

The mine Plan (E8 Rev04) was performed considered tailing dam capacity of 420 Mt.

The current environmental permit in Chile has a restriction: not to move the Toro1, 2 and Esperanza ice fields.

El Morro, Pascua Extension (Lama) and Penelope orebodies were not included in EY2008 Reserves estimation. They were only considered in the Resources Estimation.

17.11.    References

Geology, Alteration, Mineralization, and Geochemistry of the Pascua Acid Sulfate Au-Ag-Cu Deposit, Chile and Argentina; Robert W. Leonardson, Annick Chouinard, Carlos Tellez C., Pedro Silva T., Javier Vega R., and Fernando Rojas C.

CMNL and BEASA, Compania Minera Nevada Ltda. And Barrick Exploraciones Argentina S.A., Pascua Lama Investment Proposal Study Report, September 2004; SNC Lavalin Engineers and Constructors

Pascua Lama Gold Project, Mine Feasibility Study, Cia. Minera Nevada Ltda., June 2004, NCL Ingenieria y Construction S.A.

Review of Pascua Lama Project Region III, Chile, April 2004, Resource Evaluation Inc.

Pincock, Allen, and Holt, “Mineable Reserve Audit, Pascua gold project, Region III, Chile; April 23, 1999.

J.R. Goode and Associates, Memo on Pascua Lama non-refractory recovery curves

Gilberto Traslaviña C., Informe Validación Base Datos Control de Calidad, August, 2003.

Pascua Lama Gold Project, Mine Feasibility Study, Cia. Minera Nevada Ltda., March 2007, NCL Ingenieria y Construction S.A.

Pascua Lama Project Reserves and Resources End Year 2010. Internal Report, Technical Services PL, December 2010.

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18.0  Requirements for Technical Reports on Production and Development Properties

18.1.             Metal and Commodity Price Assumptions

Commodity prices and major cost drivers are shown in Table 18-1, according to Corporate Guidelines. The applicable commodity prices for Pascua Lama Project are presented in Table 18-2.

Table 18-1:  Pascua-Lama 2010 Metal and Commodity Prices

Metal Prices for Reporting	Reserves	Resources
Gold	$US/oz 1,000	$US/oz 1,200
Silver	$US/oz 16.00	$US/oz 19.00
Copper	$US/lb 2.00	$US/lb 2.50
Fuel Prices
WTI (US$/barrel)	80	90
Exchange rates – Based USD
Euro Dollar	1.40	1.40
Chile Peso	525	525
Argentina Peso	3.75	3.75
Metal Prices for Optimum Mining Limit
Gold	$US/oz 1,000	$US/oz 1,200
Silver	$US/oz 16.00	$US/oz 19.00
Copper	$US/lb 2.00	$US/lb 2.50

Table 18-2:  Pascua-Lama Major Cost Drivers

Item	Unit	Reserves	Resources
Diesel	liter	0.727	0.805
Power (electricity)	kwh	0.1	0.1
Cyanide	t	2,237	2,237
Lime	t	110	110
Limestone	t	16.17	16.17
Flocculant	t	2,600	2,600
Grinding balls (3”)	t	1,195	1,195
Explosives
Ammonium Nitrate	kg	0.446	0.446
Matrix Emulsion	kg	0.454	0.454
Drill consumables
Bit 10 5/8”	un	3,996	3,996
Drill Pipes (32´)	un	17,018	17,018
Bit 9”	un	3,663	3,663
Drill Pipes (32´)	un	17,150	17,150
Tires – Trucks 320 st	un	41,917	41,917

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18.2.             Mining Operations

Mine Design Parameters

The Pascua Lama Project is an Acid Sulfate Gold, Silver and Copper Deposit. The deposit comprises the Pascua, Esperanza, El Morro, Pascua Extension (Lama) and Penelope ore bodies. Only the Pascua and Esperanza ore bodies were included as part of the Mineral Reserve estimate and the Penelope, El Morro and Lama Ore bodies were considered as part of Mineral Resources.. Mine planning is based on a single resource model that includes 16x16x16m blocks for Pascua Lama and 8x8x8m Esperanza and El Morro.

The open pit slope designs are supported by several technical programs that span the period from 1997 to 2006, including core drilling, geophysical surveys, engineering field investigations, interpretive geological assessments, laboratory soil and rock testing and geotechnical analysis to develop appropriate slope and waste rock facility design parameters at the feasibility level.

Geotechnical considerations and relevant design criteria, including perception of risk tolerance, have been significantly influenced by changes made to the geology model since feasibility level stability assessments for the open pit and the waste rock dumps were completed by Golder Associates (1999 and 2000).  The main sources of information directing the current geotechnical reassessments are the “2002 Geology Model” developed from work completed by the CMN Exploration Team in 2001 and by the comprehensive geological report prepared by Bob Leonardson (October 2003).

The pit design reflects geotechnical pit slope recommendations from Golder Associates of Santiago Chile together with design reviews by Golder and Barrick geotechnical staff during the planning studies. Inter-ramp slope angles vary between 40º and 53º depending on the wall orientation (as shown below), except for altered rock (steam heated) that was designed with 38º and walls intercepting high Sulphate zones where 38º to 42.5º were used. Batter angle is 70º in rock and 60 to 65º in Sulphate-altered material.

Global slope angles used in pit limit analysis were based on these angles with provision for the inclusion of final pit ramps based on earlier studies. Main ramps and roads were designed with 38 meters width and 8% of grade, with the exception of the last three lower benches that were 25 meters width with 10% of grade. (Figure 18-1)

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Figure 18-1:  Pascua-Lama Inter-Ramp Slope Angles

Mining cost for pit limit analysis (same used for reserves estimation) is detailed in Table 18-1.

Table 18-3: Pascua-Lama Mining Cost Breakdown

		Reserves	Resources
Drilling	US$/t mined	0.14	0.14
Blasting	US$/t mined	0.13	0.13
Loading	US$/t mined	0.31	0.32
Hauling	US$/t mined	0.72	0.74
Auxiliary & Support	US$/t mined	0.44	0.44
Sub-Total (Mined)	US$/t mined	1.74	1.78
Sub-Total (Processed)	US$/t milled	6.38	6.52

Process Design Parameters

Metallurgical recoveries for pit limit analysis are summarized in Table 18-4. Variable recoveries were applied for Refractory ore. The variable recoveries applied result in average recoveries within the resulting mine plan of Au 80.99% and Ag 84.54% for Pascua Lama and Au 78.40% and Ag 61.30% for Esperanza.

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Table 18-4:  Pascua-Lama Metallurgical Recoveries

	Gold		Silver
	Non Refractory	Refractory	Non Refractory	Refractory
Overall Recovery Pascua Lama	90%[1]	80.99%[2] (average)	80%[1]	84.54%[3] (average)
Overall Recovery Esperanza	92.5%[1]	78.40%[2] (average)	61.30%[1]	83.17%[3] (average)
Recovery to Concentrate		44.07%[4] (average)		61.76%[5] (average)
Payable	99.90%	99.90%	99.85%	99.85%
Payable on concentrate		96.50%		95.00%

1. Non refractory recoveries set to constants by Gordon Wilson (2009).  J Goode(2009) test work indicated 92% for both gold and silver

2. Refractory gold recovery from tails equation from Goode (2009):

Autail g/t = -0.324-Cu*0.467+Cusol*0.450+Fe*0.157-Fesol*0.224+Au*0.204-Ag*0.003+py/en*0.00035+Cucon*0.018

gold recoveries capped at 20-85%

3. Refractory silver recovery from tails equation from Goode (2009):

Agtail = -1.4+Fe*0.9-Fesol*0.94+Ag*0.067+Cucon*0.115

silver recoveries capped at 50-90%

4. Gold fraction to concentrate from Goode(2009)

Con FractionAu=0.0579+Cu*0.0733+Cusol*0.159-Fesol*0.0783+RecoveryCu Sulphide*0.00851-Cucon*0.0059

5. Silver fraction to concentrate from Goode(2009)

Con FractionAg =0.387+Cu*0.0609+Cusol*0.342-Fesol*0.0746+RecoveryCu Sulphide*0.00537-Cucon*0.00214

Pyrite:Enargite ratio

py/en = (Fe-Fesol)/(Cu-Cusol)

Copper grade of flotation concentrate

Cucon = 12%

Overall Copper Flotation Recovery

RecoveryCu Sulphide = (Cucon*(Cu – Cusol - Cutail))/( Cucon - Cuflotation tail)) * 100

Overall copper tailings %

Cuflotation tail = 0.00463+ Cusulphide *0.0792+Cusol*0.0388+ Cucon *0.00049

Processing costs, selling costs and other plant parameters are listed in Error! Reference source not found.:

Table 18-5: Pascua-Lama Processing Costs and Plant Parameters

		Reserves	Resources
Crushing	US$/t milled	0.15	0.15
Conveying	US$/t milled	0.14	0.14
Grinding	US$/t milled	7.07	7.07
Wash CCD	US$/t milled	0.37	0.37
Neutralization	US$/t milled	1.43	1.43
Flotation	US$/t milled	0.54	0.54
Cyanidation & MC CCD	US$/t milled	2.47	2.47
Gold/Silver Recovery	US$/t milled	0.93	0.93
Tailing Thickening	US$/t milled	0.63	0.63
Sub-Total (Processed)	US$/t milled	13.72	13.72

Mining,  processing, and general and administrative costs are combined to reflect total operating cost in Table 18-5.

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Table 18-6:  Pascua-Lama Total Operating Cost Breakdown

		Reserves	Resources
Mining (waste)	US$/t mined	1.74	1.78
Mining (ore)	US$/t milled	6.38	6.52
Processing	US$/t milled	13.72	13.72
G & A	US$/t milled	3.16	3.16
Tailing Dam Expansion	US$/t milled	0.65	0.65
Total (ore)	US$/t milled	23.91	24.05

Royalties

Royalties applied to the revenue calculation according to the origin of the ore are described in the Table 18-76.

Table 18-7: Pascua-Lama Royalty Calculations

Royalty	Pay Basis	Percentage

Argentina	total net revenue	3.00%

Chile	gold revenue after smelting and refining deducts	9.804%

Chile	copper revenue after smelting and refining deducts	1.9608%

Comsur	gold revenue	5.00%

Comsur	copper revenue after smelting and refining deducts	0.50%

The geographical distribution of the different royalty areas is shown in the Figure 18-2:

Figure 18-2: Royalty Areas

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18.3.             SMU Assumptions, Bench Height, Dilution and Losses

As part of the resource modeling process, a series of regularized models (8 x 8 x 8m through 16 x 16 x 16m) were developed and compared to a SMU model constructed with Barrick proprietary SMUman program.

The SMUman program attempts to classify regular 8 x 8 x 16m blocks in contiguous ore zones in a similar manner to the ore control process of a mining operation.

In this way internal dilution and contact dilution are applied on a logical basis relative to the overall ore pod rather than on a mathematical basis as incurred through regularization. On a similar manner ore losses are incurred when an isolated ore block cannot be grouped with other blocks to form a contiguous mineable shape.

Within the process, pertinent economic parameters and “ore mixing” rules were applied considering acceptable mining shapes representing approximately 2 – 3 blasthole widths as being mineable.

The resultant SMUman model was reconciled against 8 x 8 x 16, 12 x 12 x 16 and 16 x 16 x 16m models and the 16 x 16 x 16m model was selected as having the best representation of the SMUman model.

A bench height of 16m was selected which is adequate for the scale of operation and the size of the loading equipment. No dilution factor was applied to the grades in the mine plan as this model is concluded to adequately consider dilution and losses.

The Esperanza and Morro areas were planned with 8m benches.

18.4.             Pit Limit Analysis Results

In addition for 2010 End-Year Resource and Reserve Estimation, the sensitivity of pit whittle to gold price was performed values of 825, 1,000 and 1,200 US$/oz respectively maintaining the silver and copper prices constant. Results are summarized below.

Table 18-8: Pascua-Lama Whittle Pit Sensitivity to Gold Prices

		$US825			$US1000			$US1200
		Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(x 1000)	(g/mt)	(x 1000)	(x 1000)	(g/mt)	(x 1000)	(x 1000)	(g/mt)	(x 1000)
Non	Pascua	261,228	1.123	9,435	278,579	1.092	9,779	299,926	1.058	10,204
Refractory	Esperanza	27,156	1.566	1,367	30,330	1.468	1,431	33,775	1.385	1,504

Refractory	Pascua	132,741	1.773	7,567	142,319	1.709	7,820	154,355	1.645	8,163
	Esperanza	1,021	2.955	97	1,219	2.622	103	1,608	2.204	114
	Total	422,146	1.361	18,465	452,447	1.315	19,133	489,664	1.269	19,985

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Figure 18-3: Pit Limit Sensitivity

18.5.             Pit Designs

The pit envelope corresponding to the base case metal prices was used for the design of the operational final pit, eliminating the bottom benches smaller than the minimum area required for the operation of the equipment and developing the ramp layout.

The ramp layout was applied mainly within the boundaries of the final optimal pit.

An optimal pit (pit 81 of the Whittle series) was used at Pascua as a guide to the operational design. The selection of this design was also confirmed with NPV Scheduler and also approximates well to the $1000/oz limit.

The final pit and dump configuration is illustrated in Figure 18-4.

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Figure 18-4:  Pascua Final Pit and Dump Configuration

18.6.             Mineable Reserves

Mineable reserves for different cut-offs, within the final pit design under Reserve conditions, are shown in Table 18-9. Total rock within the Pascua 1,492 Mt.

18.7.             Phase Design

For scheduling purposes, the pit has been split into 9 logical mining phases following the sequence determined by the optimization runs, 7 in the Pascua orebody and  2 in Esperanza.

The sequence follows the highest revenue and lowest stripping ore. This high revenue is associated with high gold grades but also to high silver content. This results in creating a long term ROM stockpile within the production sequence.

The phases have been designed with a minimum width of 116m in Pascua and 90m in Esperanza (including ramps), an average of 150m and considering that 78m is the minimum width required for a rope shovel loading on both sides.

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Table 18-9:  Mineable Reserves at varying revenue cutoffs

Revenue Cutoff	0.001	0.2	0.5	1	2	2.5	3	4	5
Total rock - kt	1,492,026	1,492,026	1,492,026	1,492,026	1,492,026	1,492,026	1,492,026	1,492,026	1,492,026
Waste - kt	1,053,063	1,055,050	1,057,909	1,062,436	1,072,461	1,077,199	1,082,302	1,092,130	1,102,638
PROVEN RESERVES
NO REFRACTORY
Tonnes Kt	29,113	28,994	28,880	28,692	28,190	28,014	27,731	27,206	26,474
Au gr/t	1.400	1.404	1.407	1.413	1.428	1.434	1.443	1.461	1.485
Ag gr/t	58.472	58.660	58.852	59.213	60.056	60.327	60.813	61.617	62.947
Au Recovered gr/t	1.263	1.266	1.269	1.274	1.288	1.293	1.301	1.318	1.339
Ag Recovered gr/t	44.930	45.074	45.220	45.499	46.145	46.353	46.725	47.341	48.367
Cut %	0.026	0.026	0.026	0.026	0.027	0.027	0.027	0.027	0.027
Cus %	0.019	0.019	0.019	0.019	0.020	0.020	0.020	0.020	0.020
kOz Au Contained	1,310	1,309	1,307	1,303	1,295	1,292	1,287	1,278	1,264
kOz Au Recovered	1,182	1,180	1,179	1,175	1,168	1,165	1,160	1,153	1,140
kOz Ag Contained	54,730	54,682	54,645	54,622	54,430	54,335	54,220	53,895	53,577
kOz Ag Recovered	42,054	42,017	41,988	41,971	41,822	41,749	41,659	41,408	41,167
REFRACTORY
Tonnes Kt	13,782	13,734	13,702	13,553	13,404	13,312	13,213	13,042	12,876
Au gr/t	2.047	2.052	2.055	2.070	2.084	2.092	2.102	2.119	2.135
Ag gr/t	52.410	52.566	52.689	53.146	53.628	53.934	54.325	54.905	55.548
Au Recovered gr/t	1.653	1.657	1.660	1.672	1.684	1.692	1.699	1.714	1.726
Ag Recovered gr/t	46.638	46.778	46.887	47.294	47.728	48.007	48.357	48.875	49.448
Cut %	0.232	0.233	0.233	0.235	0.236	0.236	0.238	0.240	0.241
Cus %	0.075	0.076	0.076	0.076	0.076	0.077	0.077	0.078	0.079
kOz Au Contained	907	906	905	902	898	896	893	889	884
kOz Au Recovered	733	732	731	729	726	724	722	718	715
kOz Ag Contained	23,224	23,212	23,211	23,159	23,110	23,083	23,078	23,022	22,995
kOz Ag Recovered	20,666	20,656	20,656	20,608	20,568	20,547	20,542	20,493	20,470
PROBABLE RESERVES
NO REFRACTORY
Tonnes Kt	272,152	270,985	268,956	265,987	259,088	255,846	252,383	245,882	238,877
Au gr/t	1.105	1.108	1.113	1.120	1.137	1.145	1.154	1.170	1.189
Ag gr/t	53.205	53.388	53.705	54.175	55.192	55.706	56.225	57.257	58.358
Au Recovered gr/t	0.991	0.994	0.998	1.004	1.019	1.026	1.035	1.049	1.066
Ag Recovered gr/t	41.943	42.088	42.338	42.709	43.512	43.918	44.328	45.143	46.012
Cut %	0.025	0.025	0.025	0.025	0.025	0.025	0.025	0.026	0.026
Cus %	0.019	0.019	0.019	0.019	0.019	0.019	0.019	0.019	0.020
kOz Au Contained	9,673	9,654	9,622	9,574	9,470	9,416	9,362	9,251	9,132
kOz Au Recovered	8,673	8,657	8,628	8,585	8,491	8,443	8,394	8,295	8,189
kOz Ag Contained	465,536	465,138	464,397	463,288	459,743	458,214	456,229	452,636	448,197
kOz Ag Recovered	366,993	366,684	366,103	365,236	362,451	361,252	359,692	356,866	353,373
REFRACTORY
Tonnes Kt	123,916	123,263	122,579	121,357	118,884	117,656	116,397	113,767	111,162
Au gr/t	1.689	1.694	1.700	1.710	1.730	1.741	1.752	1.774	1.797
Ag gr/t	47.244	47.444	47.661	48.032	48.815	49.195	49.591	50.430	51.313
Au Recovered gr/t	1.364	1.368	1.373	1.382	1.399	1.408	1.417	1.436	1.455
Ag Recovered gr/t	42.052	42.232	42.426	42.761	43.468	43.810	44.167	44.923	45.720
Cut %	0.175	0.176	0.176	0.177	0.179	0.179	0.180	0.182	0.184
Cus %	0.061	0.061	0.061	0.061	0.062	0.062	0.063	0.063	0.064
kOz Au Contained	6,729	6,714	6,699	6,671	6,613	6,584	6,555	6,491	6,422
kOz Au Recovered	5,434	5,423	5,411	5,391	5,347	5,325	5,303	5,254	5,201
kOz Ag Contained	188,221	188,019	187,830	187,409	186,579	186,089	185,582	184,459	183,391
kOz Ag Recovered	167,536	167,364	167,202	166,843	166,142	165,721	165,284	164,315	163,400
TOTAL RESERVES
Tonnes Kt	438,963	436,976	434,117	429,590	419,565	414,827	409,724	399,896	389,388
Au gr/t	1.319	1.323	1.328	1.336	1.355	1.364	1.374	1.393	1.414
Ag gr/t	51.847	52.035	52.309	52.744	53.662	54.114	54.590	55.535	56.566
Au Recovered gr/t	1.135	1.138	1.143	1.150	1.166	1.174	1.183	1.199	1.218
Ag Recovered gr/t	42.319	42.474	42.698	43.055	43.811	44.183	44.575	45.352	46.202
Cut %	0.074	0.074	0.074	0.075	0.075	0.076	0.076	0.077	0.078
Cus %	0.032	0.032	0.033	0.033	0.033	0.033	0.033	0.034	0.034
kOz Au Contained	18,619	18,583	18,533	18,451	18,276	18,188	18,096	17,908	17,701
kOz Au Recovered	16,021	15,992	15,949	15,880	15,732	15,658	15,579	15,420	15,244
kOz Ag Contained	731,711	731,051	730,083	728,477	723,862	721,721	719,108	714,011	708,160
kOz Ag Recovered	597,249	596,720	595,948	594,659	590,983	589,269	587,177	583,083	578,410

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The general phase sequence is presented in the Figure 18-5 and Figure 18-6  for benches 4,892 and 4,796 respectively.

Figure 18-5:  Pascua Pit Phases – 4892 Level

Figure 18-6:  Pascua Pit Phases – 4796 Level

18.8.             Mine Production Schedule

Mine schedule presented corresponds to that developed with the Mid of Year Reserves and has been elaborated over 21 production years followed by four years of only stockpile reclaim. A value of 3.5 US$/t was used as cut-off revenues in this schedule. Pre-stripping (PP) totals 85 Mt of waste and is mined in 21 months.  The mine production schedule on the EOY Reserves 2010 is in progress.  First production is expected in the first half of 2013 with average annual gold production expected to be 750,000 – 800,000 ounces in the first full five years of production. (Table 18-11 and Table 18-11)

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Peak mine capacity is 121 Mt/a. In addition, a total of 129.8 Mt of ore is sent to a long-term stockpile and part of that amounting 50.1 Mt is treated at the end of the mine life.

A nominal plant capacity of 45,000 tpd of ore, to be reached in year 3, starting with a 30,000 tpd rate in the initial years. A ramp up of plant treatment rate to reach full production in twenty four months.

A total amount of 343 operation days per year was estimated, considering a total of 22 days losses for bad weather conditions.(snow and wind)

18.9.             Waste Dump Design and Schedule

A total of 1,107 Mt of waste rock will be produced during the life of the mine. Of this, 145 Mt correspond to steam heated material and 962 Mt of other rock types.  Material is dumped in the Nevada Norte dump (with a maximum capacity of 1,200 Mt) to the north-west of the Pascua pit. In the event that additional capacity is required due to increased ore reserves, the El Morro WRF will be developed in Argentina with an estimated capacity of 270 Mt. Waste dump designs consider dumping with trucks with top-down construction. The steam heated material that is mainly produced in the initial years of the mine could be problematic.  This will require long dump crests to minimize crest advance rates.  Stability of the Nevada Norte waste rock facility has been identified as a major mining risk to the project.  The overall dump height, specifically in the early years, will mean that continuous dump settlement will occur and specific attention will be required in dump management and control. Risk is identified with the operation of this dump.

The Nevada Norte waste dump operation has to deal with unfavorable stability conditions, wind and snow, potentially incompetent material and increasing dumping heights which will produce severe operation conditions. Apart from these, a significant long term stockpile has to be located on top the dump. All these considerations indicate that waste dumping has to be carefully planned and controlled.

The Project Layout is illustrated in Figure 18-7.

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Table 18-10: Mine Production Schedule

MINING PRODUCTION		2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Ore Mined - Chile	tx1000	578	17,497	18,409	21,289	30,934	20,527	16,886	9,107	12,991	11,628	14,389	11,005	12,633	10,830
Ore Mined - Argentina	tx1000	0	0	0	0	187	0	109	3,036	10,727	8,869	9,374	8,851	10,782	7,221
Total Ore Mined	tx1000	578	17,497	18,409	21,289	31,121	20,527	16,995	12,143	23,718	20,497	23,763	19,856	23,416	18,050
Waste Mined - Chile	tx1000	16,826	86,701	81,232	88,029	77,230	75,327	62,070	48,684	42,575	23,305	20,031	13,543	14,948	14,960
Waste Mined - Argentina	tx1000	1,664	3,278	11,766	6,506	9,788	11,415	28,932	46,768	31,063	11,618	13,299	7,201	3,477	6,657
Total Waste Mined	tx1000	18,490	89,979	92,998	94,535	87,018	86,743	91,002	95,453	73,637	34,923	33,329	20,744	18,424	21,617
Ore+Waste Mined - Chile	tx1000	17,404	104,197	99,641	109,318	108,165	95,854	78,956	57,791	55,565	34,933	34,420	24,548	27,581	25,790
Ore+Waste Mined - Argentina	tx1000	1,664	3,278	11,766	6,506	9,975	11,415	29,040	49,804	41,790	20,487	22,673	16,052	14,259	13,877

Total Material Mined	tx1000	19,068	107,476	111,407	115,823	118,140	107,269	107,996	107,595	97,355	55,420	57,093	40,600	41,840	39,667
Chile Ore Rehandle	tx1000	26	1,141	2,122	1,852	990	4,161	6,096	7,168	854	3,250	584	521	522	1,439
Argentina Ore Rehandle	tx1000	0	0	0	0	0	20	41	73	136	481	406	469	468	1,503
Total Ore Rehandle	tx1000	26	1,141	2,122	1,852	990	4,181	6,138	7,241	990	3,731	990	990	990	2,941
MILL FEED NON-REFRACTORY		2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Total Tons to Mill	tx1000	0	12,454	16,425	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950
Overall Grade - Gold	g/t	0.00	1.43	1.48	1.63	1.90	1.59	1.51	1.17	0.96	1.19	1.18	1.09	1.30	1.38
Recovery - Gold	%	0.0	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5
Overall Grade - Silver	g/t	0.0	95.5	76.6	95.4	129.3	51.5	29.2	31.6	86.7	86.7	97.6	88.3	73.5	63.6
Recovery - Silver	%	0	79	75	79	80	78	78	79	79	79	79	79	79	79
Neutralization CaO kg/t	kg/t	0.0	9.0	12.6	15.8	40.3	26.5	16.7	17.0	26.8	31.4	23.6	23.6	26.6	22.9
Tons to Mill - Chile	tx1000	0	12,454	16,425	10,950	10,921	10,930	10,870	9,164	4,196	5,236	5,829	5,517	5,336	6,532
Grams / Ton - Gold - Chile	g/t	0.00	1.43	1.48	1.63	1.89	1.59	1.51	1.20	1.27	1.46	1.49	1.30	1.55	1.61
Gold Recovery - Chile, %	%	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5
Oz of Gold Recovered - Chile	1000 oz	0	513	698	513	595	501	472	316	153	220	250	207	238	302
Grams / Ton - Silver - Chile	g/t	0.00	95.50	76.64	95.43	129.57	51.45	29.21	23.73	63.01	60.78	67.88	57.20	43.19	44.96
Silver Recovery - Chile, %	%	78.4	78.5	75.5	79.3	79.5	78.4	77.9	78.5	78.7	77.2	78.2	79.0	79.3	79.4
Oz of Silver Recovered - Chile	oz	0	30,021	30,548	26,658	36,173	14,180	7,953	5,488	6,686	7,894	9,951	8,018	5,878	7,493
Tons to Mill - Argentina	tx1000	0	0	0	0	29	20	80	1,786	6,754	5,714	5,121	5,433	5,614	4,417
Grams / Ton - Gold - Argentina	g/t	0.00	0.00	0.00	2.44	3.25	1.08	1.25	1.02	0.77	0.95	0.82	0.88	1.05	1.05
Gold Recovery - Argentina, %	%	0.0	0.0	0.0	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5
Oz of Gold Recovered	oz	0	0	0	0	3	1	3	52	149	155	121	137	170	133
Grams / Ton - Silver - Argentina	g/t	0.00	0.00	0.00	1.72	15.33	53.91	34.76	72.01	101.46	110.39	131.43	119.84	102.37	91.11
Silver Recovery - Argentina, %	%	0.0	0.0	0.0	79.5	79.5	79.5	79.5	79.5	79.5	79.5	79.5	79.5	79.5	79.5
Oz of Silver Recovered	oz	0	0	0	0	11	28	71	3,288	17,521	16,126	17,208	16,646	14,693	10,290
Comsur portion of Au Recovered	%	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Gold Oz for Comsur Royalty	oz	0	0	0	0	0	0	0	0	0	0	0	0	0	0
MILL FEED REFRACTORY		2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Tons to Mill - In ‘000 Tonnes	tx1000	0	0	0	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475
Overall Grade - Gold	g/t	0.00	0.00	0.00	1.96	2.46	3.15	2.21	2.59	2.66	1.59	1.38	1.63	1.68	1.52
Recovery Gold - Dore process	%	0.0	0.0	0.0	42.4	45.4	41.9	37.5	36.2	33.7	39.8	40.2	39.1	38.1	36.8
Recovery Gold - Concentrate	%	0.0	0.0	0.0	41.2	37.4	39.7	43.8	44.3	45.6	41.1	42.1	44.0	44.4	43.6
Total Recovery Gold - Refractory feed	%	0.0	0.0	0.0	83.5	82.7	81.6	81.4	80.5	79.3	80.9	82.2	83.1	82.4	80.4
Overall Grade - Silver	g/t	0.00	0.00	0.00	95.04	122.01	74.66	28.40	26.99	30.05	52.03	87.91	96.80	72.80	67.07
Recovery Silver - Dore process	%	0.0	0.0	0.0	25.0	27.7	25.5	21.4	21.6	17.3	23.4	23.8	23.1	22.1	21.4
Recovery Silver - Concentrate	%	0.0	0.0	0.0	59.9	57.1	59.3	62.8	62.6	66.1	61.2	61.0	61.8	62.7	63.3
Total Recovery Silver - Refractory feed	%	0.0	0.0	0.0	84.8	84.8	84.7	84.2	84.1	83.4	84.6	84.9	84.9	84.8	84.7
Overall % Copper CuCN	%	0.00	0.00	0.00	0.08	0.11	0.16	0.11	0.14	0.20	0.10	0.10	0.16	0.17	0.12
Recovery - Copper	%	0.0	0.0	0.0	77.1	72.8	82.4	82.4	83.7	83.2	83.4	81.8	83.8	83.7	82.1
Neutralization CaO kg/t	kg/t	0.00	0.00	0.00	50.74	71.73	70.10	41.10	40.29	33.65	42.49	51.07	58.11	51.36	40.34
Tons to Mill - Chile (In ‘000 Tonnes)	tx1000	0	0	0	5,475	5,475	5,475	5,464	5,258	5,050	4,792	3,900	3,570	3,357	2,882
Grams / Ton - Gold - Chile	g/t	0.00	0.00	0.00	1.96	2.46	3.15	2.21	2.63	2.81	1.63	1.52	1.85	1.95	1.81
Oz of Gold to Dore	ozx1000	0	0	0	146	197	233	146	161	154	100	78	84	80	62
Oz of Gold to Concentrate	ozx1000	0	0	0	142	162	220	170	197	208	104	81	94	94	73
Oz of Gold Recovered	ozx1000	0	0	0	288	359	453	316	358	362	204	159	178	174	134
Grams / Ton - Silver - Chile	g/t	0.00	0.00	0.00	95.04	122.01	74.66	28.45	27.81	22.59	45.77	68.70	75.55	39.79	37.20
Oz of Silver to Dore	ozx1000	0	0	0	4,174	5,957	3,348	1,069	1,014	630	1,650	2,053	2,003	947	737
Oz of Silver to Concentrate	ozx1000	0	0	0	10,016	12,258	7,787	3,140	2,943	2,405	4,310	5,255	5,354	2,687	2,175
Oz of Silver Recovered	ozx1000	0	0	0	14,190	18,215	11,136	4,209	3,956	3,035	5,960	7,307	7,357	3,634	2,913
% of Copper CN - Chile	%	0.000	0.000	0.000	0.076	0.106	0.159	0.115	0.140	0.212	0.109	0.126	0.209	0.233	0.186
Tons of Copper Produced	t	0	0	0	3,201	4,220	7,167	5,165	6,147	8,919	4,343	4,027	6,250	6,556	4,408
Tons to Mill - Argentina (In ‘000 Tonnes)	tx1000	0	0	0	0	0	0	11	217	425	684	1,575	1,905	2,118	2,593
Grams / Ton - Gold - Argentina	g/t	0.00	0.00	0.00	0.00	0.00	0.00	2.81	1.70	0.95	1.28	1.02	1.21	1.26	1.19
Oz of Gold to Dore	ozx1000	0	0	0	0	0	0	0	5	4	11	18	28	33	37
Oz of Gold to Concentrate	ozx1000	0	0	0	0	0	0	0	5	6	12	22	33	38	43
Oz of Gold Recovered	ozx1000	0	0	0	0	0	0	1	10	10	22	40	61	71	80
Grams / Ton - Silver - Argentina	g/t	0.00	0.00	0.00	0.00	0.00	0.00	1.15	7.13	118.77	95.95	135.47	136.63	125.09	100.26
Oz of Silver to Dore	ozx1000	0	0	0	0	0	0	0	11	313	501	1,640	1,935	1,898	1,814
Oz of Silver to Concentrate	ozx1000	0	0	0	0	0	0	0	31	1,063	1,289	4,185	5,168	5,331	5,277
Oz of Silver Recovered	ozx1000	0	0	0	0	0	0	0	42	1,377	1,790	5,824	7,103	7,229	7,091
% of Copper CN - Argentina	%	0.000	0.000	0.000	0.000	0.000	0.000	0.030	0.090	0.033	0.029	0.032	0.060	0.060	0.037
Tons of Copper Produced	t	0	0	0	0	0	0	3	163	118	164	413	965	1,056	798
Comsur portion of Au Recovered	%	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Gold Oz for Comsur Royalty	ozx1000	0	0	0	0	0	0	0	0	0	0	0	0	0	0
MILLING PRODUCTION		2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Tons to Mill	tx1000	0	12,454	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425
Oz of Gold to Dore	ozx1000	0	513	698	660	794	734	621	534	460	487	466	455	521	534
Oz of Gold to Concentrate	ozx1000	0	0	0	142	162	220	171	202	214	115	103	127	132	116
Oz of Gold Recovered	ozx1000	0	513	698	802	956	955	791	736	674	602	569	581	653	650
Oz of Silver to Dore	ozx1000	0	30,021	30,548	30,832	42,142	17,556	9,093	9,801	25,151	26,171	30,852	28,602	23,415	20,335
Oz of Silver to Concentrate	ozx1000	0	0	0	10,016	12,258	7,787	3,140	2,974	3,468	5,600	9,439	10,522	8,019	7,452
Oz of Silver Recovered	ozx1000	0	30,021	30,548	40,847	54,399	25,343	12,233	12,774	28,619	31,770	40,291	39,125	31,434	27,787
Tons of Copper Produced	t	0	0	0	3,201	4,220	7,167	5,168	6,309	9,036	4,507	4,439	7,215	7,612	5,206
Gold Oz for Comsur Royalty	ozx1000	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Barrick Gold Corporation	128

Technical Report – Pascua-Lama Project – Region III, Chile

Table 18-11: Mine Production Schedule (Cont)

MINING PRODUCTION		2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Ore Mined - Chile	tx1000	13,792	11,148	9,190	15,864	9,348	6,125	7,136	11,052	0	0	0
Ore Mined - Argentina	tx1000	5,822	6,099	6,318	3,552	6,099	3,298	1,662	0	0	0	0
Total Ore Mined	tx1000	19,614	17,247	15,508	19,416	15,447	9,424	8,798	11,052	0	0	0
Waste Mined - Chile	tx1000	18,719	16,609	10,072	10,324	11,353	17,297	21,913	10,981	0	0	0
Waste Mined - Argentina	tx1000	5,667	10,144	6,920	3,242	8,200	8,280	4,289	0	0	0	0
Total Waste Mined	tx1000	24,386	26,753	16,992	13,567	19,553	25,576	26,202	10,981	0	0	0
Ore+Waste Mined - Chile	tx1000	32,511	27,757	19,261	26,189	20,701	23,422	29,049	22,033	0	0	0
Ore+Waste Mined - Argentina	tx1000	11,489	16,243	13,239	6,794	14,299	11,578	5,951	0	0	0	0

Total Material Mined	tx1000	44,000	44,000	32,500	32,983	35,000	35,000	35,000	22,033	0	0	0
Chile Ore Rehandle	tx1000	775	1,036	1,943	1,077	2,481	5,516	6,081	4,210	11,937	13,204	6,110
Argentina Ore Rehandle	tx1000	806	1,063	1,075	440	930	2,154	2,315	1,637	4,488	3,221	1,913
Total Ore Rehandle	tx1000	1,581	2,099	3,018	1,517	3,411	7,670	8,396	5,847	16,425	16,425	8,023
MILL FEED NON-REFRACTORY		2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Total Tons to Mill	tx1000	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	10,950	7,868
Overall Grade - Gold	g/t	1.41	1.31	1.22	1.40	1.25	1.14	0.99	1.18	0.53	0.53	0.53
Recovery - Gold	%	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5
Overall Grade - Silver	g/t	39.5	38.5	33.3	18.0	21.4	16.9	19.9	14.2	34.5	34.5	34.5
Recovery - Silver	%	79	79	79	79	79	78	79	79	79	79	79
Neutralization CaO kg/t	kg/t	16.2	17.1	18.3	12.8	17.5	15.6	13.7	9.2	16.7	16.7	16.7
Tons to Mill - Chile	tx1000	7,869	6,329	6,380	8,837	6,930	7,569	8,765	10,097	8,164	8,164	6,512
Grams / Ton - Gold - Chile	g/t	1.44	1.38	1.30	1.43	1.22	1.07	1.03	1.26	0.61	0.61	0.61
Gold Recovery - Chile, %	%	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5
Oz of Gold Recovered - Chile	1000 oz	326	251	239	362	242	233	259	365	142	142	113
Grams / Ton - Silver - Chile	g/t	29.91	22.06	18.36	13.47	18.75	15.15	15.76	11.01	36.00	36.00	36.00
Silver Recovery - Chile, %	%	79.4	79.3	78.6	79.0	78.3	77.4	78.7	78.9	78.6	78.6	78.6
Oz of Silver Recovered - Chile	oz	6,011	3,559	2,962	3,024	3,272	2,853	3,496	2,821	7,430	7,430	5,927
Tons to Mill - Argentina	tx1000	3,081	4,621	4,570	2,113	4,020	3,381	2,185	853	2,786	2,786	1,356
Grams / Ton - Gold - Argentina	g/t	1.32	1.21	1.10	1.31	1.32	1.31	0.85	0.27	0.27	0.27	0.27
Gold Recovery - Argentina, %	%	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5	89.5
Oz of Gold Recovered	oz	117	161	144	80	152	127	53	7	22	22	11
Grams / Ton - Silver - Argentina	g/t	63.93	60.97	54.21	36.79	25.94	20.84	36.28	51.45	51.45	51.45	51.45
Silver Recovery - Argentina, %	%	79.5	79.5	79.5	79.5	79.5	79.5	79.5	79.5	79.5	79.5	79.5
Oz of Silver Recovered	oz	5,035	7,204	6,334	1,988	2,666	1,801	2,026	1,122	3,664	3,664	1,784
Comsur portion of Au Recovered	%	0	0	0	0	0	0	0	0	0	0	0
Gold Oz for Comsur Royalty	oz	0	0	0	0	0	0	0	0	0	0	0
MILL FEED REFRACTORY		2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Tons to Mill - In ‘000 Tonnes	tx1000	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	5,475	2,692
Overall Grade - Gold	g/t	1.60	1.87	1.68	1.85	1.64	2.04	2.02	2.17	1.72	1.27	0.92
Recovery Gold - Dore process	%	35.7	33.7	33.8	34.5	34.6	33.2	33.6	34.9	34.9	39.6	35.8
Recovery Gold - Concentrate	%	44.8	46.7	46.6	46.0	45.4	46.4	46.6	45.4	45.6	41.0	41.9
Total Recovery Gold - Refractory feed	%	80.6	80.3	80.4	80.5	80.0	79.6	80.2	80.2	80.5	80.6	77.7
Overall Grade - Silver	g/t	43.82	36.72	44.40	26.67	24.10	21.76	23.04	23.05	39.43	35.00	13.91
Recovery Silver - Dore process	%	19.7	18.1	17.6	18.2	18.8	17.1	17.4	17.6	19.0	23.4	19.7
Recovery Silver - Concentrate	%	64.9	66.2	66.8	65.8	65.1	66.4	66.5	66.1	65.4	61.1	63.7
Total Recovery Silver - Refractory feed	%	84.6	84.4	84.4	84.0	84.0	83.6	83.9	83.7	84.4	84.5	83.4
Overall % Copper CuCN	%	0.11	0.13	0.13	0.13	0.11	0.15	0.14	0.14	0.12	0.08	0.09
Recovery - Copper	%	82.0	82.5	82.6	82.6	81.3	83.0	83.1	84.1	82.4	80.2	80.4
Neutralization CaO kg/t	kg/t	32.03	23.61	29.29	23.19	30.65	25.43	22.52	17.53	29.38	35.39	21.75
Tons to Mill - Chile (In ‘000 Tonnes)	tx1000	3,512	3,917	3,403	4,455	3,456	3,507	3,794	4,691	3,773	5,039	2,136
Grams / Ton - Gold - Chile	g/t	1.72	2.06	1.99	2.02	1.76	2.02	1.97	2.32	1.93	1.28	0.99
Oz of Gold to Dore	ozx1000	70	88	73	100	68	77	81	122	82	82	25
Oz of Gold to Concentrate	ozx1000	88	122	101	134	90	108	112	159	107	85	29
Oz of Gold Recovered	ozx1000	158	209	175	234	158	185	193	281	189	167	53
Grams / Ton - Silver - Chile	g/t	22.62	19.27	16.74	15.36	11.57	12.87	13.64	13.06	19.88	31.52	10.23
Oz of Silver to Dore	ozx1000	501	436	318	397	240	248	287	342	455	1,193	138
Oz of Silver to Concentrate	ozx1000	1,649	1,597	1,205	1,433	831	962	1,098	1,284	1,565	3,119	445
Oz of Silver Recovered	ozx1000	2,150	2,033	1,522	1,830	1,071	1,211	1,385	1,626	2,020	4,312	582
% of Copper CN - Chile	%	0.158	0.160	0.165	0.152	0.146	0.184	0.151	0.158	0.160	0.084	0.103
Tons of Copper Produced	t	4,548	5,173	4,650	5,581	4,105	5,370	4,758	6,232	4,989	3,392	1,769
Tons to Mill - Argentina (In ‘000 Tonnes)	tx1000	1,963	1,558	2,072	1,020	2,019	1,968	1,681	784	1,702	436	557
Grams / Ton - Gold - Argentina	g/t	1.39	1.39	1.17	1.10	1.42	2.06	2.13	1.27	1.27	1.19	0.67
Oz of Gold to Dore	ozx1000	29	22	27	12	31	39	37	11	24	6	3
Oz of Gold to Concentrate	ozx1000	40	33	36	17	42	61	54	15	32	7	5
Oz of Gold Recovered	ozx1000	69	55	63	28	73	100	91	26	55	13	9
Grams / Ton - Silver - Argentina	g/t	81.75	80.57	89.85	76.09	45.55	37.62	44.27	82.77	82.77	75.28	28.04
Oz of Silver to Dore	ozx1000	1,044	763	1,135	489	580	413	440	408	897	250	105
Oz of Silver to Concentrate	ozx1000	3,330	2,655	3,938	1,625	1,911	1,579	1,579	1,361	2,941	644	317
Oz of Silver Recovered	ozx1000	4,374	3,419	5,073	2,114	2,491	1,992	2,019	1,769	3,839	894	422
% of Copper CN - Argentina	%	0.028	0.047	0.071	0.047	0.048	0.101	0.104	0.046	0.046	0.044	0.032
Tons of Copper Produced	t	450	610	1,215	399	787	1,649	1,455	302	642	153	142
Comsur portion of Au Recovered	%	0	0	0	0	0	0	0	0	0	0	0
Gold Oz for Comsur Royalty	ozx1000	0	0	0	0	0	0	0	0	0	0	0
MILLING PRODUCTION		2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Tons to Mill	tx1000	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	16,425	10,561
Oz of Gold to Dore	ozx1000	542	522	483	554	494	476	431	505	269	252	152
Oz of Gold to Concentrate	ozx1000	128	155	137	150	132	169	166	173	139	92	34
Oz of Gold Recovered	ozx1000	670	676	621	704	625	645	597	678	408	344	186
Oz of Silver to Dore	ozx1000	12,591	11,963	10,749	5,898	6,759	5,314	6,250	4,693	12,446	12,536	7,952
Oz of Silver to Concentrate	ozx1000	4,978	4,252	5,143	3,057	2,742	2,541	2,676	2,645	4,507	3,763	762
Oz of Silver Recovered	ozx1000	17,570	16,215	15,892	8,956	9,500	7,856	8,926	7,338	16,953	16,299	8,714
Tons of Copper Produced	t	4,998	5,783	5,865	5,980	4,892	7,019	6,214	6,534	5,631	3,546	1,911
Gold Oz for Comsur Royalty	ozx1000	0	0	0	0	0	0	0	0	0	0	0

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Figure 18-7: Project Layout

18.10.    Pre-production activities

The contracted pre-production development only for roads and mine platforms includes a total of 4.2 million m3 of cut and 1.0 million m3 fill, plus a total of 11.6 km of roads.

The schedule of these activities has an estimated time of 15 months, including 4 months for winter conditions and according to budgetary quotations received from contractors.

Pre stripping (PP) totals 85 Mt of waste and is mined in 18 months including Phase 1 at Pascua and Phase 1 of Esperanza.

This activity will be performed with owner equipment and considers working with hydraulic shovels and front end loaders during the first quarter.

18.11.    Equipment Requirements

The drilling equipment will consist of 4 electric units with 270 mm diameter for Pascua and two 229 mm for Esperanza. Pre-splitting will be applied in the final pit walls and will be drilled with 165 mm diameter holes.

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Blasting design assumes the use of heavy ANFO as the primary blasting agent with 100% use of emulsion in areas requiring higher strength or water resistance. Powder factors have been estimated at 185 to 327 g/t for Pascua and 198 to 264 g/t for Esperanza.

A trade-off study was performed comparing loading with diesel powered hydraulic excavators versus electric powered rope shovels. While hydraulic excavators offer the opportunity to eliminate the requirement for an electrical reticulation system within the pit, rope shovels offer the lowest unit operating costs and life of machine cost together with good reliability. The study considers primarily the use of trailing cables for power distribution due to the severe wind conditions at site; also additional support equipment, including cable handlers and a mobile motor-generator set, is included. The hydraulic option was strongly affected by the impact of a weak dollar and high fuel costs applicable at the time of the study. The preferred option is a fleet of electric rope shovels for the majority of loading requirements supported by hydraulic excavators and front-end loaders for ore loading and secondary requirements.

There will be two 54m3 electric rope shovels assigned to waste loading, plus three 42m3 diesel hydraulic shovels and three 17m3 front end loaders assigned to ore and stock re-handling. Performance for a 54m3 shovel in waste is estimated at 70,000 tpd while the 42m3 shovels performance is estimated at 65,000 tpd. According to the current construction plan, electric energy will be available at the mine only at the second quarter of the prestripping, so this first stage of exploitation has to be done only with the hydraulic shovels and front-end loaders. The electric supply has to consider topographic and weather conditions (winds, snow) and avoid exposed aerial lines in problematic areas and will depend primarily on trailing cable.

The truck fleet consists of 30, 290 t capacity units. Calculation of the number of trucks is based upon the detailed estimate of hauling distances for every type of material per phase and period. A trade-off with larger truck units was performed and this indicated no advantage from >300t trucks primarily as a result of the limited up-hill haulage requirement.

Truck speeds were determined upon the basis of typical values, affected by correction factors to allow for slower velocities at the benches and at the dumps, altitude and weather conditions.  Typical values have been gathered from other mine sites. Truck hours were calculated per period, type of material and loading unit dividing the tonnage that has to be transported by the hourly productivity of each combination.

The ancillary equipment includes bulldozers (D375A and D475A type), wheel-dozers (WD600 and WD900 type), graders (GD825A type) and water trucks (90m3).

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The equipment fleet was calculated per period of the plan. A summary of this fleet is shown in the Table 18-11 and Table 18-12.

Table 18-12: Pascua-Lama Primary Fleet Requirement

Mine Equipment	Specification	Capex	Sust. Capital	Total
Electric drills	BE -49 HR (10 5/8” Φ)	3	1	4
Diesel drill	Sand. –D90 KS (10 5/8”Φ)	1	-	1
Diesel drill	Sand. -DR460 (9”Φ)	1	-	1
Rope shovels	BE -495 HR2 (79 CY)	2	-	2
Front end loader	Kom. -WA1200-3 HL (22 CY)	3	-	3
Hydraulic shovels	Kom. -PC8000-6 (55 CY)	2	1	3
Trucks	Kom. -930E-4 (320 ST)	30	-	30
Trackdozers	Kom. -D375A-5	5	-	5
Trackdozers	Kom. -D475A-5	7	-	7
Wheeldozers	Kom. -WD600-3	3	-	3
Wheeldozers	Kom. -WD900-3	1	1	2
Motorgraders	Kom. -GD825A-2	6	-	6
Water truck	Kom. -HD785-7 WT	3	-	3

Table 18-13: Pascua-Lama Support Equipment Summary

Item	Total
Secondary diesel drill (6 1/2”)	2
Motivator	1
Cable Reeler and Front End Loader	4
Transformers for Shovels	2
Backhoe (5-8 yd3)	2
Backhoe (0,5-1,0 yd3)	4
Lube Truck (site star)	2
Service and Welding Truck (12t & 18t)	2
Mobile Crane (80 t)	1
Mobile Crane (150 t)	1
Low bed Truck (100 t)	1
Tire Handler (Commander IV)	1
Variable Work Table	2
Forklifts (7 t)	8
Boom Truck (12 t)	2
Snow Cat (Bully 300 mine edition)	2
Front end Loader (WA-470 o Similar)	3
Compactor (15 t)	3
Man Lift (JLG, modelo 600 o 1200)	4

18.12.    Capital and Operating Costs

The pre-production capital expenditure for the project is expected to be MUS$ 3,300 – 3,600, this investment considers prestripping, pioneering, equipment for

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mine operation and the rest of initial capital for the project. The sustaining capital for mine was estimated at MUS$ 392. The average total mine operating cost is 1.74 US$/t mined after the initial pre-production period. The average cost per ton of ore is 13.72 US$/t treated.

Pioneering was estimated based on data from contractors plus an estimate of owner costs during the pioneering period with a total of 39 MUS$.

Prestripping is estimated at 157.6 MUS$, this figure includes all the materials movement before the first tonnage of ore is sent to the process plant (not included pioneering activities cost).

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19.0   Economic Analysis

19.1.             Method of Evaluation

The overall economic viability of the Pascua Lama Project has been evaluated by conventional discounted cash flow techniques.

Discounted cash flow analysis requires that reasoned estimates be prepared for all of the individual elements of cash revenue and cash expenditures that will be associated with initial development and construction of the Project, as well as with its ongoing operation up to the end of the projected life. The relevant estimates of production, revenue and cost, including royalties and taxes are summarized in Table 19-1 (all information contained in Table 19-1 are as at December 31, 2010 and do not reflect current expected pre-production capital, first production timing and cash costs).

Table 19-1 : Pascua-Lama Economic Summary

Ore	Waste	W/O	Au	Ag	Cu
(M tonnes)	(M tonnes)	ratio	(g/t)	(g/t)	(%)
384,365	1,022,901	2.66	1.44	53.89	0.127

Metal Balance	Contained	Recovery	Recovered	Payable %	Payable
Gold (ounces)	17,833,633	86.0%	15,336,280	99.20%	15,212,879
Silver (ounces)	665,959,812	81.0%	539,409,741	98.79%	532,890,186
Copper (pounds)	328,425,981	82.2%	269,960,310	91.67%	247,463,617
LOM Mine Life		Mining = 21 years		Processing = 23 years
Average Annual Production		1st 5 yrs	1st 10 yrs	LOM	LOM Total
Gold Recovered (oz x1000)		780.8	728.5	648.7	15,336.3
Silver Recovered (oz x 1000)		36,126	30,601	22,815	539,410
Capital Costs (US$ x 1000)			Metal Prices		FX

No variance	Initial	3,000,005		Long Term	Argentina
No Escalation	Expansion	Incl	Gold $/oz	1300	4.39
No Start-Up	Sustaining	473,914	Silver $/oz	21.42	Chile
	Total	3,473,918	Copper $/lb	3.50	468.39
Operating Costs	$/t Mined		$/t Ore	$/oz Au	LOM (US$1000)

Mining Pre-IFRS	$1.81		$6.63	$167.49	2,547,976
IFRS Adjustment	-$0.30		-$1.11	-$28.05	-426,761
	Processing		$13.62	$344.22	5,236,630
	G&A Pre-IFRS		$3.25	$81.99	1,247,338
	G&A IFRS Adjustment		-$0.18	-$4.52	-68,702
	Total (Includes IFRS Adjustment)		$22.21	$561.14	8,536,480
Cash Costs ($/Oz Gold)		1st 5 yrs	1st 10 yrs	LOM
(ex Silver Wheaton)		-$342.17	-$229.14	-$60.96	IFRS
Economic Metrics			Silver Wheaton Included		Payback
After Tax, %100% Project	Cash Flow	NPV 5.0%	NPV 8.0%	IRR	From Start-Up
	US$1000	US$1000	US$1000%		3.5 years
From Jan 2009+2008	12,914,652	5,682,224	3,490,672	21.6%
From Jan 2011	13,996,510	7,355,462	5,167,700	35.5%

[Asset Model:  PL-45j-6b1 Stock+Inv rev + Nov29 prices + $175M Capex + Boca Mina fix + FX 500 all Opex (2).xlsx]

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The evaluation summarized in Table 19-1 is done on an after-tax basis.  The cash flow calculations include income taxes, mining taxes, mining royalties payable to governments, and mining royalties payable to third parties (Argentina: Income Tax, Domestic Bank Transaction Tax, Personal Asset Tax, Cross Border Tax, Boca Mina Royalty, Export Duties, Withholding tax on interest, Value Added Tax; Chile: Income tax (Tier 1), Specific Mining Tax, Withholding tax on interest, Value Added Tax, 3rd Party Royalties on Gold, 3rd Party Royalties on Copper).

The operational phase of the Project is scheduled as follows:

•                Three lines at 15,000 t/d per line and therefore 45,000 t/d

•                For years 1 and 2, treating exclusively non-refractory ore.

•                First production is expected in the first half of 2013.The flotation circuit will be ready to treat refractory ore starting in 2015. The plant will continue to treat ore until 2036.

All cash flow projections in Table 19-1 have been based on the assumption that Pascua Lama Project will be financed entirely by equity. No provision is made for debt financing in the basic economic analysis.

19.2.             Capital Expenditures

As of the date of this Technical Report, pre-production capital has been estimated at $3.3 - $3.6 billion.

Reclamation costs of $113.4 million have been projected with spending assumed to occur during the last two years of operation. Estimated reclamation cost ($ millions are shows in Table 19-2:

Table 19-2 : Reclamation Cost (US$ millions)

Year	US$
2036	56.7
2037	56.7
Total	113.4

19.3.             Production Schedule

First production from the Pascua Lama Project is expected in the first half of 2013 with average annual gold production expected to be 750,000 – 800,000 ounces in the first full five years of production.  The Project will generate the majority of its economic value from gold and silver leached or floated from the ore. In gross terms overall average recoveries for gold and silver will average 86% and 82%

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respectively though recoveries for specific ore types will deviate substantially. Leach solutions will be recovered on site and processed to produce dore bars with further refining occurring at an off-site refinery. Flotation concentrate will also be produced on site and sold to a smelter for ultimate recovery of the contained metal.

Table 19-3 : Metal Production by Country of Origin

	Argentina	Chile	Total	Argentina %	Chile %
Contained Gold (k oz)	3,138	14,703	17,841	18%	82%
Contained Silver (k oz)	236,934	434,226	671,160	35%	65%

Recovered Gold (k oz)	2,697	12,639	15,336	18%	82%
Recovered Silver (k oz)	192,029	347,380	539,410	36%	64%

Overall Recovery Gold (%)			86%
Overall Recovery Silver (%)			81%

Table 19-4 : Metal Production by Product

	Dore	Concentrate	Total	Dore %	Concentrate %
Recovered Gold (k oz)	12,158	3,178	15,336	79%	21%

Recovered Silver (k oz)	421,669	117,741	539,410	78%	22%

Recovered Copper (kt)		122.4	122.4	0%	100%

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20.0          Date and Signature Page

Signed and sealed by:

(signed) Sergio Peñailillo Burgos

Sergio Peñailillo Burgos, Mining Eng., AUSIMMN # 227312
Mine Manager, Pascua-Lama Project, Barrick Gold Corporation (South America)
On 31 March 2011
Effective date of report 31 March 2011

Signed and sealed by:

(signed) Benjamin Sanfurgo

Benjamin Sanfurgo, Ausimm Member # 227322
Superintendent Resources and Reserves, Barrick Gold Corporation
On 31 March 2011
Effective date of report 31 March 2011

Signed and sealed by:

(signed) Ray Walton

Ray Walton, B.Tech (Hons.), P.Eng.
Senior Director, Process Design, Barrick Gold Corporation
On 31 March 2011
Effective date of report 31 March 2011

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21.0  Qualified Persons’ Certificates

Sergio Peñailillo Burgos

I, Sergio Peñailillo Burgos, Mining Eng., AUSIMMN # 227312, as an author of this report entitled “Pascua-Lama Gold Project, Technical Report,” dated 31 March, 2011, prepared for Barrick Gold Corporation, do hereby certify that:

1.	I am the Mine Manager of the Pascua-Lama Project of Barrick Gold Corporation with offices located at Avenida Ricardo Lyon 222, Piso 8, Santiago, Chile.
2.	This certificate applies to the technical report “Pascua Lama Project, Technical Report”, dated 31 March, 2011 (the “Technical Report”).
3.

I have a Bachelors Degree from University of Santiago in Santiago, Chile.  I am a member of AusImm # 227312 of the Canadian Institute of Mining and Metallurgy.  I have 27 years of experience in the Chilean mining industry covering operations in South America.

4.

I am familiar with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I have visited the Pascua-Lama project frequently during the past year. Most recently, I visited the project in February 2011 for one day and again March 2001 for 1 day.
6.	I am responsible for preparing Sections 1.0 to 6.0, 18.0 and 19.0, as well as the Executive Summary, of the Technical Report.
7.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.
8.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 31st day of March 2011.

(signed) Sergio Peñailillo Burgos
Sergio Peñailillo Burgos, Mining Eng., AUSIMMN # 227312

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Benjamin Sanfurgo Cid

I, Benjamin Sanfurgo, Ausimm Member # 227322, as an author of this report entitled “Pascua-Lama Gold Project, Technical Report,” dated 31 March, 2011, prepared for Barrick Gold Corporation, do hereby certify that:

1.	I am Superintendent Resources and Reserves of Barrick Gold Corporation with offices located at Avenida Lyon 222, Piso 8, Santiago, Chile.

2.	This certificate applies to the technical report “Pascua Lama Project, Technical Report”, dated 31 March, 2011 (the “Technical Report”).

3.

I am an AusImm member # 227322  and Personas Competentes en Recursos y Reservas Mineras # 68 (Comisión Minera, Chile).  I have recently participated in the review of the quality assurance/quality control procedures, geological model and resource estimation for each of the following mines and projects of Barrick Gold Corporation: Lagunas Norte, Pierina, Veladero, Zaldivar and Cerro Casale.

4.

I am familiar with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I visited the Pascua-Lama offices on January 26, 2011 for 1 day.

6.

I am responsible for preparing Sections 7.0 Mineral Processing and Metallurgical Testing through Section 17.0 Additional Requirements for Technical Reports on Developments Properties and Production Properties, excluding Section 16.0 Mineral Processing and Metallurgical Testing, of the Technical Report.

7.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

8.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 31st day of March 2011.

(signed) Benjamin Sanfurgo
Benjamin Sanfurgo, Ausimm # 227322

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Raymond Henry Walton

I, Ray Walton, B.Tech.,(Hons.) P.Eng., as an author of this report entitled “Technical Report, Pascua-Lama Project” dated 31 March, 2011, prepared for Barrick Gold Corporation, do hereby certify that:

1.	I am Senior Director, Process Design of Barrick Gold Corporation located at Brookfield Place, TD Canada Trust Tower, Suite 3700, 161 Bay Street, Toronto, ON, M5J 2S1, Canada.

2.	This certificate applies to the technical report “Technical Report, Pascua-Lama Project”, dated 31 March, 2011 (the “Technical Report”).

3.

I have a Bachelors Degree from Brunel University in Middlesex England, and am registered as a professional Engineer in the province of Ontario.  I am also a member of the Canadian Institute of Mining, Metallurgy and Petroleum.  I have 34 years experience in the Mining and Metallurgical field covering operations in South Africa, and design and development in North and South America, Africa and Europe.

4.

I am familiar with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I visited the Pascua-Lama Project on a number of occasions. Most recently, I visited the project in November 2009 for 1 day and January 2011 for 1 day.

6.	I am responsible for preparing Section 16.0 Mineral Processing and Metallurgical Testing of this report.

7.

I have had ongoing involvement with the Pascua project.  While with SNC-Lavalin, I completed a review of the metallurgical process in 1998.  Later I was seconded to Hatch  for design of the dry grinding plant option in 2001/2002.  Since joining Barrick in 2007 I have had a corporate oversight role.

8.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 31st day of March 2011.

(signed) Ray Walton
Ray Walton B.Tech (Hons.), P.Eng.,

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Appendix A

Pascua- Lama Mining Concession

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A                                   Chile

A.1.                    Exploitation

Table A-1: Exploitation CMNL Mining Concession – Chile Site inside the protocol area.

Nº	Name	Mining Rol	Registration Date	Staking Date	Surface m2	Inscription Number	Status
1	ESTRECHO 45 1 AL 60	03304-0478-7	14-05-1998	12-03-1999	300,00	Fs. 120 Vta. No. 24	Enacted
2	ESTRECHO 44 1 AL 60	03304-0477-9	14-05-1998	11-03-1999	300,00	Fs. 113 Vta. No. 23	Enacted
3	ESTRECHO 43 1 AL 60	03304-0476-0	14-05-1998	10-03-1999	300,00	Fs. 106 No. 22	Enacted
4	ESTRECHO 42 1 AL 60	03304-0475-2	14-05-1998	09-03-1999	300,00	Fs. 99 No. 21	Enacted
5	ESTRECHO 41 1 AL 60	03304-0474-4	14-05-1998	08-03-1999	300,00	Fs. 92 No. 20	Enacted
6	ESTRECHO 40 1 AL 30	03304-0473-6	14-05-1998	06-03-1999	300,00	Fs. 426 No. 78	Enacted
7	ESTRECHO 39 1 AL 30	03304-0472-8	14-05-1998	05-03-1999	300,00	Fs. 229 Vta. No. 41	Enacted
8	ESTRECHO 38 1 AL 30	03304-0471-K	14-05-1998	05-03-1999	300,00	Fs. 441 Vta. No. 81	Enacted
9	ESTRECHO 37 1 AL 15	03304-0470-1	14-05-1998	04-03-1999	150,00	Fs. 437 No. 80	Enacted
10	ESTRECHO 35 1 AL 30	03304-0468-K	14-05-1998	03-03-1999	300,00	Fs. 191 No. 34	Enacted
11	ESTRECHO 34 1 AL 30	03304-0467-1	14-05-1998	03-03-1999	300,00	Fs. 431 Vta. No. 79	Enacted
12	ESTRECHO 33 1 AL 30	03304-0466-3	14-05-1998	02-03-1999	300,00	Fs. 420 Vta. No. 77	Enacted
13	ESTRECHO 32 1 AL 30	03304-0465-5	14-05-1998	02-03-1999	300,00	Fs. 413 Vta. No. 76	Enacted

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14	ESTRECHO 31 1 AL 30	03304-0464-7	14-05-1998	01-03-1999	300,00	Fs. 447 No. 81-A	Enacted
15	ESTRECHO 30 1 AL 30	03304-0463-9	14-05-1998	08-03-1999	300,00	Fs. 390 Vta. No. 72	Enacted
16	CLARIN XXXIV 1 AL 30	03304-0344-6	12-01-1995	23-01-1996	300,00	Fs. 432 Vta. No. 104	Enacted
17	ESTRECHO 13 1 AL 30	03304-0447-7	14-05-1998	07-04-1999	300,00	Fs. 149 No. 26	Enacted
18	ESTRECHO 12 1 AL 30	03304-0446-9	14-05-1998	07-04-1999	300,00	Fs. 125 No. 22	Enacted
19	ESTRECHO 11 1 AL 30	03304-0445-0	14-05-1998	07-04-1999	300,00	Fs. 119 No. 21	Enacted
20	ESTRECHO 10 1 AL 30	03304-0444-2	14-05-1998	07-04-1999	300,00	Fs. 113 No. 20	Enacted
21	ESTRECHO 9 1 AL 30	03304-0443-4	14-05-1998	07-04-1999	300,00	Fs. 107 No. 19	Enacted
22	ESTRECHO 8 1 AL 30	03304-0442-6	14-05-1998	07-04-1999	300,00	Fs. 101 No. 18	Enacted
23	ESTRECHO 7 1 AL 30	03304-0441-8	14-05-1998	09-04-1999	300,00	Fs. 218 Vta. No. 39	Enacted
24	ESTRECHO 25 1 AL 10	03304-0458-2	14-05-1998	12-04-1999	100,00	Fs. 176 No. 31	Enacted
25	CLARIN XXV 1 AL 20	03304-0343-8	12-01-1995	23-01-1996	200,00	Fs. 445 No. 106	Enacted
26	ESTRECHO 29 1 AL 20	03304-0462-0	14-05-1998	12-04-1999	200,00	Fs. 186 No. 33	Enacted
27	ESTRECHO 28 1 AL 20	03304-0461-2	14-05-1998	12-04-1999	200,00	Fs. 143 No. 25	Enacted
28	ESTRECHO 27 1 AL 20	03304-0460-4	14-05-1998	12-04-1999	200,00	Fs. 137 No. 24	Enacted
29	ESTRECHO 26 1 AL 20	03304-0459-0	14-05-1998	01-04-1999	200,00	Fs. 181 No. 32	Enacted

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30	AGUA 1 AL 20	03304-0479-5	22-05-1998	07-04-1999	200,00	Fs. 91 No. 16	Enacted
31	FALDA 1 AL 20	03304-0480-9	22-05-1998	09-04-1999	200,00	Fs. 235 No. 42	Enacted
32	ESTRECHO 19 1 AL 20	03304-0452-3	14-05-1998	09-04-1999	200,00	Fs. 171 No. 30	Enacted
33	ESTRECHO 24 1 AL 30	03304-0457-4	14-05-1998	09-04-1999	300,00	Fs. 86 Vta. No. 19	Enacted
34	ESTRECHO 23 1 AL 30	03304-0456-6	14-05-1998	01-04-1999	300,00	Fs. 81 No. 18	Enacted
35	ESTRECHO 22 1 AL 30	03304-0455-8	14-05-1998	01-04-1999	300,00	Fs. 76 No. 17	Enacted
36	ESTRECHO 21 1 AL 30	03304-0454-K	14-05-1998	01-04-1999	300,00	Fs. 71 No. 16	Enacted
37	ESTRECHO 20 1 AL 30	03304-0453-1	14-05-1998	09-04-1999	300,00	Fs. 66 No. 15	Enacted
38	ESTRECHO 17 1 AL 30	03304-0451-5	14-05-1998	09-04-1999	300,00	Fs. 165 Vta. No. 29	Enacted
39	ESTRECHO 16 1 AL 30	03304-0450-7	14-05-1998	09-04-1999	300,00	Fs. 160 No. 28	Enacted
40	ESTRECHO 15 1 AL 30	03304-0449-3	14-05-1998	12-04-1999	300,00	Fs. 154 Vta. No. 27	Enacted
41	ESTRECHO 14 1 AL 30	03304-0448-5	14-05-1998	01-04-1999	300,00	Fs. 131 No. 23	Enacted
42	ESTRECHO 5 1 AL 30	03304-0440-K	14-05-1998	05-04-1999	300,00	Fs. 95 Vta. No. 17	Enacted
43	ESTRECHO 4 1 AL 30	03304-0439-6	14-05-1998	05-04-1999	300,00	Fs. 213 No. 38	Enacted
44	ESTRECHO 3 1 AL 30	03304-0438-8	14-05-1998	05-04-1999	300,00	Fs. 207 Vta. No. 37	Enacted

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45	ESTRECHO 2 1 AL 30	03304-0437-K	14-05-1998	05-04-1999	300,00	Fs. 202 No. 36	Enacted
46	ESTRECHO 1 1 AL 30	03304-0436-1	14-05-1998	05-04-1999	300,00	Fs. 196 Vta. No. 35	Enacted
47	CHOLLAY 16 1 AL 50	03304-0419-1	04-04-1997	27-03-1998	250,00	Fs. 591 Vta. No. 103	Enacted
48	CHOLLAY 14 1 AL 60	03304-0417-5	04-04-1997	27-03-1998	300,00	Fs. 515 No. 114	Enacted
49	CHOLLAY 13 1 AL 60	03304-0416-7	04-04-1997	17-03-1998	300,00	Fs. 578 No. 101	Enacted
50	CHOLLAY 10 1 AL 60	03304-0413-2	04-04-1997	25-03-1998	300,00	Fs. 498 Vta. No. 111	Enacted
51	CHOLLAY 9 1 AL 60	03304-0412-4	04-04-1997	25-03-1998	300,00	Fs. 493 No. 110	Enacted
52	CHOLLAY 8 1 AL 60	03304-0411-6	04-04-1997	15-03-1998	300,00	Fs. 571 Vta. No. 100	Enacted
53	CHOLLAY 7 1 AL 60	03304-0410-8	04-04-1997	15-03-1998	300,00	Fs. 565 No. 99	Enacted
54	CHOLLAY 6 1 AL 60	03304-0409-4	04-04-1997	15-03-1998	300,00	Fs. 487 Vta. No. 109	Enacted
55	CHOLLAY 5 1 AL 60	03304-0408-6	04-04-1997	05-03-1998	300,00	Fs. 482 No. 108	Enacted
56	CHOLLAY 4 1 AL 60	03304-0407-8	04-04-1997	08-03-1998	300,00	Fs. 476 Vta. No. 107	Enacted
57	CHOLLAY 3 1 AL 60	03304-0406-K	04-04-1997	05-03-1998	300,00	Fs. 471 No. 106	Enacted
58	CHOLLAY 2 1 AL 60	03304-0405-1	04-04-1997	05-03-1998	300,00	Fs. 465 Vta. No. 105	Enacted
59	CHOLLAY 1 1 AL 60	03304-0404-3	04-04-1997	05-03-1998	300,00	Fs. 459 Vta. No. 104	Enacted

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60	CHOLLAY 12 1 AL 60	03304-0415-9	04-04-1997	25-03-1998	300,00	Fs. 509 Vta. No. 113	Enacted
61	CHOLLAY 11 1 AL 60	03304-0414-0	04-04-1997	17-03-1998	300,00	Fs. 504 No. 112	Enacted
62	TURBIO 67 AL 77	03304-0091-0	10-03-1988	12-05-1989	35,00	Fs. 94 Vta. No. 65	Enacted
63	TURBIO 47 AL 56	03304-0090-0	10-03-1988	11-05-1989	30,00	Fs. 225 No. 103	Enacted
64	TURBIO 31 AL 39	03304-0089-0	10-03-1988	10-05-1989	31,00	Fs. 75 Vta. No. 61	Enacted
65	TURBIO 1 AL 17	03304-0087-0	10-03-1988	29-05-1989	80,00	Fs. 85 No. 63	Enacted
66	TREBOL 1	03304-0017-K	23-02-1982	01-12-1982	4,00	Fs. 37 Vta. No. 15	Enacted
67	REAL 1 AL 21	03304-0217-2	21-03-1990	18-04-1991	150,00	Fs. 44 Vta. No. 20	Enacted
68	PICTON 1 AL 10	03304-0215-6	21-03-1990	19-04-1991	100,00	Fs. 103 Vta. No. 30	Enacted
69	LUCER0 1	03304-0123-0	16-03-1989	20-02-1990	1,00	Fs. 39 No. 13	Enacted
70	LOS AMARILLOS 1 AL 3000	03301-1153-4	18-12-1975	24-01-1977	3690,00	Fs. 343 No. 12	Enacted
71	LOA 1 AL 2	03304-0124-9	14-03-1989	21-02-1990	2,00	Fs. 46 No. 15	Enacted
72	LIMA 1 AL 2	03304-0125-7	14-03-1989	22-02-1990	7,00	Fs. 42 No. 14	Enacted
73	IRIS 1	03304-0257-1	17-09-1991	17-07-1992	1,00	Fs. 388 No. 142	Enacted
74	DIAMANTE 1 AL 2	03304-0015-3	23-02-1982	01-12-1982	10,00	Fs. 43 Vta. No. 16	Enacted
75	DALILA 1 AL 8	03304-0131-1	18-05-1989	05-04-1990	22,00	Fs. 61 No. 23	Enacted

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76	CORAZON 1	03304-0016-1	23-02-1982	01-12-1982	4,00	Fs. 57 No. 19	Enacted
77	CONAY 1 AL 181	03301-1628-5	21-03-1979	28-01-1980	840,00	Fs. 95 Vta. No. 22	Enacted
78	BLANCA 1 AL 10	03301-1685-4	25-06-1979	16-07-1980	50,00	Fs. 90 Vta. No. 17	Enacted
79	CHOLLAY PRIMERA 1 A CHOLLAY PRIMERA 40	03304-0508-2	15-10-1998	20-12-1999	200,00	Fs. 22 Vta. No. 8	Enacted
80	CHOLLAY SEGUNDA 1 A CHOLLAY SEGUNDA 60	03304-0509-0	15-10-1998	20-12-1999	300,00	Fs. 28 Vta. No. 09	Enacted
81	CHOLLAY TERCERA 1 A CHOLLAY TERCERA 60	03304-0510-4	15-10-1998	20-12-1999	300,00	Fs. 35 Vta. No. 10	Enacted
82	CHOLLAY CUARTA 1 CHOLLAY CUARTA 40	03304-0511-2	15-10-1998	20-12-1999	200,00	Fs. 42 No. 11	Enacted
83	CHOLLAY QUINTA 1 A CHOLLAY QUINTA 40	03304-0512-0	15-10-1998	20-12-1999	200,00	Fs. 48 No. 12	Enacted
84	CHOLLAY SEXTA 1 A CHOLLAY SEXTA 40	03304-0513-9	15-10-1998	20-12-1999	200,00	Fs. 54 No. 13	Enacted
85	CHOLLAY SEPTIMA 1 A CHOLLAY SEPTIMA 60	03304-0514-7	15-10-1998	20-12-1999	300,00		In Process
86	CHOLLAY OCTAVO 1 A CHOLLAY OCTAVO 40	03304-0515-5	15-10-1998	20-12-1999	200,00		In Process
87	CHOLLAY NOVENO 1 A CHOLLAY NOVENO 40	03304-0516-3	15-10-1998	20-12-1999	200,00	Fs. 60 No. 14	Enacted
88	CHOLLAY UNDECIMO 1 A CHOLLAY UNDECIMO 20	03304-0518-K	15-10-1998	20-12-1999	100,00	Fs. 515 No. 117	Enacted
89	TORITO TRES 1 AL 30	03304-0422-1	30-05-1997	25-03-1998	300,00	Fs. 22 Vta. No. 6	Enacted
90	TORITO DOS 1 AL 30	03304-0426-4	02-07-1997	27-03-1998	300,00	Fs. 322 Vta. No. 60	Enacted

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91	TORITO UNO 1 AL 30	03304-0425-6	02-07-1997	27-03-1998	300,00	Fs. 316 No. 58	Enacted
92	TORITO CUATRO 1 AL 30	03304-0423-K	30-05-1997	25-03-1998	300,00	Fs. 557 Vta. No. 98	Enacted
93	TORITO CINCO 1 AL 30	03304-0424-8	30-05-1997	25-03-1998	300,00	Fs. 28 Vta. No. 7	Enacted
94	TORO 1 AL 24	03304-0341-1	12-01-1995	23-01-1996	240,00	Fs. 451 No. 107	Enacted
95	TORO 25 AL 48	03304-0342-K	12-01-1995	23-01-1996	240,00	Fs. 456 Vta. No. 108	Enacted
96	TORITO SEIS 1 AL 60	03304-0428-0	14-08-1997	03-05-1998	300,00	Fs. 654 Vta. No. 114	Enacted
97	TORITO SIETE 1 AL 60	03304-0429-9	14-08-1997	04-05-1998	300,00	Fs. 625 No. 109	Enacted
98	TORITO OCHO 1 AL 40	03304-0430-2	14-08-1997	05-05-1998	200,00	Fs. 666 Vta. No. 116	Enacted
99	CLARIN DIECISIETE 1 AL 12	03304-0335-7	11-11-1994	30-11-1995	105,00	Fs. 438 Vta. No. 105	Enacted
100	CLARIN QUINCE 1 AL 25	03304-0333-0	11-11-1994	19-11-1995	240,00	Fs. 374 No. 90	Enacted
101	CAMPAMENTO TRES 1 AL 30	03304-0336-5	11-11-1994	14-11-1995	259,00	Fs. 508 Vta. No. 129	Enacted
102	CAMPAMENTO CUATRO 1 AL 28	03304-0337-3	11-11-1994	15-11-1995	231,00	Fs. 492 Vta. No. 127	Enacted
103	PIA 1 AL 3	03304-0358-6	13-04-1996	14-03-1997	12,00	Fs. 147 No. 38	Enacted
104	MARCELA 1 AL 4	03304-0356-K	13-04-1996	14-03-1997	17,00	Fs. 142 No. 37	Enacted
105	CLAUDIA 1 AL 2	03304-0357-8	13-04-1996	14-03-1997	8,00	Fs. 137 Vta. No. 36	Enacted

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106	GUARDIA DOS 1 AL 30	03304-0498-1	30-10-1998	17-12-1999	300,00	Fs. 483 Vta. No. 94	Enacted
107	GUARDIA TRES 1 AL 30	03304-0499-K	30-10-1998	17-12-1999	300,00	Fs. 490 Vta. No. 95	Enacted
108	TESORO TRES 1 AL 30	03304-0534-1	06-08-1999	02-05-2000	300,00	Fs. 346 No. 74	Enacted
109	TESORO CUATRO 1 AL 30	03304-0535-K	06-08-1999	03-05-2000	300,00	Fs. 153 No. 38	Enacted
110	TESORO SEIS 1 AL 20	03304-0537-6	06-08-1999	05-05-2000	200,00	Fs. 351 Vta. No. 75	Enacted
111	TESORO DIEZ 1 AL 20	03304-0541-4	06-08-1999	10-05-2000	200,00	Fs. 178 Vta. No. 43	Enacted
112	TESORO ONCE 1 AL 20	03304-0542-2	06-08-1999	11-05-2000	200,00	Fs. 183 Vta. No. 44	Enacted
113	CABRA XXV 1 AL 20	03304-0544-9	22-09-1999	20-07-2000	200,00	Fs. 197 No. 47	Enacted
114	CABRA XXVI 1 AL 20	03304-0545-7	22-09-1999	20-07-2000	200,00	Fs. 202 Vta. No. 48	Enacted
115	ANSELMO UNO 1 AL 30	03304-0549-K	14-10-1999	19-12-2000	300,00	Fs. 397 Vta. No. 85	Enacted
116	ANSELMO DOS 1 AL 20	03304-0550-3	14-10-1999	19-12-2000	200,00	Fs. 402 Vta. No. 86	Enacted
117	ANSELMO TRES 1 AL 20	03304-0551-1	14-10-1999	20-12-2000	200,00	Fs. 407 Vta. No. 87	Enacted
118	ANSELMO CUATRO 1 AL 30	03304-0552-K	14-10-1999	20-12-2000	300,00	Fs. 413 No. 88	Enacted
119	ANSELMO CINCO 1 AL 30	03304-0553-8	14-10-1999	21-12-2000	300,00	Fs. 418 Vta. No. 89	Enacted
120	ANSELMO SEIS 1 AL 30	03304-0554-6	14-10-1999	21-12-2000	300,00	Fs. 424 No. 90	Enacted
121	ANSELMO SIETE 1 AL 30	03304-0555-4	14-10-1999	22-12-2000	300,00	Fs. 429 Vta. No. 91	Enacted

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122	ANSELMO OCHO 1 AL 30	03304-0556-2	14-10-1999	22-12-2000	300,00	Fs. 435 No. 92	Enacted
123	ANSELMO NUEVE 1 AL 30	03304-0557-0	14-10-1999	23-12-2000	300,00	Fs. 441 No. 93	Enacted
124	ANSELMO DIEZ 1 AL 30	03304-0558-9	14-10-1999	23-12-2000	300,00	Fs. 446 Vta. No. 94	Enacted
125	CABRA XXVII 1 AL 30	03304-0559-K	09-12-1999	15-01-2001	300,00	Fs. 534 Vta. No. 108	Enacted
126	CABRA XXVIII 1 AL 30	03304-0560-0	09-12-1999	17-01-2001	300,00	Fs. 529 Vta. No. 107	Enacted
127	CABRA XXIX 1 AL 20	03304-0561-9	09-12-1999	19-01-2001	200,00	Fs. 524 Vta. No. 106	Enacted
128	GONZALO DIECISEIS 1 AL 30	03304-0585-6	16-02-2000	25-01-2001	300,00	Fs. 258 No. 61	Enacted
129	GONZALO QUINCE 1 AL 30	03304-0584-8	16-02-2000	24-01-2001	300,00	Fs. 252 Vta. No. 60	Enacted
130	GONZALO CATORCE 1 AL 30	03304-0583-K	16-02-2000	23-01-2001	300,00	Fs. 247 No. 59	Enacted
131	GONZALO DIEZ 1 AL 30	03304-0578-3	16-02-2000	22-01-2001	300,00	Fs. 221 Vta. No. 54	Enacted
132	GONZALO NUEVE 1 AL 30	03304-0577-5	16-02-2000	21-01-2001	300,00	Fs. 216 No. 53	Enacted
133	GONZALO OCHO 1 AL 30	03304-0576-7	16-02-2000	20-01-2001	300,00	Fs. 211 No. 52	Enacted
134	GONZALO SIETE 1 AL 30	03304-0575-9	16-02-2000	19-01-2001	300,00	Fs. 205 Vta. No. 51	Enacted
135	GONZALO SEIS 1 AL 30	03304-0574-0	16-02-2000	18-01-2001	300,00	Fs. 200 No. 50	Enacted
136	GONZALO CINCO 1 AL 30	03304-0573-2	16-02-2000	17-01-2001	300,00	Fs. 195 No. 49	Enacted

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137	GONZALO CUATRO 1 AL 30	03304-0572-4	16-02-2000	16-01-2001	300,00	Fs. 190 No. 48	Enacted
138	GONZALO DOS 1 AL 30	03304-0570-8	16-02-2000	15-01-2001	300,00	Fs. 185 No. 47	Enacted
139	GONZALO VEINTISEIS 1 AL 20	03304-0595-3	16-02-2000	27-01-2001	200,00	Fs. 295 Vta. No. 68	Enacted
140	GONZALO ONCE 1 AL 25	03304-0579-1	16-02-2000	15-01-2001	250,00	Fs. 226 Vta. No. 55	Enacted
141	GONZALO VEINTIDOS 1 AL 20	03304-0591-0	16-02-2000	04-02-2001	200,00	Fs. 274 No. 64	Enacted
142	GONZALO VEINTICINCO 1 AL 20	03304-0594-5	16-02-2000	26-01-2001	200,00	Fs. 290 No. 67	Enacted
143	GONZALO VEINTICUATRO 1 AL 20	03304-0593-7	16-02-2000	25-01-2001	200,00	Fs. 284 Vta. No. 66	Enacted
144	GONZALO VEINTITRES 1 AL 20	03304-0592-9	16-02-2000	05-02-2001	200,00	Fs. 279 No. 65	Enacted
145	GONZALO VEINTIUNO 1 AL 20	03304-0590-2	16-02-2000	03-02-2001	200,00	Fs. 268 Vta. No. 63	Enacted
146	GONZALO VEINTE 1 AL 20	03304-0589-9	16-02-2000	02-02-2001	200,00	Fs. 263 Vta. No. 62	Enacted
147	GONZALO UNO 1 AL 30	03304-0569-4	16-02-2000	01-02-2001	300,00	Fs. 315 Vta. No. 84	Enacted
148	GONZALO DIECINUEVE 1 AL 3	03304-0588-0	16-02-2000	31-01-2001	300,00	Fs. 103 Vta. No. 38	Enacted
149	GONZALO DIECIOCHO 1 AL 30	03304-0587-2	16-02-2000	29-01-2001	300,00	Fs. 97 Vta. No. 37	Enacted
150	GONZALO DIECISIETE 1 AL 3	03304-0586-4	16-02-2000	26-01-2001	300,00	Fs. 91 Vta. No. 36	Enacted
151	GONZALO TRES 1 AL 30	03304-0571-6	16-02-2000	24-01-2001	300,00	Fs. 85 Vta. No. 35	Enacted

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152	POTRERILLO OCHO 1 AL 20	03304-0432-9	22-10-1997	08-01-1999	200,00	Fs. 955 No. 176	Enacted
153	POTRERILLO SIETE 1 AL 20	03304-0431-0	22-10-1997	07-01-1999	200,00	Fs. 950 No. 175	Enacted
154	PEPE 1 AL 22	03304-0390-K	11-03-1997	14-01-1998	42,00	Fs. 608 No. 106	Enacted
155	SERGIO 1 AL 13	03304-0392-6	11-03-1997	14-01-1998	23,00	Fs. 619 Vta. No. 108	Enacted
156	OSCAR 1 AL 11	03304-0393-4	11-03-1997	14-01-1998	11,00	Fs. 649 Vta. No. 113	Enacted
157	RAUL 1 AL 17	03304-0394-2	11-03-1997	14-01-1998	29,00	Fs. 529 No. 93	Enacted
158	JAVIER 1 AL 11	03304-0396-9	11-03-1997	14-01-1998	21,00	Fs. 673 No. 117	Enacted
159	FERMIN 1 AL 19	03304-0395-0	11-03-1997	14-01-1998	19,00	Fs. 35 No. 8	Enacted
160	CANARIO 10 1 AL 10	03304-0381-0	23-09-1996	09-12-1997	10,00	Fs. 597 Vta. No. 104	Enacted
161	GASTON 131 AL 136	03304-0402-7	11-03-1997	14-01-1998	6,00	Fs. 631 Vta. No. 110	Enacted
162	ROJAS 1 AL 22	03304-0397-7	11-03-1997	14-01-1998	41,00	Fs. 535 No. 94	Enacted
163	CARLOS 1 AL 18	03304-0398-5	11-03-1997	14-01-1998	33,00	Fs. 661 No. 115	Enacted
164	CHOLLAY 15 1 AL 60	03304-0418-3	04-04-1997	05-03-1998	286,00	Fs. 584 Vta. No. 102	Enacted
165	CHOLLAY 17 1 AL 30	03304-0420-5	04-04-1997	05-03-1998	114,00	Fs. 520 Vta. No. 115	Enacted
166	MARIO 1 AL 36	03304-0391-8	11-03-1997	14-01-1998	67,00	Fs. 613 Vta. No. 107	Enacted
167	GASTON 1 AL 21	03304-0400-0	11-03-1997	14-01-1998	37,00	Fs. 636 Vta. No. 111	Enacted

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168	GASTON 51 AL 56	03304-0401-9	11-03-1997	14-01-1998	6,00	Fs. 603 No. 105	Enacted
169	JOSE 1 AL 53	03304-0399-3	11-03-1997	14-01-1998	100,00	Fs. 642 Vta. No. 112	Enacted
170	NENITA 1 AL 12	03304-0421-3	02-05-1997	05-03-1998	20,00	Fs. 454 Vta. No. 103	Enacted
171	TAGUA TRES 1 AL 25	03304-0496-5	07-08-1998	15-04-1999	94,00	Fs. 456 Vta. No. 83	Enacted
172	TAGUA UNO 1 AL 37	03304-0494-9	07-08-1998	16-04-1999	134,00	Fs. 384 No. 71	Enacted
173	TAGUA DOS 1 AL 44	03304-0495-7	07-08-1998	17-04-1999	162,00	Fs. 451 Vta. No. 82	Enacted
174	BARRIALES UNO 1 AL 20	03304-0525-2	02-06-1999	24-04-2000	60,00	Fs. 479 Vta. No. 101	Enacted
175	CLARIN DIECISEIS 1 AL 15	03304-0334-9	11-11-1994	17-11-1995	144,00	Fs. 242 No. 63	Enacted
176	GUARDIA CINCO 1 AL 15	03304-0500-7	30-10-1998	17-12-1999	150,00	Fs. 497 Vta. No. 96	Enacted
177	GUARDIA SEIS 1 AL 40	03304-0501-5	30-10-1998	17-12-1999	171,00	Fs. 504 No. 97	Enacted
178	GUARDIA SIETE 1 AL 15	03304-0502-3	30-10-1998	17-12-1999	58,00	Fs. 512 No. 98	Enacted
179	GONZALO DOCE 1 AL 10	03304-0580-5	16-02-2000	31-01-2001	100,00	Fs. 232 No. 56	Enacted
180	GONZALO TRECE 1 AL 10	03304-0581-3	16-02-2000	29-01-2001	100,00	Fs. 237 No. 57	Enacted
181	CAMILA 1 AL 40	03304-0596-1	03-03-2000	02-02-2001	144,00	Fs. 99 No. 32	Enacted
182	BARRIALES TRES 1 AL 18	03304-0526-0	02-06-1999	25-04-2000	58,00	Fs. 474 No. 100	Enacted

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183	BARRIALES CINCO 1 AL 18	03304-0527-9	02-06-1999	26-04-2000	48,00	Fs. 468 No. 99	Enacted
184	BARRIALES NUEVE 1 AL 46	03304-0529-5	02-06-1999	27-04-2000	135,00	Fs. 517 Vta. No. 105	Enacted
185	TESORO UNO 1 AL 30	03304-0532-5	06-08-1999	28-04-2000	166,00	Fs. 173 Vta. No. 42	Enacted
186	TESORO DOS 1 AL 12	03304-0533-3	06-08-1999	29-04-2000	90,00	Fs. 148 No. 37	Enacted
187	TESORO CINCO 1 AL 25	03304-0536-8	06-08-1999	04-05-2000	250,00	Fs. 158 No. 39	Enacted
188	TESORO SIETE 1 AL 25	03304-0538-4	06-08-1999	06-05-2000	220,00	Fs. 163 Vta. No. 40	Enacted
189	TESORO OCHO 1 AL 12	03304-0539-2	06-08-1999	08-05-2000	100,00	Fs. 168 Vta. No. 41	Enacted
190	TESORO NUEVE 1 AL 12	03304-0540-6	06-08-1999	09-05-2000	100,00	Fs. 173 Vta. No. 42	Enacted
191	TESORO DOCE 1 AL 5	03304-0543-0	06-08-1999	12-05-2000	50,00	Fs. 188 Vta. No. 45	Enacted
192	HUGO 1 AL 13	03304-0568-6	11-02-2000	21-11-2000	41,00	Fs. 214 Vta. No. 63	Enacted
193	MICHEL OCTAVA 1 A MICHEL	03304-0366-7	30-05-1996	15-08-1997	200,00	Fs. 346 Vta. No. 65	Enacted
194	MICHEL SEPTIMA 1 A MICHEL	03304-0365-9	30-05-1996	15-08-1997	300,00	Fs. 339 Vta. No. 64	Enacted
195	AZUL 1 AL 44	03304-0656-9	07-05-2002	17-03-2003	81,00	Fs. 178 No. 36	Enacted
196	AZUL 271 AL 282	03304-0659-3	07-05-2002	22-03-2003	270,00	Fs. 185 No. 37	Enacted
197	AZUL 73 AL 79	03304-0657-7	07-05-2002	19-03-2003	10,00	Fs. 221 No. 60	Enacted

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198	AZUL 191 AL 200	03304-0658-5	07-05-2002	21-03-2003	23,00	Fs. 199 No. 54	Enacted
199	AZUL 321 AL 332	03304-0660-7	07-05-2002	25-03-2003	24,00	Fs. 228 No. 61	Enacted
200	LAURA 3	03304-0774-3	06-12-2005	17-02-2007	2,00		In Process
201	LAURA 2	03304-0773-5	06-12-2005	16-02-2007	2,00		In Process
202	LAURA 1	03304-0772-7	06-12-2005	15-02-2007	2,00		In Process
203	LAURA 4 AL 6	03304-0775-1	06-12-2005	14-02-2007	8,00		In Process
204	ESTRECHO 36 1 AL 30	03304-0469-8	14-05-1998	04-03-1999	300,00	Fs. 224 No. 40	Enacted
205	GONZALO TRECE 11 AL 20	03304-0582-1	16-02-2000	30-01-2001	50,00	Fs. 242 No. 58	Enacted

Table A-2: Exploitation CMNL Mining Concession – Chile Site outside the protocol area.

Nº	Name	Mining Rol	Registration Date	Staking Date	Surface m2	Inscription number	ESTADO
1	CHUPALLA TRES 1 AL 30	03304-0219-9	17-09-1987	09-05-1991	300,00	Fs. 91 No. 28	Enacted
2	CHUPALLA SIETE 1 AL 30	03304-0223-7	17-09-1987	14-05-1991	300,00	Fs. 108 Vta. No. 31	Enacted
3	CHUPALLA SEIS 1 AL 30	03304-0222-9	17-09-1987	13-05-1991	300,00	Fs. 119 No. 33	Enacted
4	CHUPALLA ONCE 1 AL 30	03304-0227-K	17-09-1987	04-05-1991	281,00	Fs. 67 No. 24	Enacted
5	CHUPALLA OCHO 1 AL 30	03304-0224-5	17-09-1987	11-05-1991	300,00	Fs. 130 Vta. No. 35	Enacted
6	CHUPALLA NUEVE 1 AL 30	03304-0225-3	17-09-1987	10-05-1991	300,00	Fs. 125 No. 34	Enacted
7	CHUPALLA DOS 1 AL 30	03304-0218-0	17-09-1987	12-05-1991	300,00	Fs. 51 Vta. No. 21	Enacted
8	CHUPALLA DIEZ 1 AL 29	03304-0226-1	17-09-1987	03-05-1991	276,00	Fs. 61 No. 23	Enacted
9	CHUPALLA CUATRO 1 AL 30	03304-0220-2	17-09-1987	08-05-1991	300,00	Fs. 39 No. 19	Enacted

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10	CHUPALLA CINCO 1 AL 29	03304-0221-0	17-09-1987	05-05-1991	279,00	Fs. 114 No. 32	Enacted
11	CHIVATO 1 AL 18	03304-0216-4	21-03-1990	02-05-1991	62,00	Fs. 97 No. 29	Enacted
12	AZUL 386 AL 394	03304-0661-5	07-05-2002	27-03-2003	200,00	Fs. 235 No. 62	Enacted
13	AZUL 431 AL 437	03304-0662-3	07-05-2002	29-03-2003	19,00	Fs. 206 No. 55	Enacted
14	POTRERO 53 1 AL 30		25-07-2007		300,00		In Process
15	SAPITO UNO 1 AL 20		05-09-2007		200,00		In Process
16	SAPITO DOS 1 AL 20		05-09-2007		200,00		In Process
17	SAPITO TRES 1 AL 30		05-09-2007		300,00		In Process
18	SAPITO CUATRO 1 AL 30		05-09-2007		300,00		In Process
19	SAPITO CINCO 1 AL 30		05-09-2007		300,00		In Process
20	SAPITO SEIS 1 AL 30		05-09-2007		300,00		In Process
21	SAPITO SIETE 1 AL 30		05-09-2007		300,00		In Process
22	SAPITO OCHO 1 AL 20		05-09-2007		200,00		In Process
23	SAPITO NUEVE 1 AL 20		05-09-2007		200,00		In Process
24	POTRERO 54 1 AL 30		21-09-2007		300,00		In Process
25	POTRERO 55 1 AL 30		21-09-2007		300,00		In Process
26	AVALOS UNO 1 AL 30		05-09-2007		300,00		In Process

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27	AVALOS DOS 1 AL 30	05-09-2007	300,00	In Process
28	AVALOS TRES 1 AL 30	05-09-2007	300,00	In Process
29	RIO 44 1 AL 30	05-09-2007	300,00	In Process
30	RIO 45 1 AL 30	05-09-2007	300,00	In Process
31	RIO 46 1 AL 30	11-09-2007	300,00	In Process
32	RIO 47 1 AL 30	11-09-2007	300,00	In Process
33	RIO 48 1 AL 30	11-09-2007	300,00	In Process
34	RIO 40 1 AL 30	11-09-2007	300,00	In Process
35	RIO 50 1 AL 30	11-09-2007	300,00	In Process
36	RIO 51 1 AL 30	11-09-2007	300,00	In Process
37	RIO 52 1 AL 30	11-09-2007	300,00	In Process
38	RIO 53 1 AL 30	11-09-2007	300,00	In Process
39	RIO 54 1 AL 30	11-09-2007	300,00	In Process
40	RIO 55 1 AL 30	11-09-2007	300,00	In Process
41	RIO 56 1 AL 30	11-09-2007	300,00	In Process

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42	RIO 57 1 AL 30	11-09-2007	300,00	In Process
43	RIO 58 1 AL 30	11-09-2007	300,00	In Process
44	RIO 59 1 AL 30	11-09-2007	300,00	In Process
45	RIO 60 1 AL 30	11-09-2007	300,00	In Process
46	RIO 61 1 AL 30	11-09-2007	300,00	In Process
47	RIO 62 1 AL 30	11-09-2007	300,00	In Process
48	RIO 63 1 AL 30	11-09-2007	300,00	In Process
49	RIO 64 1 AL 30	11-09-2007	300,00	In Process
50	RIO 65 1 AL 30	11-09-2007	300,00	In Process
51	RIO 66 1 AL 30	21-09-2007	300,00	In Process
52	RIO 67 1 AL 30	21-09-2007	300,00	In Process
53	RIO 68 1 AL 30	21-09-2007	300,00	In Process
54	RIO 69 1 AL 30	21-09-2007	300,00	In Process
55	RIO 70 1 AL 30	21-09-2007	300,00	In Process
56	POTRERILLO 5 1 AL 30	21-09-2007	300,00	In Process

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57	POTRERILLO 11 1 AL 30	21-09-2007	300,00	In Process
58	POTRERILLO 12 1 AL 20	21-09-2007	200,00	In Process
59	POTRERILLO 13 1 AL 20	21-09-2007	100,00	In Process
60	RIO 71 1 AL 20	21-09-2007	200,00	In Process
61	RIO 72 1 AL 30	21-09-2007	300,00	In Process
62	RIO 73 1 AL 30	21-09-2007	300,00	In Process
63	RIO 74 1 AL 20	21-09-2007	200,00	In Process
64	RIO 75 1 AL 30	21-09-2007	300,00	In Process
65	SAPITO DIEZ 1 AL 20	05-09-2007	200,00	In Process
66	POTRERILLO 62 1 AL 30	21-09-2007	300,00	In Process
67	POTRERILLO 56 1 AL 30	21-09-2007	300,00	In Process
68	POTRERILLO 57 1 AL 30	21-09-2007	300,00	In Process
69	POTRERILLO 58 1 AL 30	21-09-2007	300,00	In Process
70	POTRERILLO 59 1 AL 30	21-09-2007	300,00	In Process
71	POTRERILLO 60 1 AL 30	21-09-2007	300,00	In Process
72	POTRERILLO 61 1 AL 30	21-09-2007	300,00	In Process

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73	CONEJA 1 AL 30	02-10-2007	300,00	In Process
74	CONEJA 31 AL 50	02-10-2007	200,00	In Process
75	CONEJA 51 AL 80	02-10-2007	300,00	In Process
76	CONEJA 81 AL 110	02-10-2007	300,00	In Process
77	CONEJA 111 AL 140	02-10-2007	300,00	In Process
78	CONEJA 141 AL 170	02-10-2007	300,00	In Process
79	CONEJA 171 AL 190	02-10-2007	200,00	In Process
80	CONEJA 191 AL 220	02-10-2007	300,00	In Process
81	APOLO 1 AL 30	02-10-2007	300,00	In Process
82	APOLO 31 50	02-10-2007	200,00	In Process
83	APOLO 51 AL 80	02-10-2007	300,00	In Process
84	APOLO 81 AL 110	02-10-2007	300,00	In Process

Barrick Gold Corporation	160

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A.2.                     Exploration

Table A-3: Exploration CMNL Mining Concession – Chile Site inside the protocol area.

Nº	Name	Mining rol	Registration date	Surface m2	Inscription number	Status
1	CORRAL XXII		20-07-2007	200		In Progress
2	CORRAL XXIII		20-07-2007	200		In Progress
3	CORRAL XXIV		20-07-2007	300		In Progress
4	SOBERADO 1	03304-3401-5	09-11-2005	300	Fs. 1229 No. 956	Enacted
5	SOBERADO 2	03304-3400-7	09-11-2005	200	Fs. 1231 No. 957	Enacted
6	SOBERADO 3	03304-3402-3	09-11-2005	200	Fs. 1233 No. 958	Enacted
7	SOBERADO 4	03304-3403-1	09-11-2005	100	Fs. 1235 No. 959	Enacted
8	SOBERADO 5	03304-3475-9	31-03-2006	200	Fs. 1963 No. 1569	Enacted
9	SOBERADO 6	03304-3476-7	31-03-2006	200	Fs. 1965 No. 1570	Enacted
10	SOBERADO 7	03304-3477-5	31-03-2006	200	Fs. 1967 No. 1571	Enacted
11	SOBERADO 8	03304-3478-3	31-03-2006	200	Fs. 1969 No. 1572	Enacted
12	SOBERADO 9	03304-3479-1	31-03-2006	200	Fs. 1971 No. 1573	Enacted
13	SOBERADO 10	03304-3480-5	31-03-2006	200	Fs. 1973 No. 1574	Enacted
14	SOBERADO 11	03304-3481-3	31-03-2006	200	Fs. 1975 No. 1575	Enacted
15	SOBERADO 12	03304-3482-1	31-03-2006	200	Fs. 1977 No. 1576	Enacted
16	SOBERADO 13	03304-3483-K	31-03-2006	200	Fs. 1979 No. 1577	Enacted
17	SOBERADO 15	03304-3485-6	31-03-2006	100	Fs. 1983 No. 1579	Enacted
18	SOBERADO 16	03304-3486-4	31-03-2006	100	Fs. 1985 No. 1580	Enacted
19	SOBERADO 17	03304-3487-2	31-03-2006	100	Fs. 1987 No. 1581	Enacted
20	SOBERADO 18	03304-3488-0	31-03-2006	100	Fs. 1989 No. 1582	Enacted
21	SOBERADO 19	03304-3489-9	31-03-2006	100	Fs. 1991 No. 1583	Enacted

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22	SOBERADO 20	03304-3490-2	31-03-2006	100	Fs. 1993 No. 1584	Enacted
23	SOBERADO 21	03304-3491-0	31-03-2006	100	Fs. 1995 No. 1585	Enacted
24	SOBERADO 22	03304-3492-9	31-03-2006	300	Fs. 1997 No. 1586	Enacted
25	GUANACO 1	03304-3635-2	24-11-2006	200		Enacted
26	GUANACO 2	03304-3636-0	24-11-2006	200		Enacted
27	GUANACO 3	03304-3637-9	24-11-2006	200		Enacted
28	GUANACO 4	03304-3638-7	24-11-2006	200		Enacted
29	CORRAL 25	03304-3399-K	25-11-2001	200	Fs. 1170 Vta. No. 892	Enacted

Table A-4: Exploration CMNL Mining Concession – Chile Site outside the protocol area.

Nº	Name	Mining rol	Registration date	Surface m2	Inscription number	Status
1	PINTE 1		28-12-2007	300		In Progress
2	PINTE 2		28-12-2007	300		In Progress
3	PINTE 3		28-12-2007	300		In Progress
4	PINTE 4		28-12-2007	300		In Progress
5	PINTE 5		28-12-2007	300		In Progress
6	PINTE 6		28-12-2007	300		In Progress
7	PINTE 7		28-12-2007	300		In Progress
8	PINTE 8		28-12-2007	300		In Progress
9	PINTE 9		28-12-2007	300		In Progress
10	PINTE 10		28-12-2007	300		In Progress
11	PINTE 11		28-12-2007	300		In Progress
12	PINTE 12		28-12-2007	300		In Progress

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13	PINTE 13		28-12-2007	300		In Progress
14	PINTE 14		28-12-2007	300		In Progress
15	TATUL 23	03304-3307-8	04-08-2005	300	Fs. 771 No. 571	Enacted
16	TATUL 24	03304-3308-6	04-08-2005	300	Fs. 773 No. 572	Enacted
17	TATUL 25	03304-3309-4	04-08-2005	300	Fs. 775 No. 573	Enacted
18	TATUL 26	03304-3310-8	04-08-2005	300	Fs. 777 No. 574	Enacted
19	TATUL 27	03304-3311-6	04-08-2005	300	Fs. 779 No. 575	Enacted
20	TATUL 28	03304-3312-4	04-08-2005	300	Fs. 781 No. 576	Enacted
21	TATUL 29	03304-3313-2	04-08-2005	300	Fs. 783 No. 577	Enacted
22	TATUL 30	03304-3314-0	04-08-2005	300	Fs. 785 No. 578	Enacted
23	TATUL 31	03304-3315-9	04-08-2005	300	Fs. 787 No. 579	Enacted
24	TATUL 32	03304-3316-7	04-08-2005	300	Fs. 789 No. 580	Enacted
25	TATUL 33	03304-3317-5	04-08-2005	300	Fs. 791 No. 581	Enacted
26	TATUL 34	03304-3318-3	04-08-2005	300	Fs. 793 No. 582	Enacted
27	TATUL 35	03304-3319-1	04-08-2005	300	Fs. 795 No. 583	Enacted
28	TATUL 36	03304-3320-5	04-08-2005	300	Fs. 797 No. 584	Enacted
29	PINTE 15		28-12-2007	300		In Progress
30	PINTE 16		28-12-2007	300		In Progress
31	PINTE 17		28-12-2007	300		In Progress
32	PINTE 18		28-12-2007	300		In Progress
33	PINTE 19		28-12-2007	300		In Progress
34	PINTE 20		28-12-2007	300		In Progress
35	PINTE 21		28-12-2007	300		In Progress

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36	PINTE 22		28-12-2007	300		In Progress
37	TATUL 37	03304-3321-3	04-08-2005	300	Fs. 799 No. 585	Enacted
38	TATUL 38	03304-3322-1	04-08-2005	300	Fs. 801 No. 586	Enacted
39	TATUL 39	03304-3323-K	04-08-2005	300	Fs. 803 No. 587	Enacted
40	TATUL 40	03304-3324-8	04-08-2005	300	Fs. 805 No. 588	Enacted
41	TATUL 41	03304-3325-6	04-08-2005	300	Fs. 807 No. 589	Enacted
42	TATUL 42	03304-3326-4	04-08-2005	300	Fs. 809 No. 590	Enacted
43	TATUL 43	03304-3327-2	04-08-2005	300	Fs. 811 No. 591	Enacted
44	TATUL 44	03304-3328-0	04-08-2005	300	Fs. 813 No. 592	Enacted
45	PALAS 1	03304-3532-1	20-09-2006	300		Enacted
46	PALAS 2	03304-3533-K	20-09-2006	300		Enacted
47	PALAS 3	03304-3541-0	20-09-2006	300		Enacted
48	PALAS 4	03304-3534-8	20-09-2006	300		Enacted
49	PALAS 5	03304-3542-9	20-09-2006	300		Enacted
50	PALAS 6	03304-3535-6	20-09-2006	300		Enacted
51	PALAS 7	03304-3550-K	20-09-2006	300		Enacted
52	PALAS 8	03304-3536-4	20-09-2006	300		Enacted
53	PALAS 9	03304-3551-8	20-09-2006	300		Enacted
54	PALAS 10	03304-3537-2	20-09-2006	300		Enacted
55	PALAS 11	03304-3552-6	20-09-2006	300		Enacted
56	PALAS 12	03304-3538-0	20-09-2006	300		Enacted
57	PALAS 17	03304-3555-0	20-09-2006	300		Enacted
58	PALAS 13	03304-3553-4	20-09-2006	300		Enacted

Barrick Gold Corporation	164

  Technical Report – Pascua-Lama Project – Region III, Chile

59	PALAS 14	03304-3539-9	20-09-2006	300	Enacted
60	PALAS 15	03304-3554-2	20-09-2006	200	Enacted
61	PALAS 16	03304-3540-2	20-09-2006	200	Enacted
62	PALAS 18	03304-3639-5	24-11-2006	300	Enacted
63	PALAS 19	03304-3640-9	24-11-2006	300	Enacted
64	PALAS 20	03304-3641-7	24-11-2006	300	Enacted
65	PALAS 21	03304-3642-5	24-11-2006	300	Enacted
66	PALAS 22	03304-3643-3	24-11-2006	300	Enacted
67	PALAS 23	03304-3644-1	24-11-2006	300	Enacted
68	PALAS 24	03304-3645-K	24-11-2006	300	Enacted
69	PALAS 25	03304-3648-4	24-11-2006	300	Enacted
70	PALAS 26	03304-3646-8	24-11-2006	300	Enacted
71	PALAS 27	03304-3647-6	24-11-2006	200	Enacted
72	RIOCAR 1		28-12-2007	100	In Progress
73	RIOCAR 2		28-12-2007	100	In Progress
74	RIOCAR 3		28-12-2007	100	In Progress
75	RIOCAR 4		28-12-2007	200	In Progress
76	RIOCAR 6		28-12-2007	300	In Progress
77	RIOCAR 7		28-12-2007	200	In Progress
78	RIOCAR 8		28-12-2007	100	In Progress
79	RIOCAR 9		28-12-2007	200	In Progress
80	RIOCAR 10		28-12-2007	200	In Progress
81	RIOCAR 11		28-12-2007	200	In Progress

Barrick Gold Corporation	165

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82	RIOCAR 12	28-12-2007	200	In Progress
83	RIOCAR 13	28-12-2007	300	In Progress
84	RIOCAR 14	28-12-2007	200	In Progress
85	RIOCAR 5	28-12-2007	100	In Progress
86	COLO 1	09-11-2007	300	In Progress
87	COLO 2	09-11-2007	300	In Progress
88	COLO 3	09-11-2007	300	In Progress
89	COLO 4	09-11-2007	300	In Progress
90	COLO 5	09-11-2007	300	In Progress
91	COLO 6	09-11-2007	300	In Progress
92	COLO 7	09-11-2007	300	In Progress
93	COLO 8	09-11-2007	300	In Progress
94	COLO 9	09-11-2007	200	In Progress
95	COLO 10	09-11-2007	200	In Progress
96	COLO 11	09-11-2007	200	In Progress
97	COLO 12	09-11-2007	300	In Progress
98	COLO 13	09-11-2007	200	In Progress
99	COLO 14	09-11-2007	200	In Progress
100	COLO 15	09-11-2007	200	In Progress
101	COLO 16	09-11-2007	200	In Progress
102	COLO 17	09-11-2007	200	In Progress
103	COLO 18	09-11-2007	300	In Progress
104	COLO 19	09-11-2007	300	In Progress

Barrick Gold Corporation	166

  Technical Report – Pascua-Lama Project – Region III, Chile

105	COLO 20	09-11-2007	300	In Progress
106	COLO 21	09-11-2007	300	In Progress
107	COLO 22	09-11-2007	300	In Progress
108	COLO 23	09-11-2007	300	In Progress
109	COLO 24	09-11-2007	300	In Progress
110	COLO 25	09-11-2007	300	In Progress
111	COLO 26	09-11-2007	300	In Progress
112	COLO 27	09-11-2007	300	In Progress
113	COLO 28	09-11-2007	300	In Progress
114	COLO 29	09-11-2007	300	In Progress
115	COLO 30	09-11-2007	300	In Progress
116	COLO 31	09-11-2007	300	In Progress
117	COLO 32	09-11-2007	300	In Progress
118	COLO 33	09-11-2007	300	In Progress
119	COLO 34	09-11-2007	300	In Progress
120	COLO 35	09-11-2007	300	In Progress
121	COLO 36	09-11-2007	200	In Progress
122	COLO 37	09-11-2007	300	In Progress
123	COLO 38	09-11-2007	300	In Progress
124	COLO 39	09-11-2007	300	In Progress
125	COLO 40	09-11-2007	100	In Progress
126	LA HIGUERA 1	04-10-2007	200	In Progress
127	LA HIGUERA 2	04-10-2007	200	In Progress

Barrick Gold Corporation	167

  Technical Report – Pascua-Lama Project – Region III, Chile

128	LA HIGUERA 3		04-10-2007	100		In Progress
129	LA HIGUERA 4		04-10-2007	300		In Progress
130	LA HIGUERA 5		04-10-2007	100		In Progress
131	LA HIGUERA 6		04-10-2007	100		In Progress
132	LA HIGUERA 7		04-10-2007	100		In Progress
133	CALDERA 1	04102-1480-6	24-08-2005	300	Fs. 127 Vta. No. 109	Enacted
134	CALDERA 2	04102-1481-4	24-08-2005	200	Fs. 129 Vta. No. 110	Enacted
135	CALDERA 3	04102-1482-2	24-08-2005	200	Fs. 131 Vta. No. 111	Enacted
136	CALDERA 4	04102-1483-0	24-08-2005	200	Fs. 133 Vta. No. 112	Enacted
137	CALDERA 5	04102-1484-9	24-08-2005	300	Fs. 135 Vta. No. 113	Enacted
138	CALDERA 6	04102-1485-7	24-08-2005	100	Fs. 137 Vta. No. 114	Enacted
139	CALDERA 7	04102-1486-5	24-08-2005	100	Fs. 139 Vta. No. 115	Enacted
140	CALDERA 8	04102-1487-3	24-08-2005	100	Fs. 141 Vta. No. 116	Enacted
141	CALDERA 9	04105-3673-0	23-08-2005	200	Fs. 309 No. 207	Enacted
142	CALDERA 10	04105-3674-9	23-08-2005	100	Fs. 311 No. 208	Enacted
143	CALDERA 11	04105-3675-7	23-08-2005	100	Fs. 313 No. 209	Enacted
144	CALDERA 12	04105-3676-5	23-08-2005	200	Fs. 315 No. 210	Enacted
145	CALDERA 13	04105-3677-3	23-08-2005	200	Fs. 317 No. 211	Enacted
146	CALDERA 14	04105-3678-1	23-08-2005	200	Fs. 319 No. 212	Enacted
147	SALTO 1	03304-3378-7	29-08-2005	200	Fs. 1148 Vta. No. 881	Enacted
148	SALTO 2	03304-3379-5	29-08-2005	300	Fs. 1150 Vta. No. 882	Enacted
149	SALTO 3	03304-3380-9	29-08-2005	300	Fs. 1152 Vta. No. 883	Enacted
150	SALTO 4	03304-3381-7	29-08-2005	300	Fs. 1154 Vta. No. 884	Enacted

Barrick Gold Corporation	168

  Technical Report – Pascua-Lama Project – Region III, Chile

151	SALTO 5	03304-3382-5	29-08-2005	300	Fs. 1156 Vta. No. 885	Enacted
152	SALTO 6	03304-3383-3	29-08-2005	300	Fs. 1158 Vta. No. 886	Enacted
153	SALTO 7	03304-3384-1	29-08-2005	300	Fs. 1160 Vta. No. 887	Enacted
154	SALTO 8	03304-3385-K	29-08-2005	200	Fs. 1162 Vta. No. 888	Enacted
155	SALTO 9	03304-3386-8	29-08-2005	300	Fs. 1164 Vta. No. 889	Enacted
156	SALTO 10	03304-3387-6	29-08-2005	300	Fs. 1166 Vta. No. 890	Enacted
157	SALTO 11	03304-3388-4	29-08-2005	300	Fs. 1168 Vta. No. 891	Enacted
158	CALVARIO 1	04105-3894-6	30-05-2006	300	Fs. 113 No. 85	Enacted
159	CALVARIO 2	04105-3895-4	30-05-2006	200	Fs. 115 No. 86	Enacted
160	CALVARIO 3	04105-3896-2	30-05-2006	200	Fs. 117 No. 87	Enacted
161	CALVARIO 4	04105-3897-0	30-05-2006	200	Fs. 119 No. 88	Enacted
162	CALVARIO 5	04105-3898-9	30-05-2006	300	Fs. 121 No. 89	Enacted
163	CASABLANCA 1	03304-3499-6	26-05-2003	200	Fs. 446 No. 423	Enacted
164	CASABLANCA 2	03304-3500-3	26-05-2003	200	Fs. 448 No. 424	Enacted
165	CASABLANCA 3	03304-3501-1	26-05-2003	100	Fs. 450 No. 425	Enacted
166	CASABLANCA 4	03304-3502-K	26-05-2003	200	Fs. 452 No. 426	Enacted
167	CASABLANCA 5	03304-3503-8	26-05-2003	100	Fs. 454 No. 427	Enacted
168	CASABLANCA 6	03304-3504-6	26-05-2003	200	Fs. 456 No. 428	Enacted
169	CASABLANCA 7	03304-3505-4	26-05-2003	200	Fs. 458 No. 429	Enacted
170	CASABLANCA 8	03304-3524-0	26-05-2003	100	Fs. 460 No. 430	Enacted
171	CASABLANCA 9	03304-3506-2	26-05-2003	100	Fs. 462 Vta. No. 431	Enacted
172	CASABLANCA 10	03304-3507-0	26-05-2003	200	Fs. 464 Vta. No. 432	Enacted
173	CASABLANCA 11	03304-3508-9	26-05-2003	300	Fs. 466 Vta. No. 433	Enacted

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  Technical Report – Pascua-Lama Project – Region III, Chile

174	CASABLANCA 12	03304-3509-7	26-05-2003	100	Fs. 468 Vta. No. 434	Enacted

 B                              Argentina

Table B-1: Exploration BEASA & EMASA Mining Concession – Argentine Site.

Nº	Name	Mining Rol	Registration Date	Status	Hectare
1	URSULINA II	520-0060-B-97	31-01-1997	Enacted	699,29276
2	LAMA 1	157056-C-79	05-11-1979	Enacted	63,00000
3	LAMA 18	156610-C-80	10-07-1980	Constituted	54,00000
4	LAMA 2	157057-C-79	05-11-1979	Enacted	54,00000
5	LAMA 19	156611-C-80	10-07-1980	Enacted	54,00000
6	LAMA 3	157058-C-79	05-11-1979	Enacted	54,00000
7	LAMA 4	157059-C-79	05-11-1979	Enacted	54,00000
8	LAMA 22	195114-C-81	16-12-1981	Enacted	54,00000
9	LAMA 26	195267-C-83	27-12-1983	Enacted	54,00000
10	LAMA 23	194170-C-82	25-02-1982	Enacted	54,00000
11	LAMA 25	194308-C-82	14-04-1982	Enacted	54,00000
12	Camila	1176-B-96	05-12-1996	Enacted	1457,99640
13	URSULINA I	520-0062-B-97	31-01-1997	Enacted	437,37156
14	LUIS V	338336-A-93	19-04-1993	Enacted	192,00000
15	LUIS VI	338335-A-93	19-04-1993	Enacted	585,00000
16	LAMA 17	156612-C-80	10-07-1980	Enacted	54,00000
17	LUIS II	338333-A-93	19-04-1993	Enacted	597,44560
18	LUIS IV	338337-A-93	19-04-1993	Enacted	306,00000
19	LUIS III	338338-A-93	19-04-1993	Enacted	484,00000
20	LUIS I	338334-A-93	19-04-1993	Enacted	90,00000
21	Antigua	425201-B-02	21-11-2000	Constituted	930,00000
22	URSULINA III	520-0061-B-97	31-01-1997	Enacted	506,37104

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